UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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Adobe Systems Incorporated

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Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 21, 2011

Dear Stockholders:

You are cordially invited to attend our 2011 Annual Meeting of Stockholders to be held on Thursday, April 21, 2011 at 9:00 a.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. We are holding the meeting to:

1. Elect the four Class II members of our Board of Directors named herein to serve for a two-year term;

2. Approve the amendment of the 1997 Employee Stock Purchase Plan to increase the share reserve by 17 million shares;

3. Approve the adoption of the 2011 Executive Cash Performance Bonus Plan;

4. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on December 2, 2011;

5. Approve the Certificate of Amendment to the Adobe Systems Incorporated Restated Certificate of Incorporation to eliminate our classified Board structure;

6. Approve an advisory resolution on executive compensation;

7. Hold an advisory vote on the frequency of the advisory vote on executive compensation; and

8. Transact any other business that may properly come before the meeting.

If you owned our common stock at the close of business on February 25, 2011, you may attend and vote at the meeting. A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our headquarters in San Jose, California for the ten days prior to the meeting for any purpose related to the meeting.

We are pleased to continue to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. As a result, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement and our 2010 Annual Report. We believe that this process allows us to provide our stockholders with the information they need in a timelier manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our 2010 Annual Report and a form of proxy card or voting instruction card. All stockholders who have previously requested a paper copy of our proxy materials will continue to receive a paper copy of the proxy materials by mail.

Your vote is important. Whether or not you plan to attend the meeting, I hope that you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by completing, signing, dating and mailing your proxy card or voting instruction card in the envelope provided. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card or voting instruction card.

Sincerely,



Karen Cottle
Senior Vice President, General Counsel & Secretary

March 10, 2011
San Jose, California

ADOBE SYSTEMS INCORPORATED

Proxy Statement
for the
Annual Meeting of Stockholders
To Be Held April 21, 2011

TABLE OF CONTENTS

ADOBE SYSTEMS INCORPORATED

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors (the "Board") is soliciting proxies for our 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") to be held on Thursday, April 21, 2011 at 9:00 a.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110, and our telephone number is (408) 536-6000.

The proxy materials, including this proxy statement, proxy card or voting instruction card and our 2010 Annual Report, are being distributed and made available on or about March 10, 2011. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide our stockholders access to our proxy materials over the Internet. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Notice") will be mailed on or about March 10, 2011 to most of our stockholders who owned our common stock at the close of business on the record date, February 25, 2011. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials be sent to them by following the instructions in the Notice.

The Notice will also provide instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election.

Choosing to receive future proxy materials electronically will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

We will bear the expense of soliciting proxies. In addition to these proxy materials, our directors and employees (who will receive no compensation in addition to their regular salaries) may solicit proxies in person, by telephone or email. We have also retained Innisfree M&A Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $12,500 for its services and will reimburse Innisfree for reasonable out-of-pocket expenses, estimated at $5,000. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

QUESTIONS AND ANSWERS

Q: Who may vote at the meeting?

A: Our Board set February 25, 2011 as the record date for the meeting. If you owned our common stock at the close of business on February 25, 2011, you may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on. As of February 25, 2011, there were 506,112,690 shares of our common stock outstanding and entitled to vote at the meeting.

Q: What is the quorum requirement for the meeting?

A: A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum.

Your shares will be counted as present at the meeting if you:

- are present and entitled to vote in person at the meeting; or

- have properly submitted a proxy card or voting instruction card, or voted by telephone or over the Internet.

Both abstentions and broker non-votes (as described below) are counted for the purpose of determining the presence of a quorum.

Each proposal identifies the votes needed to approve or ratify the proposed action.

Q: What proposals will be voted on at the meeting?

A: There are seven proposals scheduled to be voted on at the meeting:

- Election of the four Class II members of our Board named herein to serve for a two-year term;

- Approval of the amendment of the 1997 Employee Stock Purchase Plan to increase the share reserve by 17 million shares;

- Approval of the adoption of the 2011 Executive Cash Performance Bonus Plan;

- Ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 2, 2011;

- Approval of the Certificate of Amendment to the Adobe Systems Incorporated Restated Certificate of Incorporation to eliminate our classified Board structure;

- Approve an advisory resolution on executive compensation; and

- Hold an advisory vote on the frequency of the advisory vote on executive compensation.

We will also consider any other business that properly comes before the meeting. As of the record date, we are not aware of any other matters to be submitted for consideration at the meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card or voter instruction card will vote the shares they represent using their best judgment.

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

A: We are pleased to continue to take advantage of the SEC rule that allows companies to furnish their proxy materials over the Internet. Accordingly, we have sent to most of our stockholders of record and beneficial owners a Notice regarding Internet availability of proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically on an ongoing basis. A stockholder's election to receive proxy materials by mail or electronically by email will remain in effect until the stockholder terminates such election.

Q: Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the Internet availability of proxy materials?

A: We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card, to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years. Alternatively, you can go to https://www.icsdelivery.com/adobe/index.html and enroll for online delivery of annual meeting and proxy voting materials.

Q: How can I get electronic access to the proxy materials?

A: You can view the proxy materials on the Internet at www.proxyvote.com. Please have your 12 digit control number available. Your 12 digit control number can be found on your Notice. If you received a paper copy of your proxy materials, your 12 digit control number can be found on your proxy card or voting instruction card.

Our proxy materials are also available on our Investor Relations website at www.adobe.com/aboutadobe/invrelations.

Q: Can I vote my shares by filling out and returning the Notice?

A: No. The Notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card or voting instruction card, or by submitting a ballot in person at the meeting.

Q: How may I vote my shares in person at the meeting?

A: If your shares are registered directly in your name with our transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. The meeting will be held at our East Tower building located at 321 Park Avenue, San Jose, California 95110. If you need directions to the meeting, please visit http://www.adobe.com/aboutadobe/maps/sj_map.html.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a registered stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your stockbroker, trustee or nominee. In most cases, you will be able to do this by telephone, by using the Internet or by mail if you received a printed set of the proxy materials.

By Telephone or Internet - If you have telephone or Internet access, you may submit your proxy by following the instructions provided in the Notice, or if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

By Mail - If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your stockbroker, trustee or nominee, and mailing it in the enclosed envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: What happens if I do not give specific voting instructions?

A: *Registered Stockholder of Record*. If you are a registered stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of the New York Stock Exchange, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal except Proposal 5. For Proposal 5, broker non-votes will have the same effect as an "Against" vote. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, except Proposal 5, assuming that a quorum is obtained.

Q. Which ballot measures are considered "routine" or "non-routine?"

A. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 2, 2011 (Proposal 4) is considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal 4. The election of directors (Proposal 1), the amendment of the 1997 Employee Stock Purchase Plan (Proposal 2), the adoption of the 2011 Executive Cash Performance Bonus Plan (Proposal 3), the approval of the Certificate of Amendment to the Adobe Systems Incorporated Restated Certificate of Incorporation (Proposal 5), the advisory vote on executive compensation (Proposal 6) and the advisory vote on the frequency of the advisory vote on executive compensation (Proposal 7) are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on Proposals 1, 2, 3, 5, 6 and 7.

Q: How can I revoke my proxy and change my vote after I return my proxy card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. If you are a stockholder of record, you may do this by signing and submitting a new proxy card with a later date; by voting by telephone or by using the Internet, either of which must be completed by 11:59 p.m. Eastern Time on April 20, 2011 (your latest telephone or Internet proxy is counted); or by attending the meeting and voting in person. Attending the meeting alone will not revoke your proxy unless you specifically request your proxy to be revoked. If you hold shares through a bank or brokerage firm, you must contact that bank or firm directly to revoke any prior voting instructions.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final voting results will be reported in a current report on Form 8-K, which will be filed with the SEC within four business days after the meeting. If our final voting results are not available within four business days after the meeting, we will file a current report on Form 8-K reporting the preliminary voting results and subsequently file the final voting results in an amendment to the current report on Form 8-K within four business days after the final voting results are known to us.

PROPOSAL 1
ELECTION OF DIRECTORS

We currently have 10 members of our Board, which is divided into two classes (Class I and Class II) with alternating two-year terms. Carol Mills, a Class II director, has elected not to stand for re-election. Immediately preceding this meeting, the authorized size of our Board will be reduced to nine members with the number of Class I directors set at five and the number of Class II directors set at four. Stockholders will vote for the four Class II nominees listed below to serve until our 2013 Annual Meeting of Stockholders and until such director's successor has been elected and qualified, or until such director's death, resignation or removal. The members of our Board who are Class I directors will be considered for nomination for election in 2012. However, as explained in further detail in Proposal 5, our Board is proposing to amend our Restated Certificate of Incorporation to move to annual elections of all our directors. If our stockholders approve the proposed amendment, directors who have been elected to two-year terms prior to the filing of the Certificate of Amendment to our Restated Certificate of Incorporation (including directors elected at this meeting) will complete those terms. Thereafter, their successors will be elected to one-year terms, and from and after the 2013 Annual Meeting of Stockholders, all directors will stand for election annually.

Each of the nominees listed below is currently a director of Adobe and has previously been elected by our stockholders. There are no family relationships among our directors or executive officers. If any nominee is unable or declines to serve as a director, the Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee.

Vote Required and Board Recommendation

Our Bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections. Any nominee for director, in an uncontested election, who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election shall promptly tender his or her resignation to the Board, and the Board, after taking into consideration the recommendation of the Nominating and Governance Committee of the Board, will determine whether or not to accept the director's resignation. The election of directors pursuant to this Proposal is an uncontested election, and, therefore, the majority vote standard will apply. Abstentions and broker non-votes will not have any effect on the outcome of this Proposal. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES

Our Board of Directors

The following tables set forth the name and age of each nominee and each director of Adobe whose term of office will continue after this meeting, the principal occupation during the past five years, other directorships held in public companies and relevant experiences, qualifications, attributes or skills of each, and the year each began serving as a director of Adobe:

Nominees for Election as Class II Directors for a Term Expiring in 2013

Name	Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills	Age	Director Since
Robert K. Burgess	Mr. Burgess has been an independent consultant since December 2005. He served as Chief Executive Officer of Macromedia, Inc., a provider of Internet and multimedia software, from November 1996 to January 2005. He also served on the board of directors of Macromedia from November 1996 until December 2005, as Chairman of the Board of Macromedia from July 1998 until December 2005 and as Executive Chairman of Macromedia from January 2005 until December 2005, when Macromedia was acquired by Adobe. Prior to joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics and computing company, and from 1991 to 1995 served as Chief Executive Officer and a member of the board of directors of Alias Research, Inc., a publicly traded 3D software company, prior to its acquisition by Silicon Graphics. Mr. Burgess currently serves on the board of IMRIS Inc., a provider of image guided therapy solutions. Mr. Burgess holds a B.Com. from McMaster University in Canada.	53	2005
	As the former Executive Chairman, Chief Executive Officer and Chairman of the Board of Macromedia, as well as several other executive positions, Mr. Burgess has extensive executive leadership experience, as well as extensive knowledge of operational, financial and strategic issues. He also possesses significant experience with business issues in technology organizations as a result of his former executive roles. With more than 15 years experience as a board member of publicly traded companies, Mr. Burgess also has a broad understanding of the role and responsibilities of the board and valuable insight on a number of significant issues in the technology industry.		

Name	Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills	Age	Director Since
Daniel Rosensweig	Mr. Rosensweig is currently President, Chief Executive Officer and a member of the board of directors of Chegg.com, an online textbook rental company. Prior to joining Chegg.com in February 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc., a developer, publisher and distributor of interactive entertainment and leisure products. Prior to joining RedOctane in March 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. Prior to joining the Quadrangle Group in August 2007, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., an Internet content and service provider, which he joined in April 2002. Prior to joining Yahoo!, Mr. Rosensweig was President of CNET Networks, Inc., an interactive media company, which he joined in October 2000. Mr. Rosensweig served for 18 years with Ziff-Davis, an integrated media and marketing services company, including roles as President and Chief Executive Officer of its subsidiary ZDNet, from 1997 until 2000 when ZDNet was acquired by CNET. Mr. Rosensweig holds a B.A. in Political Science from Hobart College. As a result of his current executive position at Chegg.com, as well as his former positions as a senior executive at global media and technology organizations, Mr. Rosensweig provides the Board with extensive and relevant executive leadership, worldwide operations and technology industry experience.	49	2009
Robert Sedgewick	Dr. Sedgewick has been a Professor of Computer Science at Princeton University since 1985, where he was the founding Chairman of the Department of Computer Science. He is the author of numerous research papers and a widely used series of textbooks on algorithms. Dr. Sedgewick holds a Ph.D. in Computer Science from Stanford University. As a Professor and the founding Chairman of the Department of Computer Science, Dr. Sedgewick brings to the Board extensive leadership experience and expertise on technology issues in the software industry. Also, as the holder of a Ph.D. degree in Computer Science from Stanford University, and the author of numerous research papers and widely used series of textbooks on algorithms, Dr. Sedgewick offers relevant expertise on a broad range of technology issues. As a member of Adobe's Board for over 20 years, Dr. Sedgewick also possesses experience with a range of corporate governance issues.	64	1990

Name	Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills	Age	Director Since
John E. Warnock	Dr. Warnock was a founder of Adobe and has been our Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman with Charles M. Geschke. Dr. Warnock served as our Chief Executive Officer from 1982 until December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as our Chief Technical Officer. Dr. Warnock currently serves as Chairman of the Board of Salon Media Group, Inc. Dr. Warnock holds a Ph.D. in Electrical Engineering from the University of Utah. As a co-founder of Adobe and its former Chief Executive Officer and Chief Technical Officer, Dr. Warnock has experience growing Adobe from a start-up to a large publicly traded company. His nearly 20 years of executive and technological leadership at Adobe provides the Board with significant leadership, operations and technology experience, as well as important perspectives on innovation, management development, and global challenges and opportunities. As Chairman of the Board of Directors of Adobe and Salon, Dr. Warnock has a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.	70	1983

Incumbent Class I Directors with a Term Expiring in 2012

Name	Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills	Age	Director Since
Edward W. Barnholt	Mr. Barnholt served as President and Chief Executive Officer of Agilent Technologies, Inc., a measurement company, from March 1999 to March 2005 and as its Chairman of the Board from November 2002 until his retirement in March 2005. From 1990 to 1999, Mr. Barnholt served in several executive positions at Hewlett-Packard Company, a computer and electronics company, including serving as Executive Vice President and General Manager of its Measurements Organization. Mr. Barnholt currently serves on the board of directors of eBay Inc. and as Chairman of the Board of KLA-Tencor Corporation. Mr. Barnholt holds a B.S. and a M.S. in Electrical Engineering from Stanford University.	67	2005
	As the former President, Chief Executive Officer and Chairman of the Board of Agilent, as well as a former senior executive with Hewlett-Packard, Mr. Barnholt possesses significant leadership and operational experience, including on matters particularly relevant to companies with complex technology and international issues. As a board member of two other public companies, Mr. Barnholt also has strong corporate governance expertise and a global business perspective.		

Name	Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills	Age	Director Since
Michael R. Cannon	Mr. Cannon served as President, Global Operations for Dell Inc., a computer systems manufacturer and services provider, from February 2007 until his retirement in January 2009. Prior to joining Dell, Mr. Cannon was the President and Chief Executive Officer, and served on the board of directors, of Solectron Corporation, an electronic manufacturing services company, which he joined as Chief Executive Officer in January 2003. From July 1996 until joining Solectron, Mr. Cannon served as the President and Chief Executive Officer and member of the board of Maxtor Corporation, a disk drive and storage systems manufacturer. Prior to joining Maxtor, Mr. Cannon held senior management positions at IBM, a global services, software and systems company. Mr. Cannon currently serves on the board of directors of Elster Group, SE, a metering technology company, Seagate Technology Public Limited Company, a provider of hard disk drives and storage solutions, and Lam Research Corporation, a semiconductor equipment manufacturer. Mr. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School.	58	2003

Mr. Cannon's career spans 35 years in technology. As a result of his former senior executive positions at Dell, Solectron and Maxtor, Mr. Cannon possesses a significant amount of leadership and worldwide operational experience with companies in high technology industries. In addition, as Chief Executive Officer with financial oversight responsibilities at both Solectron and Maxtor, Mr. Cannon possesses extensive financial expertise. Also, from his service as a board member with three other public companies, Mr. Cannon offers our Board a deep understanding of corporate governance matters.

Name	Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills	Age	Director Since
James E. Daley	Mr. Daley has been an independent consultant since his retirement in July 2003 from Electronic Data Systems Corporation ("EDS"), an information technology service company. Mr. Daley served as Executive Vice President and Chief Financial Officer of EDS from March 1999 to February 2003, and as its Executive Vice President of Client Solutions, Global Sales and Marketing from February 2003 to July 2003. From 1963 until his retirement in 1998, Mr. Daley was with Price Waterhouse, L.L.P., an accounting firm, where he served as Co-Chairman-Operations and Vice-Chairman-International from 1988 to 1998. Mr. Daley currently serves on the board of directors of The Guardian Life Insurance Company of America. Mr. Daley holds a B.B.A. from Ohio University.	69	2001
	With more than 35 years of service with the international accounting firm Price Waterhouse, L.L.P., as well as his past service as the Chief Financial Officer of a publicly traded global technology company, Mr. Daley brings to the Board extensive financial expertise related to the business and financial issues facing large global technology corporations, as well as a comprehensive understanding of international business and corporate governance matters.		
Charles M. Geschke	Dr. Geschke was a founder of Adobe and has served as our Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was our Chief Operating Officer from December 1986 until July 1994 and our President from April 1989 until his retirement in April 2000. Dr. Geschke holds a Ph.D. in Computer Science from Carnegie Mellon University.	71	1983
	As a co-founder of Adobe and its former President and Chief Operating Officer, Dr. Geschke has experience growing Adobe from a start-up to a large publicly traded company. His nearly 20 years of executive and technological leadership at Adobe provides the Board with significant leadership, operations and technology experience, as well as important perspectives on innovation, management development, and global challenges and opportunities.		

Name	Principal Occupation During Last Five Years and Relevant Experiences, Qualifications, Attributes or Skills	Age	Director Since
Shantanu Narayen	Mr. Narayen currently serves as our President and Chief Executive Officer. He joined Adobe in January 1998 as Vice President and General Manager of our engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined our Board of Directors. Mr. Narayen serves on the board of directors of Dell Inc. Mr. Narayen holds a B.S. in Electronics Engineering from Osmania University in India, a M.S. in Computer Science from Bowling Green State University and an M.B.A. from the Haas School of Business, University of California, Berkeley.	47	2007

As our President and Chief Executive Officer and an Adobe employee for over a decade, Mr. Narayen brings to the Board extensive leadership and industry experience, including a deep knowledge and understanding of our business, operations and employees, the opportunities and risks faced by Adobe, and management's current and future strategy and plans. As a member of the board of directors of Dell, he also has a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.

Independence of Directors

As required by the NASDAQ Global Select Market's ("NASDAQ") listing standards, a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the applicable NASDAQ listing standards.

In determining Dr. Geschke's independence, the Board considered Dr. Geschke's son's partnership interest in the law firm of Cooley LLP prior to his son's departure from Cooley LLP in April 2010. In fiscal year 2010, Cooley LLP acted as our legal counsel on various matters. Adobe considers this business relationship to be at arms-length and in the ordinary course of business. Dr. Geschke's son did not have a material direct or indirect interest in such business relationship.

In determining Dr. Warnock's independence, the Board considered Dr. Warnock's son's employment at Adobe as a project manager, a non-executive position, prior to his son's departure from Adobe in March 2010.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, any of his or her family members, Adobe, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of our Board is comprised of independent directors. Our independent directors include: Mr. Barnholt, Mr. Burgess, Mr. Cannon, Mr. Daley, Dr. Geschke, Ms. Mills, Mr. Rosensweig, Dr. Sedgewick and Dr. Warnock.

Committees of the Board

The *Audit Committee*'s role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our enterprise risk management program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee oversees the appointment, compensation, engagement, retention, termination and services of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by our independent registered public accounting firm; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; and monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation. The Audit Committee establishes procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. See "Report of the Audit Committee" contained in this proxy statement.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets NASDAQ's financial literacy requirements, and the Board has further determined that Messrs. Cannon and Daley (i) are "audit committee financial experts" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and (ii) also meet NASDAQ's financial sophistication requirements. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

The *Executive Compensation Committee* sets and administers the policies governing all compensation of our executive officers, including cash and non-cash compensation and equity compensation programs, and is responsible for making recommendations to the Board concerning Board and committee compensation. The Executive Compensation Committee also reviews and approves equity-based compensation grants to our non-executive officer employees and consultants, other than stock option, performance share and restricted stock unit grants to our non-executive officer employees that are approved by a Management Committee for Employee Equity Awards appointed by the Board and consisting of our Chief Executive Officer and Senior Vice President, Human Resources. The Executive Compensation Committee is also responsible for oversight of our overall compensation plans and benefit programs, as well as the approval of all employment, severance and change of control agreements and plans applicable to our executive officers. The Executive Compensation Committee oversees all matters related to stockholder approval of executive compensation and evaluates the risk-taking incentives and risk management of our compensation policies and practices. The members of the Executive Compensation Committee are all independent directors within the meaning of applicable NASDAQ listing standards, and all of the members are "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

Risk Analysis of Performance-Based Compensation Plans

Our Executive Compensation Committee believes that our employee compensation programs do not encourage excessive and unnecessary risk-taking that would be reasonably likely to have a material adverse effect on Adobe. The Executive Compensation Committee oversaw the performance of a risk assessment of our compensation programs as generally applicable to our employees to ascertain any potential material risks that may be created by the compensation programs. The Executive Compensation Committee considered the findings of the assessment conducted internally and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they do encourage is not reasonably likely to materially harm our business or financial condition.

Although the majority of target total direct compensation provided to our executive officers is typically performance based, the Executive Compensation Committee also believes that our executive compensation programs have been designed with appropriate controls and other mitigating measures to prevent excessive and unnecessary risk-taking. Our other performance-based employee compensation programs typically make up a smaller percentage of our other employees' overall compensation and therefore provide even less incentive for risk-taking. The design of these broad-based employee compensation programs is intended to encourage our employees to remain focused on both short-and long-term operational and financial goals of the company in several key respects:

- The Executive Bonus Plan (as described under "Compensation Discussion and Analysis—Elements of Compensation—Cash Incentives—Annual Cash Incentive Plan"), and the similar bonus plan for employees who are not executive officers, measured only one year, but included both revenue and operating profit measures that must be achieved, to provide balanced objectives emphasizing both revenue generation and expense management.

- Our system of internal controls over financial reporting, standards of business conduct, and compliance programs, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our bonus and sales compensation plans.

- Our performance-based plans include caps that in recent years have ranged from 110% to 200% of the target awards. We believe these caps limit the incentive for excessive risk-taking by our employees.

- Equity incentive awards for our executive officers include three different types of equity, which help to diversify the executive officers' interests and limit the potential value of excessive risk-taking. For most of our non-executive employees, equity incentive awards are solely in the form of restricted stock units ("RSUs"). Annual equity incentive awards for our executive officers and employees for fiscal year 2010 vest 25% each year over four years for options and RSUs and 33⅓% each year over three years for performance shares, encouraging executive officers and other employees to focus on sustained stock price appreciation over the long term.

- Our officers at the Senior Vice President level and above are all subject to and in compliance with our stock ownership guidelines, described under "Compensation Discussion and Analysis—Ownership Guidelines and Policies—Stock Ownership Guidelines," which encourage a level of stock ownership that we believe appropriately aligns their interests with those of our stockholders.

The *Nominating and Governance Committee*'s primary purpose is to evaluate candidates for membership on our Board and make recommendations to our Board regarding candidates; make recommendations with respect to the composition of our Board and its committees; review and make recommendations regarding the functioning of our Board as an entity; recommend corporate governance principles applicable to Adobe; manage periodic review, discussion and evaluation of the performance of our Board and its committees; assess the independence of our directors; and consider and approve or disapprove any related-person transaction as defined under Item 404 of Regulation S-K promulgated by the SEC, after examining each such transaction for potential conflicts of interest and other improprieties. The Nominating and Governance Committee also assists our Board in reviewing and assessing management development and succession planning for our executive officers. The Nominating and Governance Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The members of our Nominating and Governance Committee are all independent directors within the meaning of applicable NASDAQ listing standards. The Nominating and Governance Committee operates pursuant to a written charter, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

In carrying out its function to nominate candidates for election to our Board, the Nominating and Governance Committee considers the Board's mix of skills, experience, character, commitment and diversity—diversity being broadly construed to mean a variety of opinions, perspectives and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics, all in the context of the requirements and needs of our Board at that point in time. The Nominating and Governance Committee believes that each candidate should be an individual who has demonstrated integrity and ethics in such candidate's personal and professional life, has an understanding of elements relevant to the success of a publicly traded company and has established a record of professional accomplishment in such candidate's chosen field. Each candidate should be prepared to participate fully in Board activities, including attendance at, and active participation in, meetings of the Board, and not have other personal or professional commitments that would, in the Nominating and Governance Committee's judgment, interfere with or limit such candidate's ability to do so. Each candidate should also be prepared to represent the best interests of all of our stockholders and not just one particular constituency. Additionally, in determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers such director's past attendance at Board and committee meetings and participation in and contributions to the activities of our Board. The Nominating and Governance Committee has no stated specific minimum qualifications that must be met by a candidate for a position on our Board. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of our Audit Committee to meet the criteria for an "audit committee financial expert" as defined by SEC rules, that at least two members of our Executive Compensation Committee are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Code, and that a majority of the members of our Board meet the definition of "independent director" within the meaning of applicable NASDAQ listing standards.

The Nominating and Governance Committee's methods for identifying candidates for election to our Board include the solicitation of ideas for possible candidates from a number of sources, including from members of our Board, our executive officers, individuals who our executive officers or Board members believe would be aware of candidates who would add value to our Board and through other research. The Nominating and Governance Committee may also, from time to time, retain for a fee one or more third-party search firms to identify suitable candidates.

Any of our stockholders may nominate one or more persons for election as a director at our annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our Bylaws. In addition, the notice must include any other information required pursuant to Section 14 of the Exchange Act. In order for the director nomination to be timely for our 2012 Annual Meeting of Stockholders, a stockholder's notice to our Secretary must be delivered to our principal executive offices no later than November 11, 2011 nor earlier than October 12, 2011. Our Bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each candidate, including incumbents, based on the same criteria.

Meetings of the Board and Committees

During fiscal year 2010, our Board held four meetings, and its three standing committees—Audit Committee, Executive Compensation Committee, and Nominating and Governance Committee—collectively held 24 meetings. Each director attended at least 75% of the meetings (held during the period that such director served) of the Board and the committees on which such director served in fiscal year 2010. Members of our Board are encouraged to attend our annual meetings of stockholders. Six of our Board members attended our 2010 Annual Meeting of Stockholders.

The following table sets forth the three standing committees of our Board, the members of each committee, and the number of meetings held by our Board and the committees during fiscal year 2010:

Name	Board	Audit	Executive Compensation	Nominating and Governance
Mr. Barnholt	X		X	Chair
Mr. Burgess	X			
Mr. Cannon	X	X		
Mr. Daley	X	Chair		X
Dr. Geschke	Chair			
Ms. Mills	X		Chair	X
Mr. Narayen	X			
Mr. Rosensweig	X		X	
Dr. Sedgewick	X	X		
Dr. Warnock	Chair			
Number of meetings held in fiscal year 2010	4	11	8	5

Effective April 20, 2011, our committees will be composed of the following members:

Audit	Executive Compensation	Nominating and Governance
Mr. Burgess	Mr. Barnholt	Mr. Barnholt (Chair)
Mr. Cannon	Mr. Rosensweig (Chair)	Mr. Daley
Mr. Daley (Chair)	Dr. Sedgewick	Mr. Rosensweig

Following these changes to our committees, the members of the respective committees will satisfy the applicable qualification requirements of the SEC, NASDAQ and the Code.

Communications with the Board

Any stockholder who desires to contact our Board, or specific members of our Board, may do so electronically by sending an email to the following address: directors@adobe.com. Alternatively, a stockholder may contact our Board, or specific members of our Board, by writing to: Stockholder Communications, Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110-2704 USA. All such communications will be initially received and processed by the office of our Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board, the non-employee directors or individual directors as appropriate.

Board Leadership Structure

Our Board is currently chaired by Drs. Geschke and Warnock, Adobe's founders and former President and Chief Executive Officer, respectively. The duties of the Chairmen of our Board include:

- presiding over all meetings of the Board;

- preparing the agenda for Board meetings in consultation with the Chief Executive Officer and other members of our Board;

- calling and presiding over meetings of the independent directors;

- managing the Board's process for annual director self-assessment and evaluation of the Board and of the Chief Executive Officer; and

- presiding over all meetings of stockholders.

Accordingly, the Chairmen have substantial ability to shape the work of our Board. Our Board believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of our Board in its oversight of our business and affairs. In addition, such separation helps create an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of our Board to monitor whether management's actions are in the best interests of Adobe and its stockholders.

Our Board also believes that there may be advantages to having independent chairmen for matters such as communications and relations between our Board, the Chief Executive Officer, and other senior management and in assisting our Board in reaching consensus on particular strategies and policies. Dr. Geschke's and Dr. Warnock's past service as executive officers helps ensure our Board and management act with a common purpose, making them best positioned to act as a bridge between management and the Board. Having Chairmen separate from the Chief Executive Officer also allows the Chairmen to focus on assisting the Chief Executive Officer and senior management in seeking and adopting successful business strategies and risk management policies and in making successful choices in management succession. The Board also believes that it is advantageous to have Chairmen with extensive history and knowledge of Adobe, as is the case with Drs. Geschke and Warnock.

The Board's Role in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into Adobe's corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing Adobe. Throughout the year, senior management reviews these risks with the Board at regular Board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, our Audit Committee has the responsibility to oversee our major financial risk exposures and the steps our management has taken to monitor and control these exposures as well as oversight of our enterprise risk management program. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function. Our Nominating and Governance Committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-persons transactions. Our Executive Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

PROPOSAL 2
APPROVAL OF THE AMENDMENT OF THE
1997 EMPLOYEE STOCK PURCHASE PLAN

In February 2011, the Executive Compensation Committee approved an amendment to increase the maximum number of shares of our common stock that may be issued under the Adobe Systems Incorporated 1997 Employee Stock Purchase Plan (the "ESPP"), subject to approval by our stockholders. Our Board believes that the ESPP is an integral part of our Total Rewards Program, which covers compensation and benefits for all levels of employees, and that the ESPP is particularly important for our non-executive employees.

General ESPP Information

The ESPP was originally adopted by our Board in December 1996 and approved by our stockholders in April 1997 in contemplation of our previous stock purchase plan being terminated in December 1997. We have not requested an increase to the ESPP share reserve since April 1999.

Amendment to ESPP

Our Board believes that the availability of an adequate number of shares of our common stock in the reserve of the ESPP is an important factor in attracting, motivating and retaining qualified employees essential to our success. In February 2011, our Executive Compensation Committee approved, and our Board submits for your consideration, an amendment to the ESPP to increase the maximum number of shares of our common stock that may be issued under the ESPP by 17 million shares, for an aggregate reserve of 93 million shares. As of February 4, 2011, an aggregate of 7,611,745 shares of our common stock remained available for future purchases under the ESPP.

Vote Required and Board Recommendation

Approval of the amendment of the ESPP requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Summary of the ESPP

The following paragraphs provide a summary of the principal features of the ESPP. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the ESPP, a copy of which, as proposed to be amended, has been filed with the SEC with this proxy statement.

General. The ESPP advances the interests of Adobe and our stockholders by providing an investment benefit for our employees as part of our Total Rewards Program that is necessary in today's competitive labor market to attract, reward and retain highly qualified employees. The ESPP allows us to achieve this purpose by providing our employees the ability to make a direct investment in our company. Our ESPP generally allows employees to purchase shares of our common stock at 85% of the lesser of the fair market value at the start of the offering period and the date of the purchase. This benefit is one of the most utilized rewards that we offer to our employees, with approximately 75% of our eligible employee population participating in the ESPP as of February 4, 2011.

Eligibility. Any regular employee of Adobe or any of its subsidiaries, excluding regular employees in certain countries such as Russia and China, where strict regulatory requirements make it difficult to administer, is eligible to participate in the ESPP, as long as (i) the employee is employed by us and enrolls prior to the beginning of an offering period and (ii) is customarily employed for at least

20 hours per week and more than five months each year, unless otherwise required by local law. No employee may be granted a right to purchase shares under the ESPP if, immediately after such grant, the employee would own or hold options to purchase our common stock in an amount equal to 5% or more of the total combined voting power or value of all classes of our stock. As of February 4, 2011, approximately 9,460 employees were eligible to participate in the ESPP.

Shares Subject to ESPP.   The maximum aggregate number of shares of our common stock that may be issued under the ESPP is 76 million. We are proposing an increase to the maximum number of shares of 17 million. If such increase is approved by our stockholders at the 2011 Annual Meeting of Stockholders, the maximum aggregate number of shares of our common stock that may be issued under the ESPP would be 93 million.

As of February 4, 2011, a total of 68,388,255 shares had been purchased under the ESPP and 7,611,745 shares remained available for purchase. The closing market price of our common stock on February 4, 2011 was $33.36.

Purchase of Shares.   The ESPP permits eligible employees to purchase shares of our common stock through payroll withholding. Currently, each offering period commencing under the ESPP is approximately 24 months in duration and is divided into four consecutive six-month purchase periods. In no event may an offering period exceed 27 months. Purchase periods generally begin on January 1 and July 1 and generally end on June 30 and December 31 of each year, respectively. At the end of each purchase period, shares are issued based on payroll deductions accumulated during that period, not to exceed 25% of a participating employee's compensation during any calendar year or 5,000 shares per 24 month offering period.

The purchase price per share at which the shares of common stock are sold under the ESPP generally will be equal to 85% of the lesser of the fair market value of our common stock on (i) the first day of the offering or (ii) the purchase date. No participant may purchase shares through the ESPP having a fair market value exceeding $25,000 in any calendar year or such other limit as may be imposed by Section 423 of the Code.

Participation and Withdrawal from the ESPP.   Enrolled employees will automatically participate in the next offering period, provided the employee has not withdrawn from the ESPP, continues to meet the eligibility requirements, and has not terminated employment with us. A participant may withdraw from an offering at any time without affecting his/her eligibility to participate in future offerings. During an offering period, a participant may elect to decrease the rate of, or stop, deductions at any time. Increases to payroll deductions generally may only be made as to future offering periods.

If the fair market value of the shares at the end of a purchase period of an offering (other than the final purchase period of any offering) is less than the fair market value of the shares on the first day of such offering, then every participant in the offering will automatically (i) be withdrawn from the offering at the close of such purchase period and after the acquisition of shares and (ii) be enrolled in a new offering commencing on the first business day subsequent to such purchase period.

Termination of Employment.   Purchase rights granted pursuant to any offering under the ESPP terminate immediately upon cessation of employment for any reason, and we will refund all accumulated payroll deductions to the terminated employee without interest.

Restrictions on Transfer and Sales.   Purchase rights granted under the ESPP are not transferable and may be exercised only by the person to whom such rights are granted.

Changes in Capitalization.   In the event that there is any change to our outstanding common stock (stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure, or in the event of any merger, sale of assets or other reorganization in which Adobe is a party), appropriate adjustments will be made to the class and number of shares of common stock subject to the ESPP and each outstanding purchase right.

Effect of Certain Corporate Transactions.   In the event of certain significant corporate transactions, any surviving or acquiring corporation (or its parent company) may assume or substitute similar purchase rights for those outstanding under the ESPP. If the surviving or acquiring corporation (or its parent company) does not assume such rights or substitute similar rights, then the next purchase date in the then-current purchase period shall be accelerated to a date before the consummation of the transaction specified by the Board, the participants' accumulated payroll deductions will be applied to the purchase of shares of our common stock on such date and such purchase rights will terminate immediately thereafter.

A significant corporate transaction will be deemed to occur in the event of (a) a sale or other disposition of all or substantially all of our assets, (b) the direct or indirect sale or other disposition of at least 50% of our outstanding voting power or voting stock, (c) a merger or consolidation in which we are a party, or (d) a liquidation or dissolution of Adobe, provided in the case of (a), (b) and (c), our stockholders do not retain direct or indirect beneficial ownership in substantially the same proportions as their ownership immediately before such transaction.

Administration.   The ESPP is administered by the Board and the Executive Compensation Committee. The Executive Compensation Committee is authorized by the Board to adopt, amend, interpret and terminate the ESPP.

Termination or Amendment.   The Board, or the Executive Compensation Committee, may at any time amend or terminate the ESPP, except that stockholder approval is required to increase the number of shares authorized for issuance under the ESPP. No amendment to the ESPP may adversely affect the purchase rights previously granted a participant under the ESPP, except as required by law or regulation.

Summary of Federal Income Tax Consequences

The following summary is intended only as a general guide to the current U.S. federal income tax consequences of participation in the ESPP and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Shares under the ESPP are purchased using after-tax employee contributions. A participant recognizes no taxable income either as a result of commencing participation in the ESPP or purchasing shares of our common stock under the terms of the ESPP.

If a participant does not hold shares purchased under the ESPP for more than two years from the first day of the applicable offering period and more than one year from the date of purchase (which is the last business day of a purchase period) (a "disqualifying disposition"), the participant will recognize ordinary income in the year of such disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will be long-term if the participant's holding period is more than one year; otherwise it will be short-term.

If the participant disposes of shares purchased under the ESPP more than two years after the first day of the applicable offering period and more than one year after the date of purchase, the participant will recognize ordinary income in the year of disposition equal to the lesser of (i) the excess of the fair market value of the shares on the date of disposition over the purchase price, or (ii) 15% of the fair market value of the shares on the first day of the applicable offering period. The amount of any ordinary income will be added to the participant's basis in the shares, and any additional gain recognized upon the disposition after such basis adjustment will be long-term capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

Adobe is generally entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of the disposition. In all other cases, no deduction is allowed by us.

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the ESPP. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the ESPP. However, the table below sets forth certain information regarding the number of shares purchased during fiscal year 2010 pursuant to our ESPP by each of (i) the named executive officers identified in the "Executive Compensation—Summary Compensation Table" contained in this proxy statement, (ii) all current executive officers as a group, (iii) our current non-executive directors as a group and (iv) all employees, other than executive officers, as a group.

Purchases Under our ESPP During Fiscal Year 2010

Name	No. of Shares Purchased (#)
Shantanu Narayen, President and Chief Executive Officer	1,086
Mark Garrett, Executive Vice President and Chief Financial Officer	1,086
Kevin Lynch, Senior Vice President, Chief Technology Officer	1,086
Robert Tarkoff, Senior Vice President, Digital Enterprise Solutions Business Unit	1,086
Matthew Thompson, Senior Vice President, Worldwide Field Operations	1,086
Joshua James, Former Senior Vice President, Omniture Business Unit	674
Executive Group (9 persons)	9,774
Non-Executive Director Group	—[1]
Non-Executive Officer Employee Group (9,186 persons)	3,282,348

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[1] Non-executive members of our Board are not eligible to participate in the ESPP.

PROPOSAL 3
APPROVAL OF THE ADOPTION OF THE
2011 EXECUTIVE CASH PERFORMANCE BONUS PLAN

In January 2011, our Executive Compensation Committee unanimously approved a new Executive Cash Performance Bonus Plan (the "2011 Executive Master Bonus Plan"), subject to approval by our stockholders. Stockholder approval of the 2011 Executive Master Bonus Plan will allow bonuses paid under it to "covered employees" to qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

Our previous Executive Cash Performance Bonus Plan (referred to in this proxy statement as the "Master Bonus Plan"), which was substantially similar to the 2011 Executive Master Bonus Plan, was approved by our stockholders in February 2006, and expired on December 3, 2010 (subject to payments of bonus amounts earned prior to such date). See "Compensation Discussion and Analysis—Elements of Compensation—Cash Incentives—Annual Cash Incentive Plan" for a description of our previous Master Bonus Plan.

Vote Required and Board Recommendation

Approval of the 2011 Executive Master Bonus Plan requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Summary of the 2011 Executive Master Bonus Plan

The following paragraphs provide a summary of the principal features of the 2011 Executive Master Bonus Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the 2011 Executive Master Bonus Plan, a copy of which has been filed with the SEC with this proxy statement.

General. The purpose of the 2011 Executive Master Bonus Plan is to motivate eligible employees to achieve goals relating to the performance of Adobe or one of our business units, and to reward them when those goals are satisfied, thereby increasing stockholder value and the success of Adobe. If certain requirements are satisfied, bonuses awarded under the 2011 Executive Master Bonus Plan to "covered employees" will qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code. The 2011 Executive Master Bonus Plan is substantially similar to our previous Master Bonus Plan; in accordance with the provisions of Section 162(m) of the Code, that plan expired on December 3, 2010.

Eligibility. Participants in the 2011 Executive Master Bonus Plan are members of senior management of Adobe who are selected solely at the discretion of our Executive Compensation Committee. Generally, selected participants are employees who are or are likely to become "covered employees" by the terms of Section 162(m) of the Code. No person is automatically entitled to participate in the 2011 Executive Master Bonus Plan in any plan year. For fiscal year 2011, eight of our executive officers will participate under the 2011 Executive Master Bonus Plan.

If the 2011 Executive Master Bonus Plan is not approved by stockholders, no awards will be earned or paid under the Plan in respect of fiscal year 2011 performance to our participating "covered employees." The Executive Compensation Committee retains the authority to pay discretionary bonuses or other types of compensation outside of the 2011 Executive Master Bonus Plan; however, such bonuses will not qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

Administration.   The 2011 Executive Master Bonus Plan will generally be administered by the Executive Compensation Committee, which consists of at least two directors, each of whom is both a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" for purposes of Section 162(m) of the Code. The Executive Compensation Committee will be responsible for the general administration and interpretation of the 2011 Executive Master Bonus Plan and for carrying out its provisions. The Executive Compensation Committee has the authority to select persons to receive awards from among the eligible employees and set the terms and conditions of each award consistent with the terms of the 2011 Executive Master Bonus Plan. The Executive Compensation Committee may establish rules and policies for administration of the 2011 Executive Master Bonus Plan and adopt one or more forms of agreement to evidence awards made under the 2011 Executive Master Bonus Plan. The Executive Compensation Committee interprets the 2011 Executive Master Bonus Plan and any agreement used under the 2011 Executive Master Bonus Plan, and all determinations of the Executive Compensation Committee that are not inconsistent with the 2011 Executive Master Bonus Plan will be final and binding on all persons.

Determination of Awards.   Under the 2011 Executive Master Bonus Plan, participants will be eligible to receive cash awards based upon the attainment and certification of certain performance goals established by the Executive Compensation Committee for the applicable performance period. The performance goals that may be selected by the Executive Compensation Committee include one or more of the following: growth in revenue or product revenue; growth in the market price of stock; operating margin; margin, including gross margin; operating income; operating income after taxes; operating profit or net operating profit; pre-tax profit; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; income, before or after taxes (including net income); total return on shares of stock or total stockholder return; earnings, including but not limited to earnings per share and net earnings; return on stockholder equity or average stockholder's equity; return on net assets; return on assets, investment or capital employed; expenses; cost reduction goals; return on capital; economic value added; market share; operating cash flow; cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization; cash flow per share; improvement in or attainment of working capital levels; debt reduction; debt levels; capital expenditures; sales or revenue targets, including product or product family targets; billings; workforce diversity; customer satisfaction; implementation or completion of projects or processes; improvement in or attainment of working capital levels; stockholders' equity; and other measures of performance selected by the Executive Compensation Committee to the extent consistent with Section 162(m) of the Code.

The performance goals may be based on (i) absolute target values, (ii) growth, maintenance or limiting losses or (iii) values relative to peers or indices, in each case in one or more goal categories compared to a prior period, and may differ for each participant. Performance goals may apply to Adobe or to one of our business units.

Our Executive Compensation Committee may provide that attainment of a performance goal will be measured by adjusting the evaluation of performance in accordance with U.S. generally accepted accounting principles ("GAAP") as follows: to include or exclude restructuring and/or other nonrecurring charges; to include or exclude exchange rate effects, as applicable, for non-U.S. dollar denominated performance goals; to include or exclude the effects of changes to GAAP required by the Financial Accounting Standards Board; to include or exclude the effects of any statutory adjustments to corporate tax rates; to include or exclude the effects of any "extraordinary items" as determined under GAAP; to include or exclude the effect of payment of the bonuses under the 2011 Executive Master Bonus Plan and any other bonus plans of Adobe; to include or exclude the effect of stock-based compensation and/or deferred compensation; to include or exclude any other unusual, non-recurring gain or loss or other extraordinary item; to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; to include or exclude the effects of divestitures, acquisitions or joint ventures; to include or exclude the effects of discontinued operations that do not qualify as a segment of a business unit under GAAP; to assume that any business divested by Adobe achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; to include or exclude the effect of any change in the outstanding shares of common stock of Adobe by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code); to reflect any partial or complete corporate liquidation; to reflect shippable backlog; and to include or exclude the amortization of purchased intangibles, technology license arrangements and incomplete technology.

Our Executive Compensation Committee retains the discretion to reduce or eliminate any award that would otherwise be payable pursuant to the 2011 Executive Master Bonus Plan.

Payment of Awards. All awards will be paid in cash as soon as is practicable following their determination, but in no event later than March 15 of the year after the end of the applicable performance period, unless the Executive Compensation Committee chooses to defer the payment of awards, as it determines, in its discretion, may be necessary or desirable to preserve the deductibility of such awards under Section 162(m) of the Code. In addition, the Executive Compensation Committee, in its sole discretion, may permit a participant to defer receipt of the payment of cash that would otherwise be delivered to a participant under the 2011 Executive Master Bonus Plan pursuant to our Deferred Compensation Plan (as described under "Executive Compensation—Nonqualified Deferred Compensation").

Maximum Award. The amounts that will be paid pursuant to the 2011 Executive Master Bonus Plan are not currently determinable. The maximum bonus payment that any participant may receive under the 2011 Executive Master Bonus Plan for any performance period is $5,000,000 multiplied by the number of our complete fiscal years contained within the performance period.

Term of 2011 Executive Master Bonus Plan. The 2011 Executive Master Bonus Plan shall first apply to fiscal year 2011; however, no payments shall be made under the Executive Bonus Plan to individuals who are "covered employees" (as defined under 162(m) of the Code) in respect of performance in fiscal year 2011 if the 2011Executive Master Bonus Plan is not approved at this meeting. The 2011 Executive Master Bonus Plan shall continue until the earlier of (i) the date as of which the Executive Compensation Committee terminates the Plan and (ii) the last day of the Plan fiscal year ending in 2015 unless it is again approved by our stockholders prior to such day.

Amendment and Termination. The Executive Compensation Committee may amend, modify, suspend or terminate the 2011 Executive Master Bonus Plan, in whole or in part, at any time and in any respect, including the adoption of amendments deemed necessary or desirable to correct any defect or supply omitted data or to reconcile any inconsistency in the 2011 Executive Master Bonus Plan or in any award granted thereunder. Any such amendment, modification, suspension or termination may be made without the consent of any affected participant. However, in no event may any such amendment, modification, suspension or termination result in an increase in the amount of compensation payable pursuant to any award under the 2011 Executive Master Bonus Plan or cause compensation that is, or may become, payable under the 2011 Executive Master Bonus Plan to "covered employees" to fail to qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

Summary of Federal Income Tax Consequences

Under present federal income tax law, participants will generally recognize ordinary income equal to the amount of the award received in the year of receipt. That income will be subject to applicable income and employment tax withholding by Adobe. If, and to the extent that, the 2011 Executive Master Bonus Plan payments satisfy the requirements of Section 162(m) of the Code and otherwise satisfy the requirements for deductibility under federal income tax law, we will receive a deduction for the amount constituting ordinary income to the participant.

New Plan Benefits

We cannot determine at this time the actual awards that will be paid under the 2011 Executive Master Bonus Plan, as awards will depend upon the individuals selected for participation in any given year, the bonus amounts that may be earned by them as determined by the Executive Compensation Committee in any given year and our actual performance.

In January 2011, our Executive Compensation Committee approved the 2011 Executive Annual Incentive Plan, a cash incentive bonus plan to reward 2011 fiscal year performance of designated executive officers, the terms of which are pursuant to the umbrella terms of the 2011 Executive Master Bonus Plan. If this Proposal 3 to approve the 2011 Executive Master Bonus Plan is not approved by our stockholders, no payments will be made under the 2011 Executive Annual Incentive Plan to individuals who are "covered employees" (as defined under 162(m) of the Code). However, if this Proposal 3 is approved by our stockholders (for "covered employees"), and the established fiscal year 2011 goals are achieved under the 2011 Executive Annual Incentive Plan, designated participants may earn a maximum bonus award equal to 200% of their annual base salary, which potential maximum amounts are set forth in the table below for: (i) the named executive officers identified in the "Executive Compensation—Summary Compensation Table" contained in this proxy statement, (ii) all current executive officers as a group, (iii) our current non-executive directors as a group and (iv) all employees, other than executive officers, as a group.

2011 Fiscal Year Bonus Awards to be Earned under the 2011 Executive Annual Incentive Plan Pursuant to the Terms of the 2011 Executive Cash Performance Bonus Plan

Name	Maximum Bonus Award ($)
Shantanu Narayen, President and Chief Executive Officer	2,241,085
Mark Garrett, Executive Vice President and Chief Financial Officer	1,137,687
Kevin Lynch, Senior Vice President, Chief Technology Officer	733,067
Robert Tarkoff, Senior Vice President, Digital Enterprise Solutions Business Unit	737,720
Matthew Thompson, Senior Vice President, Worldwide Field Operations	1,038,083
Joshua James, Former Senior Vice President, Omniture Business Unit[1]	—
Executive Group (9 persons)	7,935,382
Non-Executive Director Group	—[2]
Non-Executive Officer Employee Group	—[2]

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[1] Mr. James resigned from his employment with us effective July 30, 2010 and is no longer eligible to receive bonus awards.

[2] Non-executive members of our Board are not eligible for awards under the 2011 Executive Master Bonus Plan. Of our non-executive officer group, only members of senior management are eligible; for fiscal year 2011, no non-executive officers were selected for participation.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending on December 2, 2011, and urges you to vote for ratification of KPMG's appointment. KPMG has audited our financial statements since fiscal year 1983. Although we are not required to seek your approval of this appointment, we believe it is good corporate governance to do so. No determination has been made as to what action our Audit Committee would take if you fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm if the Audit Committee concludes such a change would be in the best interests of Adobe and its stockholders.

We expect representatives of KPMG to be present at the meeting and available to respond to appropriate questions by stockholders. Additionally, the representatives of KPMG will have the opportunity to make a statement if they so desire.

Vote Required and Board Recommendation

Stockholder ratification of KPMG as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

PRINCIPAL ACCOUNTING FEES AND SERVICES

During fiscal years 2010 and 2009, we retained KPMG to provide services in the following categories and amounts:

Fee Category	2010	2009
Audit Fees	$3,190,337	$3,168,785
Audit-Related Fees	30,000	94,354
Tax Fees	463,289	97,089
All Other Fees	391,258	660,142
Total	$4,074,884	$4,020,370

Audit fees include the audit of Adobe's annual financial statements, review of financial statements included in each of our Quarterly Reports on Form 10-Q, and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to accounting-related consulting services.

Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees primarily related to the preparation and review of federal, state and international tax returns and assistance with tax audits.

All other fees include assurance services not related to the audit or review of our financial statements. This category includes fees primarily related to due diligence in connection with proposed acquisitions.

Our Audit Committee determined that the rendering of non-audit services by KPMG is compatible with maintaining the independence of KPMG.

AUDIT COMMITTEE PRE-APPROVAL OF SERVICES PERFORMED BY OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

It is the policy of our Audit Committee to pre-approve all audit and permissible non-audit services to be performed by KPMG. Our Audit Committee pre-approves services by authorizing specific projects within the categories outlined above, subject to a budget for each category. Our Audit Committee's charter delegates to a subcommittee when appropriate, or to one or more members of the Audit Committee, the authority to address any requests for pre-approval of services between Audit Committee meetings, and the subcommittee or such member or members must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

All services related to audit fees, audit-related fees, tax fees and all other fees provided by KPMG during fiscal years 2010 and 2009 were pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

For more information on KPMG, please see "Report of the Audit Committee."

REPORT OF THE AUDIT COMMITTEE[*]

The Audit Committee's role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our enterprise risk management program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee oversees the appointment, compensation, engagement, retention, termination and services of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by it; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; and monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation. The Audit Committee establishes procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee held 11 meetings during fiscal year 2010.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets NASDAQ's financial literacy requirements, and the Board has further determined that Messrs. Cannon and Daley (i) are "audit committee financial experts" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and (ii) also meet NASDAQ's financial sophistication requirements. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which can be found on our website at www.adobe.com/corporateresponsibility/corporate.html.

We have reviewed and discussed with management and KPMG our audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of its examinations, its evaluation of Adobe's internal controls, and the overall quality of Adobe's financial reporting.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. We have received from KPMG the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence. We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with KPMG's independence.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal year 2010, we recommended to the Board that Adobe's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 3, 2010, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE
James E. Daley, Chair
Michael R. Cannon
Robert Sedgewick

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[*]   *The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

PROPOSAL 5
AMENDMENT TO ADOBE'S RESTATED CERTIFICATE OF INCORPORATION
TO ELIMINATE OUR CLASSIFIED BOARD STRUCTURE

After careful consideration and upon the recommendation of the Nominating and Governance Committee, the Board has unanimously determined that it would be in the best interests of Adobe and our stockholders to amend our Restated Certificate of Incorporation to declassify the Board and provide for the annual election of all directors, as described below. The Board is now asking Adobe's stockholders to approve this amendment to the Restated Certificate of Incorporation.

Adobe's Current Classified Board Structure

Our Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our Board be divided into two classes, with each class having a two-year term. Consequently, at any given annual meeting of stockholders, our stockholders have the ability to elect only one class of directors, constituting roughly one-half of our entire Board.

Proposed Declassification of the Board

In January 2011, the Board voted to approve, and to recommend that our stockholders approve at this meeting, an amendment to Section V.A (2) of our Restated Certificate of Incorporation that upon filing with the Secretary of State of the State of Delaware will eliminate the Board's classified structure. If our stockholders approve the proposed amendment, directors who have been elected to two-year terms prior to the filing of the Restated Certificate of Incorporation (including directors elected at this meeting) will complete those terms. Thereafter their successors will be elected to one-year terms and from and after the 2013 Annual Meeting of Stockholders, all directors will stand for election annually.

Rationale for Declassification

Our Board is committed to good corporate governance. Accordingly, in determining whether to propose the declassification of our Board as described above, our Board carefully reviewed the various arguments for and against a classified Board structure.

Our Board recognizes that a classified structure may offer several advantages, such as promoting Board continuity and stability, encouraging directors to take a long-term perspective, and reducing a company's vulnerability to coercive takeover tactics. Our Board also recognizes, however, that a classified structure may appear to reduce directors' accountability to stockholders, since such a structure does not enable stockholders to express a view on each director's performance by means of an annual vote. Our Board also believes that implementing annual elections for all directors would support our ongoing effort to adopt "best practices" in corporate governance.

In view of the considerations described above, our Board, upon the recommendation of the Nominating and Governance Committee, unanimously determined that it is in the best interests of Adobe and our stockholders to eliminate the classified board structure as proposed. Therefore, the Board has unanimously approved the proposed amendment to Section V.A (2) of our Restated Certificate of Incorporation. A copy of the Certificate of Amendment to the Restated Certificate of Incorporation is attached to this proxy statement as *Appendix A*. Our Board has also approved an amendment to our Amended and Restated Bylaws to eliminate the Board's classified structure, effective upon the filing of the Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Vote Required and Board Recommendation

Under the Restated Certificate of Incorporation, this Proposal must be approved by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of common stock of Adobe. Abstentions and broker non-votes will have the effect of "AGAINST" votes on this Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL

PROPOSAL 6
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Adobe is asking its stockholders to cast an advisory vote to approve the 2010 compensation of our named executive officers as disclosed in this proxy statement (our "NEOs"). This Proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the design and effectiveness of our executive compensation programs.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, inspire, and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of both specific financial and strategic goals, which are expected to result in increased stockholder value. Please read the "Compensation Discussion and Analysis" and the tables and narrative that follow for additional details about our executive compensation programs, including information about the fiscal year 2010 compensation of our NEOs.

Fiscal Year 2010 Business Highlights

Our executive team has successfully managed our company through the recent dramatic economic downturn, and we believe the compensation program for our NEOs was instrumental in helping us achieve strong financial performance. For the fiscal year ending December 3, 2010, we reported:

- record revenue of $3.8 billion[1];

- 29% year-over-year revenue growth; and

- growth in our annual GAAP operating profit to $1.0 billion from $0.7 billion in fiscal year 2009 (a 44% increase).

We are positioned to continue our delivery of strong performance for our stockholders, our customers and the communities we operate in and to continue to develop an engaged, innovative workforce.

Fiscal Year 2010 Compensation Program Highlights

We believe that our executive compensation programs are structured in the best manner possible to support our company and our business objectives.

- Our cash and equity incentive compensation programs are substantially tied to our key business objectives.

    - Consistent with our pay-for-performance philosophy, based on our outstanding fiscal year 2010 results, our NEOs received 190% of their target cash incentive awards and 135% of their target performance shares.

    - In contrast, however, in fiscal year 2009, when we did not achieve our financial goals due to the global economic recession, our NEOs did not earn any cash incentive awards, nor did they earn any of the performance shares that had been awarded that year, resulting in significantly reduced compensation actually being realized by our NEOs. In addition, our NEOs did not receive any base salary increase in fiscal year 2009 due to the economic recession.

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[1] All financial results of Adobe included in this proxy statement that are presented in accordance with GAAP reflect the impact of acquisitions by Adobe during the relevant fiscal periods. For additional information regarding our financial results, please see our 2010 Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations.

- We continue to emphasize stock options and performance share awards as key elements of our equity compensation programs, so that our NEOs are rewarded when our stock price increases and when they achieve identified goals that contribute to our long-term success.

- The "earned value" of ⅔ of an NEO's annual equity incentives is contingent on stock price appreciation (in the case of the stock options) and the achievement of pre-established performance objectives (in the case of the performance shares). In addition, each of the equity incentives is subject to a service-based vesting requirement.

- Our Executive Compensation Committee maintains stock ownership guidelines that state that our NEOs should hold a specified minimum amount of our common stock to align their interests with those of our stockholders.

- We do not generally enter into employment agreements with our NEOs (except in connection with acquisitions, for limited periods, as in the case of Mr. James); our NEOs are employed at will and are expected to demonstrate exceptional personal performance.

- We do not generally provide for tax "gross ups" for compensation or severance paid to our NEOs (except where pre-existing obligations may exist in connection with acquisitions, for limited periods, as in the case of Mr. James).

- Our NEOs are provided with a very limited number of company "perquisites" that are not otherwise provided to all employees of Adobe.

The Executive Compensation Committee regularly reviews the compensation programs for our NEOs to ensure they achieve the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. This includes establishing performance targets based on our strategic and operating plans. We closely monitor the compensation programs and pay levels of executives from companies of similar size and complexity, so that we may ensure that our compensation programs are within the norm of market practices. This enables us to retain our executive officers in a competitive market for executive talent.

We believe that our executive compensation programs have been effective at encouraging the achievement of positive results, appropriately aligning pay and performance, and in enabling us to attract and retain very talented executives within our industry.

Advisory Vote and Board Recommendation

We request stockholder approval of the 2010 compensation of our NEOs as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the "Compensation Discussion and Analysis," the compensation tables and the narrative disclosures that accompany the compensation tables within the Executive Compensation section of this proxy statement). This vote is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs and the compensation philosophy, policies and practices described in this proxy statement.

Accordingly, we ask that you vote "FOR" the following resolution at this meeting:

"RESOLVED, that the stockholders of Adobe Systems Incorporated approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company's proxy statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure within the Executive Compensation section of this proxy statement."

Approval of the above resolution requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

As an advisory vote, the outcome of the vote on this Proposal is not binding upon us. However, our Executive Compensation Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by our stockholders in their vote on this Proposal and will consider the outcome of this vote when making future compensation decisions for our NEOs.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

PROPOSAL 7
ADVISORY VOTE ON THE FREQUENCY OF
THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

As described in our "say-on-pay" Proposal 6 above, our stockholders are being asked to cast an advisory vote on the compensation of our NEOs, as disclosed in this proxy statement. In addition, we are asking our stockholders to cast an advisory vote on how often we should include a say-on-pay vote in our proxy materials for future stockholder meetings. Stockholders may vote to request the say-on-pay vote every year, every two years or every three years, or may abstain from voting.

Advisory Vote and Board Recommendation

Our Board believes that say-on-pay votes should be conducted every year so that our stockholders may provide us with their direct input on our compensation philosophy, policies and practices, as disclosed in our proxy statement each year. Our Board's determination was based upon the premise that NEO compensation is evaluated, adjusted and approved on an annual basis by our Executive Compensation Committee and that the metrics that are used in determining performance-based award achievements are annual metrics. Our Executive Compensation Committee, which administers our executive compensation programs, values the opinions expressed by our stockholders in these votes and will consider the outcome of these votes in making its decisions on executive compensation.

You may cast your vote on your preferred voting frequency by choosing one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

"RESOLVED, that the option of once every one year, two years or three years that receives the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting will be determined to be the preferred frequency of the stockholders with which Adobe Systems Incorporated is to hold a stockholder vote to approve, on an advisory basis, the compensation of its named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules (which disclosure shall include the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure)."

The option of one year, two years or three years that receives the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting will be the frequency for the advisory vote on executive compensation that has been recommended by stockholders. Abstentions and broker non-votes will have no effect on the outcome of this Proposal. However, because this vote is advisory and not binding on the Board or Adobe in any way, the Board may decide that it is in the best interests of our stockholders and Adobe to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

OUR BOARD UNANIMOUSLY RECOMMENDS AN ANNUAL ADVISORY VOTE ON THE COMPENSATION OF OUR EXECUTIVE OFFICERS

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We believe in sound corporate governance practices and have adopted formal Corporate Governance Guidelines to enhance our effectiveness. Our Board adopted these Corporate Governance Guidelines in order to ensure that it has the necessary practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices our Board follows with respect to Board and committee composition and selection, Board meetings, Chief Executive Officer performance evaluation and management development and succession planning for senior management, including the Chief Executive Officer position. A copy of our Corporate Governance Guidelines is available on our website at www.adobe.com/corporateresponsibility/corporate.html.

Code of Ethics

We adopted a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer and certain other finance department executives, which is a "code of ethics" as defined by applicable SEC rules. The Code of Ethics is publicly available on our website at www.adobe.com/corporateresponsibility/corporate.html. If we make any amendments to the Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code of Ethics to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer or certain other finance department executives, we will disclose the nature of the amendment or waiver, its effective date, and to whom it applies, on our website at www.adobe.com/corporateresponsibility/corporate.html or in a current report on Form 8-K filed with the SEC. There were no waivers of the Code of Ethics during fiscal year 2010.

Code of Business Conduct

We have also adopted a Code of Business Conduct applicable to all officers, directors and employees of Adobe as required by applicable NASDAQ listing standards. The Code of Business Conduct includes an enforcement mechanism, and any waivers for directors or executive officers must be approved by our Board and disclosed in a current report on Form 8-K with the SEC. This Code of Business Conduct is publicly available on our website at www.adobe.com/corporateresponsibility/corporate.html. There were no waivers of the Code of Business Conduct for any of our directors or executive officers during fiscal year 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of February 25, 2011 by each entity or person who is known to beneficially own 5% or more of our common stock, each of our directors, each NEO identified in "Executive Compensation—Summary Compensation Table" contained in this proxy statement and all of our directors and current executive officers as a group.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class
PRIMECAP Management Company .... 225 South Lake Avenue, No. 400 Pasadena, CA 91101	38,952,416[3]	7.70%
Shantanu Narayen	1,877,414[4]	*
Mark Garrett	516,407[5]	*
Kevin Lynch	608,601[6]	*
Robert Tarkoff	394,651[7]	*
Matthew Thompson	444,832[8]	*
Joshua James	455,288[9]	*
Edward W. Barnholt	136,583[10]	*
Robert K. Burgess	230,053[11]	*
Michael R. Cannon	125,325[12]	*
James E. Daley	256,477[13]	*
Charles M. Geschke	459,514[14]	*
Carol Mills	107,203[15]	*
Daniel L. Rosensweig	26,250[16]	*
Robert Sedgewick	243,953[17]	*
John E. Warnock	1,411,459[18]	*
All directors and current executive officers as a group (18 persons)	7,987,204[19]	1.56%

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*   Less than 1%.

[1] The address of each person named in the table, unless otherwise indicated, is c/o Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110.

[2] This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. None of the shares beneficially owned by our executive officers and directors are pledged as security. Applicable percentages are based on 506,112,690 shares outstanding on February 25, 2011, adjusted as required by rules promulgated by the SEC.

⁽³⁾ Includes 38,952,416 shares beneficially held by PRIMECAP Management Company ("PRIMECAP") as of December 31, 2010, with sole dispositive power as to all shares and sole voting power as to 10,340,402 shares. Of those shares beneficially held by PRIMECAP, as of February 14, 2011, Vanguard-related entities have sole voting power over 27,720,300 shares. This information is based on a Schedule 13G filed with the SEC on February 14, 2011 by PRIMECAP and additional information provided by a representative of PRIMECAP on February 15, 2011.

⁽⁴⁾ Consists of 204,818 shares held by the Narayen Family Trust, of which Mr. Narayen is a trustee, and 1,672,596 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table.

⁽⁵⁾ Consists of 57,384 shares held by the Garrett Living Trust, of which Mr. Garrett is a trustee, and 459,023 shares issuable upon exercise of outstanding options held by Mr. Garrett exercisable within 60 days of the date of this table.

⁽⁶⁾ Includes 540,402 shares issuable upon exercise of outstanding options held by Mr. Lynch exercisable within 60 days of the date of this table.

⁽⁷⁾ Includes 359,350 shares issuable upon exercise of outstanding options held by Mr. Tarkoff exercisable within 60 days of the date of this table.

⁽⁸⁾ Includes 395,498 shares issuable upon exercise of outstanding options held by Mr. Thompson exercisable within 60 days of the date of this table.

⁽⁹⁾ Includes 454,614 shares issuable upon exercise of outstanding options held by Mr. James exercisable within 60 days of the date of this table. Mr. James resigned from his employment with Adobe effective July 30, 2010. The information with regards to his holdings other than shares issuable upon exercise of outstanding options is what was known to Adobe as of July 30, 2010.

⁽¹⁰⁾ Includes 131,583 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Mr. Barnholt.

⁽¹¹⁾ Consists of 96,850 shares held by the Burgess Family Trust, of which Mr. Burgess is a trustee; 1,620 shares, for which Mr. Burgess has shared voting and dispositive power, held in trust for the benefit of his children; and 131,583 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Mr. Burgess.

⁽¹²⁾ Consists of 15,629 shares held by the Michael Cannon 2004 Trust, of which Mr. Cannon is a trustee; and 109,696 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Mr. Cannon.

⁽¹³⁾ Includes 248,477 shares issuable upon exercise of outstanding options held by Mr. Daley exercisable within 60 days of the date of this table.

⁽¹⁴⁾ Consists of 224,500 shares held by the Geschke Family Trust, of which Dr. Geschke is a trustee; 36,000 shares held in a grantor retained annuity trust of which Dr. Geschke is a trustee; 36,000 shares held in a grantor retained annuity trust of which Dr. Geschke's spouse is a trustee; 6,431 shares held in a foundation, of which Dr. Geschke is president and Dr. Geschke's spouse is secretary, and as to which Dr. Geschke disclaims any beneficial ownership; and 156,583 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Dr. Geschke.

⁽¹⁵⁾ Includes 96,888 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Ms. Mills as all outstanding unvested options issued to Ms. Mills shall become fully vested and exercisable on April 21, 2011, provided Ms. Mills continues to serve as a director on the Board until such time.

[16] Includes 5,946 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Rosensweig.

[17] Includes 190,638 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Dr. Sedgewick.

[18] Includes 270,638 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by Dr. Warnock.

[19] Includes 5,768,686 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding options held by our directors and current executive officers. See also Notes 4-8 and 10-18.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and any person or entity who owns more than 10% of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our executive officers and directors based on the information provided by them.

Based solely on review of this information and written representations by our executive officers and directors that no other reports were required, we believe that, during fiscal year 2010, no reporting person failed to file the forms required by Section 16(a) of the Exchange Act on a timely basis.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows information related to our common stock which may be issued under our existing equity compensation plans as of December 3, 2010, including our 1997 Employee Stock Purchase Plan, 2003 Equity Incentive, and 1994 Performance and Restricted Stock Plan, plus certain non-stockholder-approved equity compensation plans and awards assumed by us (and which were not subsequently voted on by Adobe's stockholders) in connection with our acquisitions of Macromedia, Inc. in December 2005, Omniture, Inc. in October 2009 and Day Software Holding AG in October 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, performance shares and restricted stock units	Weighted-average exercise price of outstanding options, performance shares and restricted stock units	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by Adobe's stockholders	44,407,047[1]	$22.28	55,428,270[2]
Equity compensation plans not approved by Adobe's stockholders[3]	7,491,840	18.05	3,899,856
Total	51,898,887	$21.67	59,328,126

[1] Includes 374,882 shares of common stock issuable pursuant to the terms of our 2010 Performance Share Program at maximum levels (150%) as of December 3, 2010. However, after the 2010 fiscal year end, it was determined that 135% of the target awards (337,394 shares) were earned under the terms of this program and the balance (37,488 shares) were forfeited as of January 24, 2011. See "Compensation Discussion and Analysis" in this proxy statement for a discussion of actual results under the 2010 Performance Share Program.

[2] Includes 9,044,971 shares which are reserved for issuance under the 1997 Employee Stock Purchase Plan as of December 3, 2010 for which no weighted average exercise price has been assumed in the table above.

[3] On December 3, 2005, in connection with our acquisition of Macromedia, we assumed the outstanding stock awards and the shares remaining available for future issuance under various equity incentive plans maintained by Macromedia. On October 23, 2009, in connection with our acquisition of Omniture, we assumed the outstanding stock awards and the shares remaining available for future issuance under various equity incentive plans maintained by Omniture. On October 28, 2010, in connection with our acquisition of Day Software, we assumed the outstanding unvested stock options issued under various equity incentive plans maintained by Day Software.

We also assumed certain non-stockholder approved grants made outside of the assumed equity compensation plans described above. As of December 3, 2010, these assumed grants covered a total of 41,432 shares of our common stock at a weighted average exercise price of $10.50. The shares to be issued upon exercise of these grants are included in the "Equity compensation plans not approved by stockholders" row of the table.

As part of the assumption of the Macromedia plans, effective December 3, 2005, our Board adopted the Adobe Systems Incorporated 2005 Equity Incentive Assumption Plan (the "Assumption Plan"). The Assumption Plan permits the grant of non-statutory stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock, restricted stock units, performance shares and performance units using shares reserved under certain of the assumed Macromedia plans (as described below). In connection with our assumption of the Omniture plans, on November 16, 2009, the Assumption Plan was amended by the Board to include shares reserved under certain of the assumed Omniture plans (as described below). The Assumption Plan has not been approved by our stockholders. The terms and conditions of stock awards under the Assumption Plan are substantially similar to those under our 2003 Equity Incentive Plan. In accordance with applicable NASDAQ listing requirements, we may grant new stock awards under the Assumption Plan to our employees who were not employed by or providing services to us or any of our affiliates prior to December 3, 2005 (other than employees of Macromedia before December 3, 2005, and Omniture before October 23, 2009, and their respective affiliates and subsidiaries).

Under the Assumption Plan, an aggregate of 3,899,856 shares of our common stock is reserved for issuance. Such share reserve consists solely of the unused and converted share reserves and potential reversions to the share reserves with respect to certain Macromedia and Omniture plans (as described below). The share reserve is divided into Reserves A through E. As of December 3, 2010, the reserves were as follows:

Reserve[1]	Shares of Common Stock, Including Unused Share Reserve and Reversions (#)	Acquired Plans from which Unused Share Reserve and Reversions Are Comprised	Last Day Stock Can Be Awarded from Reserve
B	1,040,934	Macromedia, Inc. 2002 Equity Incentive Plan Allaire Corporation 1997 Stock Incentive Plan Allaire Corporation 1998 Stock Incentive Plan Allaire Corporation 2000 Stock Incentive Plan	November 10, 2014
C	2,298,363	Omniture, Inc. 2006 Equity Incentive Plan	March 23, 2016
D	25,120	Omniture, Inc. 2007 Equity Incentive Plan	June 30, 2015
E	535,439	Omniture, Inc. 2008 Equity Incentive Plan	July 14, 2014

[1] Reserve A, which comprised shares from the Andromedia, Inc. 1999 Stock Plan acquired in connection with the Macromedia acquisition, expired on August 1, 2009.

The Assumption Plan limits the number of shares that may be issued from Reserve B in the form of stock purchase rights, stock bonuses, restricted stock units, performance shares, or performance units to 100,000 shares of our common stock. For each award granted under Reserves C, D or E, the applicable reserve will be reduced by one share of common stock for each stock option or stock appreciation right, and by 1.77 shares of common stock for all other awards. If an award for any reason expires, terminates or is canceled without having been exercised or settled in full, or if shares of stock acquired pursuant to an award are forfeited or repurchased by us, those shares will be added back to the applicable reserve in the amount corresponding to the original reduction and will again be available for issuance under the Assumption Plan.

Our Board may terminate or amend the Assumption Plan at any time subject to applicable rules. In the event of a sale of substantially all of our voting stock, a merger involving us, the sale of substantially all of our assets, or a liquidation or dissolution of us, stock awards covered by the Assumption Plan may be assumed or substituted by a successor entity. In the event that a successor entity elects not to assume or substitute for such stock awards, the stock awards will become fully vested.

In addition to the Assumption Plan, as of the fiscal year ended December 3, 2010, we maintained seven equity compensation plans assumed by us in connection with the Macromedia acquisition, ten plans assumed by us in connection with the Omniture acquisition, and two plans assumed by us in connection with the Day Software acquisition under which stock awards had been granted by predecessor entities that remained outstanding at the time of the Macromedia, Omniture, and Day Software acquisitions, respectively. The "Equity compensation plans not approved by stockholders" row in the "Equity Compensation Plan Information" table above shows aggregated share reserve information for these plans and awards. Other than through the Assumption Plan, no future awards may be granted under these plans.

Please see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K in the notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation" for further information regarding our equity compensation plans and awards.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding our Total Rewards Program during fiscal year 2010 for the following executive officers and one former executive officer of Adobe:

Shantanu Narayen, President and Chief Executive Officer
Mark Garrett, Executive Vice President and Chief Financial Officer
Kevin Lynch, Senior Vice President, Chief Technology Officer
Robert Tarkoff, Senior Vice President, Digital Enterprise Solutions Business Unit
Matthew Thompson, Senior Vice President, Worldwide Field Operations
Joshua James, Former Senior Vice President, Omniture Business Unit

These executive officers are referred to in this Compensation Discussion and Analysis and in the subsequent tables as our named executive officers, or "NEOs."

Mr. James's employment terminated effective as of his resignation on July 30, 2010. We provided certain severance payments and benefits to Mr. James as described in further detail under "Executive Compensation—Potential Payments upon Termination and/or a Change of Control" below.

This Compensation Discussion and Analysis describes the material elements of our Total Rewards Program for our executive officers during fiscal year 2010. It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices. Finally, it analyzes how and why the Executive Compensation Committee of our Board arrived at the specific compensation decisions for our executive officers, including our NEOs, in fiscal year 2010, and discusses the key factors that the Executive Compensation Committee considered in determining NEO compensation.

Executive Summary

Adobe's vision is to change the world through digital experiences. To support our product and technical innovation with strong execution, we strive to create a dynamic work environment that attracts and retains great people who contribute directly to organizational priorities, innovation, customer focus and growth for Adobe. Our Total Rewards Program plays a fundamental role in creating this environment by rewarding all levels of employees, including our NEOs, for the successful execution of our short-term and long-term business objectives.

Total Rewards Program for Our NEOs

Under our Total Rewards Program:

- *Program Elements.* We provide our NEOs with a base salary, an annual incentive award opportunity (payable in cash), equity incentives (in the form of stock options, performance shares and RSUs), health and welfare benefits (provided on the same terms as generally available to all employees) and change of control benefits.

- *Competitive Positioning.* Generally, we target the total direct compensation ("TDC") (which includes base salary, annual cash incentive award and equity incentives) of our NEOs between the 50th and 75th percentile of our competitive market, which we define using a peer group of similarly sized software companies (which is reviewed and updated annually). Nonetheless, an individual executive officer's target TDC for a given year may be above or below this target range depending on his or her tenure, company and individual performance, anticipated future contributions, internal equity, importance to Adobe, and historical pay levels, as well as the level of unvested incentive awards and opportunities that we believe would enable us to retain our NEOs in light of potential competing offers from other companies.

• *Short-Term Cash Incentive.* The annual cash incentive awards for our NEOs are payable based on the achievement of pre-established revenue and operating profit target levels that are reflected in our annual operating plan and individual performance. The impact of our corporate financial performance on our annual cash incentive award payments is evidenced by the actual payouts for Mr. Narayen, our President and Chief Executive Officer, over the past three fiscal years:

Mr. Narayen's Historical Cash Incentive Actual Earnings and Adobe Financial Performance

Fiscal Year	Adobe Adjusted Revenue[1] ($)	Adobe Adjusted Operating Profit[1] ($)	Annual Cash Incentive Target ($)	Annual Cash Incentive Earnings ($)
2008	3.6 billion	1.6 billion	1,093,750	1,257,812
2009	3.0 billion	1.1 billion	1,089,543	—
2010	3.9 billion	1.6 billion	1,136,978	2,160,259

[1] See the "Fiscal Year 2010 Executive Bonus Plan Measures" table below for information on how the Adjusted Revenue and Adjusted Operating Profit measures differ from equivalent GAAP measures.

• *Equity Incentives.* For fiscal year 2010, the target annual equity incentive awards for our executive officers were delivered approximately 33% in time-based stock options, 33% in performance shares and 34% in time-based RSUs. Consequently, the "earned value" of two-thirds of an executive officer's target annual equity incentives is contingent on stock price appreciation (in the case of the stock options) and the achievement of pre-established performance objectives (in the case of the performance shares). In addition, each of the equity incentives is subject to a service-based vesting requirement.

• *Change of Control Benefits.* We offer change of control benefits to our executive officers to ensure stability within the management team during a potentially uncertain period, enabling them to evaluate and assist us in completing a potential business combination to maximize stockholder value. We do not provide excise tax reimbursements or "gross-ups" to our executive officers in connection with a change of control, except in very limited circumstances, such as in the context of a pre-existing arrangement with an executive from an acquired company.

• *Stock Ownership Guidelines.* Executive officers are subject to our stock ownership guidelines, which state that each executive officer at the levels indicated below should hold 25% of the net shares acquired from Adobe for two years until he or she holds at least the following amounts:

Position	Shares (#)
Chief Executive Officer	150,000
President, Executive Vice President or Chief Financial Officer	50,000
Senior Vice President	25,000

All of our NEOs are in compliance with our guidelines.

Fiscal Year 2010 Business Highlights

Our executive officers have successfully managed our company through the recent dramatic global economic downturn. For the fiscal year ending December 3, 2010, we reported:

• record revenue of $3.8 billion;

- 29% year-over-year revenue growth; and

- growth in our annual GAAP operating profit to $1.0 billion from $0.7 billion in fiscal year 2009 (a 44% increase).

We believe we are positioned to continue our delivery of strong performance for our stockholders, our customers and the communities we operate in and to continue to develop an engaged, innovative workforce.

Fiscal Year 2010 Compensation Decisions for Our NEOs

Consistent with our compensation philosophy (as discussed below), the Executive Compensation Committee set the compensation of our executive officers, including our NEOs, substantially based on their ability to achieve annual financial and operational objectives that further our long-term business objectives and to create sustainable long-term stockholder value in a cost-effective manner. Accordingly, our fiscal year 2010 compensation actions and decisions were substantially based on our NEOs' accomplishments in these areas.

For fiscal year 2010, the Executive Compensation Committee took the following actions with respect to the compensation of our NEOs:

- Their base salary increases ranged from 3% to 11%; Mr. Narayen, our President and Chief Executive Officer, received a 3% increase to his base salary.

- Their actual annual incentive award payments were each at 190% of their target award opportunity, including Mr. Narayen's. These payments reflected the team's achievements resulting in outstanding GAAP revenue and operating profit growth of 29% and 44%, respectively, in fiscal year 2010 from fiscal year 2009, as compared to decreases of 18% and 33%, respectively, in fiscal year 2009 compared to fiscal year 2008.

- In the case of their equity incentives:

  - The Executive Compensation Committee revised the features of the performance share awards for fiscal year 2010 to (i) establish a threshold GAAP revenue measure of $2.8 billion that had to be achieved before any NEO would be eligible to earn any shares under his award and (ii) provide other performance measures to more directly align the awards with our long-term strategic objectives.

  - The overall value of Mr. Narayen's fiscal year 2010 target annual equity incentives was approximately 83% of his target TDC, and target annual equity incentives for our other NEOs averaged approximately 64% of their target TDCs.

  - The Executive Compensation Committee awarded special retention RSU grants (the "Retention RSU Awards"), in addition to the annual equity incentives referred to above, to enhance the retention of our key employees, including several NEOs (as described below).

  - Mr. Narayen's aggregate equity incentive award, which had a "Target Value" (determined as described in footnote 1 to the "Mr. Narayen's Target Pay Mix" chart below) of approximately $10 million in fiscal year 2010, was significantly larger than the awards of the other NEOs due, in large part, to the decision of the Executive Compensation Committee not to make a special Retention RSU Award (as described below) to him. Instead the Executive Compensation Committee elected to address its retention concerns with respect to him by targeting his TDC and his equity award at the 90th percentile of our competitive market, as the types of awards making up the annual equity award reward future company performance more directly than the time-based Retention RSU Awards. The Executive Compensation Committee believed that this was the appropriate way to recognize

Mr. Narayen's success in driving our long-term business strategy, particularly through the recent acquisition of Omniture, Inc., and in navigating us through the global economic recession to align us for future growth.

Retention RSU Awards

In response to serious attempts during fiscal years 2009 and 2010 to recruit many of our employees with compensation offers containing equity awards with higher values than their current unvested Adobe equity award holdings, the Executive Compensation Committee granted special one-time RSU awards (the "Retention RSU Awards") to key talent within Adobe, including several NEOs, to enable us to retain the continued service of these individuals.

The Retention RSU Awards for certain of our NEOs, which were granted at the same time that the Executive Compensation Committee considered its annual equity awards for fiscal year 2010 for our executive officers, were valued at approximately $1.8 million to each recipient NEO. To ensure that the Retention RSU Awards emphasize retention, they vest with respect to 50% of the underlying shares of our common stock on the second anniversary of the grant date and then, as to the remaining shares, 25% in equal annual installments on the third and fourth anniversaries of the grant date.

Pay-for-Performance Compensation Philosophy

We have structured our executive compensation program so that the compensation of our executive officers, including our NEOs, is substantially tied to the achievement of our key business objectives and the success of our stockholders. Accordingly, the variable compensation of our executive officers (annual cash incentive opportunity and equity incentive awards) is designed to directly align the interests of these individuals with the interests of our stockholders.

For example, in fiscal year 2009, when Adobe did not achieve its financial objectives, our executive officers did not earn any of the performance shares that had been awarded for that year, nor did they receive any annual cash incentive award payments. In addition, our executive officers did not receive any base salary increase in fiscal year 2009 due to the economic recession.

Even in fiscal year 2010, when we significantly exceeded our short-term financial performance objectives and, accordingly, made payments under our annual cash incentive plan and under our performance share program, the overall compensation of our executive officers was impacted by the performance of our stock price. This result can be illustrated by evaluating the value of the TDC of Mr. Narayen, our President and Chief Executive Officer, as of the end of fiscal year 2010:

Mr. Narayen's Fiscal Year 2010 Total Direct Compensation Value as of Fiscal Year End

Compensation Component	Award[1]	Summary Compensation Table Value[3] ($)	Value as of Fiscal Year End ($)
Base Salary	$ 900,000[2]	909,583[4]	909,583[4]
Executive Bonus Plan	$1,136,978	2,160,259	2,160,259
Performance Share Awards	95,000	3,245,200	3,737,205[5][6]
Option Awards	290,000	2,660,286	—[5][7]
RSU Awards	95,000	3,245,200	2,768,300[5]
Total Value		12,220,528	9,575,347

[1] At target amount, where applicable.

[2] New salary effective February 1, 2011.

[3] Reflects values shown in "Executive Compensation—Summary Compensation Table" below.

[4] Our fiscal year 2010 included 53 weeks.

[5] Equity values are based on $29.14 per share, the closing market price of our common stock as reported on NASDAQ on December 3, 2010, our fiscal year end, but shares remain subject to vesting requirements.

[6] As shown in the "Equity Awards during Fiscal Year 2010" table below, 128,250 performance shares were earned, subject to vesting requirements.

[7] Based on an option exercise price of $34.16 per share.

Role of Our Executive Compensation Committee, External Compensation Consultants and Management

Executive Compensation Committee

The Executive Compensation Committee oversees and provides strategic direction to management regarding many elements of our Total Rewards Program. It also reviews and approves the compensation and severance benefits of Adobe's executive officers, including our NEOs. As part of this review, the Executive Compensation Committee regularly solicits input from its independent executive compensation consultant. In fiscal year 2010, the Executive Compensation Committee met regularly in executive session with its independent compensation consultant without management present, and the Chair of the Executive Compensation Committee regularly met separately with the consultant, both with and without management present. The Executive Compensation Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The Executive Compensation Committee may also delegate duties or responsibilities to subcommittees or to one member of the Executive Compensation Committee, as appropriate. The Executive Compensation Committee also discusses Mr. Narayen's performance with the Board of Directors. The Executive Compensation Committee remains solely responsible for making the final decisions on compensation for our executive officers, including our NEOs.

Executive Compensation Consultant

Since 2008, the Executive Compensation Committee has engaged Compensia, Inc. to advise it on executive compensation matters due to Compensia's expertise in the software industry, its knowledge of our peer group and its geographical proximity, enabling frequent in-person attendance at Executive

Compensation Committee meetings. Compensia provided the following services on behalf of the Executive Compensation Committee during fiscal year 2010:

- reviewed and provided recommendations on composition of the peer group, and provided compensation data relating to executives at the selected companies in the peer group;

- conducted a comprehensive review of the total compensation arrangements for all of our executive officers;

- provided advice on our executive officers' compensation;

- assisted with executive equity program design, including analysis of equity mix, aggregate share usage and target grant levels;

- conducted Board compensation review and provided recommendations to the Executive Compensation Committee and the Board regarding director pay structure;

- updated the Executive Compensation Committee on emerging trends/best practices in the area of executive and board compensation; and

- reviewed the Compensation Discussion and Analysis for inclusion in this proxy statement.

The Executive Compensation Committee is satisfied with the qualifications, performance and independence of Compensia. Other than providing limited guidance to the Human Resources department regarding equity compensation models for Adobe's non-executive employees (as authorized by the Chair of the Executive Compensation Committee), Compensia does not provide any other services to Adobe. Adobe pays the cost for Compensia's services.

Management

Our Human Resources, Finance and Legal departments work with our Chief Executive Officer and Compensia to design and develop new compensation programs applicable to our NEOs and other executive officers, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, to prepare peer group compensation comparisons and other committee briefing materials and, ultimately, to implement the decisions of the Executive Compensation Committee. Our Human Resources department also conducted the key talent assessment and compensation review in connection with the Retention RSU Awards. Members of these departments and our Chief Executive Officer also meet separately with Compensia to convey information on proposals that management may make to the Executive Compensation Committee, as well as to allow Compensia to collect information about Adobe to develop its own proposals.

In addition, our Chief Executive Officer conducted reviews of the performance and compensation of the other NEOs, and based on these reviews, made his recommendations for fiscal year 2010 target compensation levels (including adjustments to base salary and target cash incentive levels) directly to the Executive Compensation Committee. No NEO was present or participated in the determinations or deliberations of the Executive Compensation Committee regarding the amount of any component of his own fiscal year 2010 compensation package.

Comparative Framework

Adobe regularly reviews relevant market and industry practices on executive compensation. We do so to balance our need to compete for talent with the need to maintain a reasonable and responsible cost structure while aligning our executive officers' interests with those of our stockholders.

Peer Group

To assist the Executive Compensation Committee in its deliberations on executive compensation, Compensia collects and analyzes data using the Executive Compensation Committee's criteria, as described in the table below, to provide recommendations on the composition of our "peer group."

Each year, the Executive Compensation Committee reviews and updates our peer group, as necessary, to ensure that the comparisons are meaningful. Based on the factors described in the table below and management's input, for fiscal year 2010, Compensia recommended, and the Executive Compensation Committee approved, adding Activision Blizzard, Inc.; CA, Inc.; Citrix Systems Inc.; and VMWare, Inc. to the peer group, and removing VeriSign, Inc.

Peer Group

General Description	Criteria Considered	Peer Group List
High-technology companies at which our NEOs' positions would be analogous in scope and complexity, which operate in similar or related businesses to Adobe, and with which Adobe competes for talent	Companies with revenues less than $10 billion and at least three of the following within 0.5x to 2.0x of Adobe's comparable metric (for quantitative criteria): (i) global multi-faceted software/Internet company; (ii) revenue; (iii) profit margin; (iv) market capitalization and (v) number of employees	Activision Blizzard, Inc. Autodesk, Inc. BMC Software, Inc. CA, Inc. Citrix Systems Inc. eBay Inc. Electronic Arts Inc. Intuit, Inc. Juniper Networks, Inc. McAfee, Inc. NetApp, Inc. NVIDIA Corporation Symantec Corporation VMWare, Inc. Yahoo! Inc.

Compensia then prepares a compensation analysis compiled from both executive compensation surveys and data gathered from publicly available information regarding the companies that the Executive Compensation Committee has selected as members of our peer group. As this compensation data is based on reported data from prior years instead of current data, the data is adjusted in order to bring it to presumed current market levels for the peer group; for fiscal year 2010, Compensia adjusted it by increasing it 3%. The Executive Compensation Committee uses this data to compare the current compensation of our NEOs to the peer group and to determine the relative market value for each NEO position, based on direct, quantitative comparisons of pay levels.

Elements of Compensation

Our Total Rewards Program includes base salary, an annual cash incentive opportunity, equity incentive awards, benefits and perquisites, as well as potential severance benefits upon or following a change of control. Within the Total Rewards Program, the percentage of performance-based compensation, or "at-risk" pay, increases with job responsibility, consistent with the practices of the peer group. At the executive officer level, we place the greatest emphasis on linking pay to

performance so as to align the interests of these individuals directly with those of our stockholders. Under this compensation structure, when results do not meet expectations, our NEOs may receive compensation that is below market in comparison to the peer group. Similarly, when superior results are achieved, our NEOs may receive above-market rewards.

Compensation Objectives

		Objectives			
Compensation Element	**Description**	**Compete in the Market**	**Retain**	**Reward Short-Term Performance**	**Reward Long-Term Performance**
Base Salary	Base salary provides market competitive compensation in recognition of role and responsibilities.	✓	✓		
Cash Incentives	Cash incentives are earned in full or in part only if (i) we achieve certain pre-established one-year company performance targets, (ii) the recipient achieves individual performance levels or objectives and (iii) the recipient remains employed with Adobe for the performance period.	✓	✓	✓	
Equity Incentives	Equity incentives are awarded upon hire and then typically annually thereafter. Awards vest over multiple years of employment, providing both short- and long-term retention incentives, while also aligning employee interests with stockholder interests by providing an opportunity for increased rewards as stockholder return increases.	✓	✓	✓	✓
Employee Benefits and Perquisites	Benefits programs for all Adobe employees provide protection for health, welfare and retirement.	✓	✓		
Change of Control Benefits	Change of control benefits are to be provided to recipients in the event of a change of control of Adobe and are intended to minimize the distraction caused by a potential transaction and allow executives to remain focused on normal business operations, reducing the risk that an employee departs Adobe before a transaction is consummated or the business transitions are completed.	✓	✓		

Competitive Positioning

The fiscal year 2010 target TDC (excluding the Retention RSU Awards) for each of our NEOs except Mr. Narayen was set at approximately the 50th to 75th percentile of our peer group for target performance, based on the factors described under "Executive Summary—Total Rewards Program for our NEOs—Competitive Positioning" above. Of these factors, competitive pay practices, as reflected in the peer group data, was the primary determinant of the range within which individual compensation was set. We also reviewed the positioning of the total target cash and equity elements of compensation, but these individual elements of NEO compensation may vary above or below this range based on the importance of the other factors in any given year with respect to any given NEO.

In addition, the Executive Compensation Committee reviewed the value of outstanding unvested equity incentive awards held by an NEO and the unvested gains realizable from previous equity awards to the NEOs, to help determine the level of incentive needed to retain these individuals and to achieve success. Based on this review, the Executive Compensation Committee also granted Retention RSU Awards to certain NEOs as described below under "2010 Retention RSU Awards." Including these special awards, the fiscal year 2010 target TDC and target equity value for these NEOs was generally set at approximately the 75th to 90th percentile.

Rather than granting a Retention RSU Award to Mr. Narayen, the Executive Compensation Committee chose to target his equity compensation and TDC at the 90th percentile. Increasing his annual equity awards rather than granting a Retention RSU Award placed more emphasis on future company performance, as ⅔ of the annual awards depend on future stock appreciation or the achievement of performance-based goals, rather than simply providing the time-based retention benefits of the Retention RSU Awards. The Executive Compensation Committee also made these larger annual equity awards after recognizing that, despite its attempt to set fiscal year 2009 compensation within our target range, when the fiscal year 2009 compensation decisions for our peer group were disclosed, Mr. Narayen's target fiscal year 2009 compensation had actually been set well below our desired range, and therefore would not provide the desired retention.

Pay Mix

In setting the mix among the different elements of executive compensation, we do not target specific allocations, but generally weight target TDC more heavily toward performance-based compensation, which includes elements of both cash and equity. In determining base salary, cash incentive opportunity and equity incentives, the total target cash compensation opportunity (base salary and cash incentive opportunity) was generally weighted less than the total target equity compensation opportunity based on the estimated value determined as described in the "Equity Awards during Fiscal Year 2010" table below. Demonstrating these general weightings and their emphasis on performance, the compensation mix for our Chief Executive Officer and the average compensation mix for the other NEOs that resulted from the fiscal year 2010 determinations, at target and including Retention RSU Awards, were approximately:

Mr. Narayen's Target Pay Mix(1)


Base Salary, 7%
Performance Shares, 28%
Cash Incentive Target, 9%
Stock Options, 28%
RSUs, 28%

Other NEOs' Average Target Pay Mix(1)


Performance Shares, 13%
Base Salary, 12%
Cash Incentive Target, 11%
Stock Options, 13%
RSUs, 51%

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(1) The Target Values were calculated for equity based on a price of \$35.57 per share, the 30-day average of our stock price during November 2009, which was just prior to the development of the equity compensation award recommendations. For the annual awards, this number was then used to determine the total number of "option equivalent" shares by (i) multiplying the \$35.57 price by 32.4% (the value ratio of one stock option share to an RSU share under Adobe's Black-Scholes option pricing model), then (ii) dividing the desired equity value by this number. The total option equivalent shares were then allocated to the three different types of equity according to our equity mix, and the RSU and performance share allocations were each divided by three, as that approximates the value ratio of a stock option share to an RSU or performance share. Finally, shares in each equity category were rounded to the nearest thousand. Equity values for the Retention RSU Awards were calculated by dividing the desired equity value by \$35.57. See the "Equity Awards during Fiscal Year 2010" table for the Target Value amounts.

These allocations reflect our belief that a significant portion of our NEOs' compensation should be performance based and therefore "at-risk" based on our performance, although the one-time Retention RSU Awards reduced the average proportion of "at-risk" compensation for fiscal year 2010 for the NEOs other than Mr. Narayen. Since cash incentive opportunities and equity incentive awards have both upside opportunities and downside risks, the target percentages set at the beginning of a fiscal year and reflected in the charts above may not reflect the percentage of compensation actually earned.

Base Salary

For fiscal year 2010, the Executive Compensation Committee reviewed the base salaries of our NEOs and approved a base salary increase for each of our NEOs except Mr. James (whose compensation had been recently set as part of our acquisition of Omniture in October 2009), based on comparing these salaries to the base salary levels at the companies in our peer group, as well as considering the roles and responsibilities and potential performance of the individual NEO, and their positioning in the range for other elements of their compensation. Prior to the increases, the total target cash (base salary plus cash incentive target as a percentage of base salary) for Messrs. Thompson and Tarkoff were below the target ranges and for the other NEOs (except Mr. James) were in the lower part of the target ranges. The Executive Compensation Committee also considered that none of these NEOs' base salaries had been increased in fiscal year 2009, due to the global economic recession.

Fiscal Years 2009 and 2010 Base Salaries

Name	2009 Salary ($)	Increase (%)	2010 Salary[1] ($)
Shantanu Narayen	875,000	2.9	900,000
Mark Garrett	510,000	7.8	550,000
Kevin Lynch	421,000	4.5	440,000
Robert Tarkoff	425,000	8.2	460,000
Matthew Thompson	450,500	11.0	500,000
Joshua James	480,000	—	480,000

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[1] Fiscal year 2010 salary increases became effective February 1, 2010. Actual base salaries earned during the fiscal year are shown below in the "Fiscal Year 2010 Executive Bonus Plan Target Cash Incentives" table.

Cash Incentives

Annual Cash Incentive Plan

Objectives

Under our Executive Cash Performance Bonus Plan (the "Master Bonus Plan"), which expired at the end of fiscal year 2010 in accordance with the provisions of Section 162(m) of the Code, amounts are paid contingent upon the achievement of pre-established performance goals, which are generally set annually. The objectives of the Master Bonus Plan are to:

- drive revenue growth and operating profit achievement;
- drive execution of operating plan and strategic financial objectives; and
- reward NEOs when Adobe meets these objectives.

In early 2010, the Executive Compensation Committee approved the Fiscal Year 2010 Executive Annual Incentive Plan (the "Executive Bonus Plan") pursuant to the terms of the Master Bonus Plan, with pre-established performance goals and set threshold, target and maximum performance levels for these goals based on our Board-approved operating plan for fiscal year 2010.

Target Annual Incentive Opportunity

The Executive Compensation Committee also set the target annual cash incentive opportunity for fiscal year 2010 (expressed as a percentage of base salary earned during the year) for each NEO, based on the peer group data provided by Compensia and the target cash incentive opportunity percentages of our other executive officers in light of their responsibilities and achievements. The target annual cash incentive opportunity makes up a larger portion of an NEO's target TDC and total target cash compensation as the executive's level of responsibility increases. The target cash incentive percentages in fiscal year 2010 for Messrs. Lynch and Tarkoff increased from fiscal year 2009, which had the effect of setting their target cash incentive opportunities higher in the target ranges. The Executive Compensation Committee decided to make these increases based on market data, as well as consideration of their performance and internal equity based on the increasing complexity of their roles. The Executive Compensation Committee believed that the other NEOs' target cash incentive opportunities were already appropriately placed within the 50th to 75th percentile and therefore were not changed.

Performance Measures

The Executive Compensation Committee determined that, for purposes of earning any award under the Executive Bonus Plan for fiscal year 2010, we must achieve:

- a threshold revenue target funding level (described in the table below), based on revenue determined in accordance with GAAP, for our NEOs to receive any annual cash incentive award; and

- separate threshold "Adjusted Revenue" and "Adjusted Operating Profit" target levels (also described in the table below) to determine the "Corporate Result Percentage," which helps determine the amount of the awards to be paid to our NEOs.

Assuming we achieved the threshold revenue target funding level for GAAP revenue, the maximum amount of 200% of the annual cash incentive awards would be funded; then a matrix (an excerpt from which is included below) reflecting our percentage achievement of the Adjusted Revenue and Adjusted Operating Profit target levels would be used to determine the Corporate Result Percentage (ranging from 0% for achievement of results at or below the minimum matrix funding levels to 200% for achievement of results well above the matrix target levels). If any of the minimum threshold levels for GAAP revenue, Adjusted Revenue or Adjusted Operating Revenue were not achieved, however, our NEOs would earn no annual cash incentive awards.

Fiscal Year 2010 Executive Bonus Plan Measures

Measure	Target ($)	Measure Definition and Minimum Threshold Achievement	Minimum Threshold Level ($)	Actual Company Achievement (%)
GAAP Revenue (threshold funding measure)	3.5 billion	90% of Board-approved operating plan GAAP revenue target, excluding the effects of any material acquisitions not incorporated into the operating plan	3.2 billion	109%
Adjusted Revenue (matrix funding measure)	3.5 billion	90% of GAAP Revenue (as defined above) target adjusted for shippable backlog	3.2 billion	109%
Adjusted Operating Profit (matrix funding measure)	1.3 billion	75% of our Board-approved operating plan non-GAAP operating profit target plus the operating profit associated with shippable backlog, and excluding the expenses associated with profit sharing, quarterly incentive and annual incentive plans (including the Executive Bonus Plan). Adobe's non-GAAP operating profit excludes stock-based and deferred compensation expense, restructuring charges, and amortization of purchased intangibles.	1.0 billion	124%

To illustrate how the Adjusted Revenue and Adjusted Operating Profit interrelate in determining the Corporate Result Percentage, an excerpt of the Corporate Result Percentage matrix is depicted below.

Executive Bonus Plan Matrix Excerpt
Corporate Result Percentage

	125%	166%	175%	183%	198%	200%
	110%	116%	125%	133%	148%	164%
Adjusted	**100%**	83%	91%	100%	116%	132%
Operating	**90%**	49%	58%	68%	84%	100%
Profit	**80%**	16%	26%	36%	52%	68%
	75%	0%	10%	20%	36%	52%
		90%	**95%**	**100%**	**105%**	**110%**
				Adjusted Revenue		

After determining the Corporate Result Percentage, the amount actually earned by each NEO was determined by multiplying each NEO's target cash incentive opportunity by the Corporate Result Percentage and his Individual Result Percentage, as follows:

Target Cash Incentive ($)	X	Corporate Result (%)	X	Individual Result (%)	=	Actual Cash Incentive Payment ($)
Base salary earned during the year multiplied by applicable target cash incentive percentage		*Determined based on the Corporate Result Percentage matrix illustrated above (capped at 100%, in this formula)*		*Based on (i) each NEO's achievement of individual goals (approved by the Executive Compensation Committee for the Chief Executive Officer and by the Chief Executive Officer for all other NEOs) tied to the internal operating plan and strategic objectives; and (ii) the individual's contributions toward the achievement of the Corporate Result in excess of 100%; could not exceed 100% unless Corporate Result Percentage exceeded 100%, in which case could not exceed 200%*		

Fiscal Year 2010 Payouts

At the time the corporate and individual goals were set for fiscal year 2010, the Executive Compensation Committee believed that the Executive Bonus Plan goals were achievable, but only with significant effort. For fiscal year 2010, we reported record revenue with strong financial results, including exceeding $1 billion in quarterly revenue for the first time in company history in the fourth quarter of fiscal year 2010. During fiscal year 2010 as compared to fiscal year 2009, our total Adjusted Revenue increased by $863.8 million, or 29%, and our Adjusted Operating Profit grew by $458.5 million, or 41%.

Due to the significant effort of our management team, this resulted in Adjusted Revenue achievement of approximately $3.9 billion (109% of target) and Adjusted Operating Profit of $1.6 billion (124% of target). These results yielded a corporate funding level of 200% of the target pool for the Executive Bonus Plan (with a Corporate Result Percentage of 100% for purposes of the formula above, due to the cap).

The Executive Compensation Committee determined that our NEOs contributed significantly, as a team, to our success and our achievement of 200% of the Corporate Result Percentage in fiscal year 2010. The Executive Compensation Committee therefore gave the most weight in determining the

Individual Results percentages to this team achievement, but also particularly considered our exceptional financial results, the completion of our debt financing to enable long-term growth, our NEOs' achievement of significant objectives in our long-term strategic plan and our acquisition of Day Software Holding AG. Therefore, the Executive Compensation Committee approved the Individual Results shown in the "Fiscal Year 2010 Executive Bonus Plan Target Cash Incentives" table below, reflecting the NEOs contributions in achieving these superior results.

The target annual cash incentive opportunity amounts and actual cash incentive earned under the Executive Bonus Plan for fiscal year 2010 for each NEO were as follows:

Fiscal Year 2010 Executive Bonus Plan Target Cash Incentives

Name	Salary[1] ($)	Target Cash Incentive Percentage[2] (%)	Target Cash Incentive[3] ($)	Corporate Result[4] (%)	Actual Individual Results (%)	Actual Cash Incentive Earned ($)
Shantanu Narayen	909,583	125	1,136,978	100	190	2,160,259
Mark Garrett	551,641	100	551,641	100	190	1,048,117
Kevin Lynch	443,529	75	329,058	100	190	625,209
Robert Tarkoff	461,109	75	342,208	100	190	650,195
Matthew Thompson	499,252	100	499,252	100	190	948,578
Joshua James[5]	321,846	75	241,385	100	N/A	—

[1] Actual base salary earned during fiscal year 2010 shown.

[2] Target cash incentive percentages for Messrs. Lynch and Tarkoff were increased from fiscal year 2009 levels of 70% each, effective February 1, 2010.

[3] Target cash incentive amount is calculated based on base salary amounts earned during the fiscal year.

[4] Under the terms of the Executive Bonus Plan, the Corporate Result Percentage was capped at 100% for calculation purposes, but overall achievement was 200%.

[5] Mr. James's information reflects his resignation from Adobe in July 2010.

Other Cash Incentives

We also have an annual bonus pool of $60,000 approved by the Executive Compensation Committee that may be awarded by our Chief Executive Officer to executive officers, including our NEOs, other than himself, as special recognition bonuses. No special recognition bonuses were awarded in fiscal year 2010 from this bonus pool.

In addition, the Executive Compensation Committee retains authority to pay additional discretionary bonuses outside the Executive Bonus Plan if warranted. In fiscal year 2010, the Executive Compensation Committee did not authorize any such discretionary bonus payments outside of the Executive Bonus Plan for our NEOs.

Equity Incentives

Goals of Equity Compensation

We use equity compensation to motivate and reward strong corporate performance and to retain valued NEOs. We also use equity incentive awards as a means to attract and recruit qualified executives. We believe that equity awards serve to align the interests of our NEOs with those of our stockholders by rewarding them for stock price growth and the achievement of key operational goals.

By having a significant majority of our NEOs' target TDC payable in the form of equity and, thus, subject to higher risk and longer vesting than cash compensation, our NEOs are motivated to align themselves with our stockholders by taking actions that will benefit Adobe and its stockholders in the long term.

Types of Equity Compensation

The Executive Compensation Committee, with input from management and our Chief Executive Officer, determined the mix of annual equity incentive awards to achieve the desired level of equity compensation and the desired performance and retention objectives. For fiscal year 2010, the Executive Compensation Committee made minor changes to the equity mix for target annual awards to be granted to our executive officers, including our NEOs, with the mix made up of approximately 33% stock options, 33% performance shares and 34% time-based RSUs for our NEOs (compared to approximately 50%, 25% and 25%, respectively, for fiscal year 2009), based on the Target Value of the awards. The new equity mix better reflects our peer group's practices, while retaining a strong emphasis on performance (based on stock price appreciation, for stock options, and the achievement of pre-established performance objectives, for performance shares). Additional factors are indicated in the table below.

Fiscal Year 2010 Types of Annual Equity Incentive Awards

Type of Equity/Annual Award Value Allocation Percentage[1]	Description	Objectives/Dilutive Effect	Vesting[2]
Stock Options (33%)	Options to purchase Adobe common stock with an exercise price equal to the closing market price of our common stock as reported on NASDAQ on the grant date; value to the NEOs depends on stock price appreciation above the exercise price	Provide strong reward for growth in our stock price, as the entire value of stock options depends on future stock price appreciation; provide a strong incentive for our NEOs to remain employed with us, as they require continuous employment while vesting; and have the highest relative dilutive effect	Vest in equal monthly installments over a period of four years after the grant date, except for new-hire grants, which vest 25% on the first anniversary of the grant date and then in equal monthly installments thereafter for the following three years
Performance Shares (33%)	Stock-settled RSUs subject to performance- and time-based vesting conditions; one-year performance period determines the total number of shares eligible to be earned, with significant benefits for overachievement and significant consequences for underachievement, including no award being earned; no purchase cost to executive so always have value	Focus NEOs on annual performance goals supporting our three-year strategic plan while also providing a strong long-term performance and retention incentive, as they require continuous employment to vest; provide moderate reward for growth in our stock price; and use fewer shares than stock options, so less dilution	Vest 33⅓% upon the later of certification of performance results or the first anniversary of the grant date; the remainder vest in equal annual installments over two additional years (reflecting the three-year strategic plan that the goals support)
RSUs (34%)	Stock-settled awards subject to time-based vesting conditions; no purchase cost to executive so always have value	Provide a strong incentive for our NEOs to remain employed with us, as they require continuous employment while vesting; provide moderate reward for growth in our stock price; and use fewer shares than stock options, so less dilution	Vest in equal annual installments over a period of four years

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[1] In addition to the annual award allocations shown above, certain NEOs also received Retention RSU Awards in fiscal year 2010, as described below under "2010 Retention RSU Awards" and shown in the "Equity Awards during Fiscal Year 2010" table below.

[2] Our equity awards are also subject to certain acceleration provisions as described below under "Severance and Change of Control Compensation" and "Executive Compensation Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2010 Table—Effect of Retirement, Death and Disability on Equity Compensation Awards."

Value and Award Determination

For fiscal year 2010, the Executive Compensation Committee, with input from Compensia, management and our Chief Executive Officer, determined the level of equity compensation opportunity for each of our NEOs based upon data from the peer group (as adjusted by Compensia, as described above), and, to a lesser degree, the other factors for determining compensation discussed under "Executive Summary—Total Rewards Program for our NEOs—Competitive Positioning" above. As with cash incentives, the Executive Compensation Committee believes that the target equity incentive compensation opportunity should make up a greater portion of an NEO's potential TDC as the individual's level of responsibility increases. Annual equity awards are viewed in the aggregate (by value) when evaluating our positioning with respect to our peer group, because we and these peer companies award different types and mixes of equity and because the market data we review evaluates the equity awards on an aggregate value basis only, not based on each type of equity award.

The following table sets forth the number of options, performance shares (target, maximum and earned) and RSUs (including Retention RSU Awards) granted to each of our NEOs, as well as the Target Value of the total annual equity and Retention RSU Awards awarded to each of our NEOs, in fiscal year 2010:

Equity Awards during Fiscal Year 2010

| Name | Stock Options (#) | Performance Share Program | | | Annual RSUs Award (#) | Total Target Value of Annual Equity Award ($) | Retention RSU Award[2] (#) | Target Value of Retention RSU Award ($) |
		Target Award (#)	Maximum Award[1] (#)	Actual Achievement[1] (#)				
Shantanu Narayen . . .	290,000	95,000	142,500	128,250	95,000	10,000,000	—	—
Mark Garrett	49,000	16,000	24,000	21,600	17,000	1,700,000	50,000	1,778,500
Kevin Lynch	49,000	16,000	24,000	21,600	17,000	1,700,000	50,000	1,778,500
Robert Tarkoff	40,000	13,000	19,500	17,550	14,000	1,400,000	50,000	1,778,500
Matthew Thompson .	43,000	14,000	21,000	18,900	15,000	1,500,000	50,000	1,778,500
Joshua James	40,000	13,000	19,500	—	14,000	1,400,000	—	—

[1] The maximum number was granted (150% of the target award), but that maximum number was reduced to 135%, the overall achievement of the other performance goals (the GAAP Revenue funding threshold measure was achieved). As the 2010 Performance Share Program required continuous employment through the initial vest date to earn any award, Mr. James did not earn any performance shares.

[2] See description below under "2010 Retention RSU Awards."

2010 Performance Share Program

The performance share awards granted in fiscal year 2010 are subject to the terms of our 2010 Performance Share Program, and any shares earned under the awards are issued pursuant to the terms of our Adobe Systems Incorporated 2003 Equity Incentive Plan (the "2003 Plan"). The size of the fiscal year 2010 awards was determined based on the results achieved during the one-year performance period, as certified by the Executive Compensation Committee. Each NEO was granted an award for the maximum number of shares that he could earn based on the maximum achievement of the pre-established performance goals, with the actual award to be earned subject to a reduction from the maximum award based on actual performance achievement. The threshold, target, and maximum awards for our NEOs are set forth in the "Executive Compensation—Grants of Plan-Based Awards for Fiscal Year 2010" table.

Performance Goals

The 2010 Performance Share Program required that Adobe achieve a GAAP Revenue threshold measure of $2.82 billion for NEOs to be eligible to earn any shares under the program. Once that threshold was met, the actual number of shares to be earned under the 2010 Performance Share Program would then be calculated based on the achievement of the other performance goals, each of which was weighted as 20% of each target award:

Other Performance Goals

Category	Goal	Key Accomplishments
Creative Suite	Drive creative business revenue growth through new functionality and increased penetration	• Exceeded Creative Suite revenue plan • Exceeded target for upgrades
Flash	Deliver Flash on multiple devices and screens	• Flash 10.1 shipping on multiple devices through multiple partners • Advanced Flash Platform strategy
Omniture	Implement the operating plan for the Omniture Online Marketing Suite product line	• Achieved record bookings with contract values exceeding plan • Completed 3-year strategic plan
Digital Enterprise Solutions Business Unit	Implement the operating plan for the Enterprise product line	• Key strategic acquisition of Day Software identified and completed • Significant growth in enterprise revenue • Acrobat X released on time with strong Q4 performance
Adobe.com	Implement the operating plan for Adobe.com	• Exceeded revenue target • Improved store conversion rate above plan • Developed strategy to accelerate Adobe.com growth

Results

For fiscal year 2010, the GAAP Revenue threshold measure was met. We achieved the above strategic goals in the course of an exceptional year, with record-breaking revenue and outstanding performance on each of the goals, resulting in an overall determination by the Executive Compensation Committee that 135% of each NEO's target award was earned.

For more information on performance shares granted during fiscal year 2010, see the "Executive Compensation—Grants of Plan-Based Awards for Fiscal Year 2010" table and accompanying narrative.

2010 Retention RSU Awards

During fiscal year 2009, management and the Executive Compensation Committee shared concern over key talent being aggressively targeted and recruited by other companies as the economy improved and the risk of attrition that could result. As a result, management conducted a key talent review during fiscal year 2009 and identified a select group of individuals, including some of our NEOs, who were deemed critical to our strategic priorities and growth, had demonstrated a consistent track record of high performance and/or possessed significant technical and institutional knowledge. Management also conducted a comprehensive market review and concluded that, for this select employee group, the current unvested value of outstanding equity compensation was not sufficient to provide appropriate inducements for these key employees to remain with Adobe.

As a result, we established guidelines for desired values of unvested equity, as multiples of base salary, for the select group of employees, based on the level of their current position, competitive factors and internal equity, using the 30-day average closing market price of our common stock at the time the analysis was completed. The objectives of these desired unvested equity values were to align the interests of these employees with those of our stockholders, minimize the risk of attrition and support employee engagement and commitment to Adobe over the long term. As this review was being conducted, we announced and then completed the acquisition of Omniture, and therefore commenced a process to ensure the successful initial integration of this key strategic acquisition. Given the significance of the acquisition to our long-term strategic priorities, it was essential that we retain critical key talent from both companies.

To achieve the desired values of unvested equity for the Adobe key talent, the Executive Compensation Committee approved Retention RSU Awards in late fiscal year 2009 to a select group of non-executive officers, and approved Retention RSU Awards early in fiscal year 2010 to a select group of executive officers, including several of our NEOs, and other senior executives, at the same time it considered annual equity awards for our executive officers. For these key NEOs, the Retention RSU Awards achieved the desired values of unvested equity, based on the average stock price used in the analysis described above. These awards were in addition to the normal 2010 annual awards and were intended to provide significant value to the employees, but only if they remain with Adobe through this critical period of change and integration. The Executive Compensation Committee chose not to grant Mr. Narayen a Retention RSU Award for fiscal year 2010, instead using the size of his fiscal year 2010 annual equity awards to provide the desired retention. Both the fiscal year 2010 annual equity awards and Retention RSU Awards made to our NEOs are included in the amounts shown in the "Equity Awards during Fiscal Year 2010" table above.

To ensure that these awards emphasize retention, the NEOs' Retention RSU Awards vest with respect to 50% of the shares two years after the grant date, and the remainder of the shares vest in equal annual installments over the following two years.

Retirement and Deferred Compensation Plan Benefits

We do not provide our employees, including our NEOs, with a defined benefit pension plan, any supplemental executive retirement plans or retiree health benefits, except as required by local law or custom for employees outside the United States. Our NEOs may participate on the same basis as other U.S. employees in our Section 401(k) Retirement Savings Plan (the "401(k) Plan"). The 401(k) Plan provides for a matching contribution by Adobe of 50% of the first 6% of the employee's eligible compensation up to a maximum matching cash contribution of $7,350 for both the 2009 and 2010 plan years. We also provide a "true-up" for participants who did not receive their maximum matching contribution during a 401(k) Plan year as a result of meeting their contribution limits early in the year. Adobe makes a matching contribution to help attract and retain employees and to provide an additional incentive for our employees to save for their retirement in a tax-advantaged manner.

We also maintain an unfunded, nonqualified deferred compensation plan (the "Deferred Compensation Plan") for senior management and our Board. The Deferred Compensation Plan allows participants, including our NEOs, the ability to defer receipt of income to a later date, which may be an attractive tax planning opportunity. We offer this Deferred Compensation Plan to remain attractive to current and potential NEOs in a highly competitive market for executive talent. We generally do not contribute to the Deferred Compensation Plan on behalf of the participants; therefore, our cost to maintain the Deferred Compensation Plan is limited to administration expenses, which are minimal. No NEOs participated in or had an accrued balance under the Deferred Compensation Plan in fiscal year 2010.

Perquisites and Additional Benefits and Programs

We provide limited perquisites to our executives, including our NEOs. In considering potential perquisites, the Executive Compensation Committee considers the cost to Adobe as compared to the perceived value to our employees. We offer our executives, including our NEOs, an annual physical paid for by us, which has an approximate cost of $1,900 per individual, per year. We believe that the good health of our executives is important to our business.

In addition, we maintain a limited membership in a Marquis Jet Card Program. Our policy related to this program allows our Chief Executive Officer the use of a private jet for business travel. Other executive officers and employees may accompany our Chief Executive Officer for business purposes only. In addition, our policy allows family members to accompany a participating executive during business travel, if related costs for the family members are paid for by the executive officer. This policy was adopted to allow for efficient travel by the participating executive officers, which we believe is consistent with market practices. No family members accompanied our executive officers on the aircraft during fiscal year 2010.

We also provide the following benefits to our NEOs, on the same terms and conditions as provided to all other eligible employees:

- health, dental and vision insurance;

- life insurance;

- an Employee Stock Purchase Plan;

- medical and dependent care flexible spending account;

- short- and long-term disability, accidental death and dismemberment; and

- patent award program (cash awards made to any employee, including an NEO, who is an inventor of, or a direct manager of an inventor of, an Adobe patent that is filed with the U.S. Patent and Trademark Office, with a further award if the patent is issued).

We believe these benefits are consistent with benefits provided by companies with which we compete for executive-level talent.

Granting Guidelines for Equity Compensation

Adobe maintains written equity grant guidelines setting forth our grant practices and procedures for all equity awards, as described below under "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2010—Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards for Fiscal Year 2010 Table."

Ownership Guidelines and Policies

Stock Ownership Guidelines

As part of our overall corporate governance and compensation practices, in 2003, our Board adopted stock ownership guidelines for our executive officers and directors, which the Executive Compensation Committee reviews annually. These guidelines are designed to align our executive officers' interests with our stockholders' long-term interests by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking. The Executive Compensation Committee reviews quarterly reports of the stock activity of our executive officers and directors. As of December 3, 2010, each of our NEOs was in compliance with the applicable guidelines. The guidelines currently state that the executives in the following positions should hold 25% of the net shares acquired from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by that executive equals or exceeds the following amounts:

Position	Shares (#)
Chief Executive Officer	150,000
President, Executive Vice President or Chief Financial Officer	50,000
Senior Vice President	25,000

For purposes of these guidelines, an "acquired share" includes shares of vested restricted stock, RSUs, performance shares, performance units and shares issued upon the exercise of vested options. "Net shares acquired" means acquired shares remaining after deducting acquired shares sold to cover the exercise price and withheld taxes, and excluding shares acquired through our Employee Stock Purchase Plan. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned, shares acquired through the Employee Stock Purchase Plan, vested restricted stock, vested RSUs and shares issued upon the exercise of vested options, as well as vested performance shares or performance units deferred into our Deferred Compensation Plan.

Our Board may evaluate whether exceptions should be made in the case of any covered person who, due to his or her unique financial circumstances, would incur a hardship by complying with these guidelines. No such exceptions were granted or in place in fiscal year 2010.

Hedging Policy

Our policies do not permit any employees, including our NEOs, to "hedge" their ownership by engaging in short sales or trading in any derivatives involving Adobe securities.

Employment Agreements

Each of our currently-employed NEOs is (and Mr. James was) employed "at will." Except in limited circumstances, such as when an employment agreement that provides for severance is assumed or renegotiated as part of a corporate transaction, we only enter into agreements providing for severance benefits with our U.S. employees in relation to a change of control of Adobe or an executive transition plan. Mr. James had such an agreement, which was negotiated to replace and amend his employment and change of control agreements with Omniture at the time we agreed to acquire Omniture to induce him to accept employment with us. This agreement would have expired in most respects at the one-year anniversary of his employment with Adobe. See "Executive Compensation— Change of Control and Termination—Omniture Employment Agreement."

Severance and Change of Control Compensation

Each of our NEOs (except Mr. James) is, or could be, an eligible participant in our Executive Severance Plan in the Event of a Change of Control (the "Executive Severance Plan"), which provides for severance payments and fully accelerated vesting of outstanding equity awards to our NEOs and other executives upon an involuntary termination of employment upon or following a qualifying change of control. Our Executive Compensation Committee believes that change of control vesting and severance benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that an executive officer departs Adobe before an acquisition is consummated. We believe that a pre-existing plan will allow our executive officers to focus on continuing normal business operations and on the success of a potential business combination, rather than on seeking alternative employment. We further believe that the Executive Severance Plan ensures stability and will enable our executive officers to maintain a balanced perspective in making overall business decisions during a potentially uncertain period. Severance payments and benefits under the Executive Severance Plan are provided only upon a qualifying termination of employment upon or following a change of control so that an acquirer that wishes to retain our management team during a transition period or over the long term will have an opportunity to do so.

We have also entered into a Retention Agreement with Mr. Narayen, which provides similar benefits but does not require termination of his employment in order for him to receive the equity acceleration, as described below under "Executive Compensation—Change of Control—Chief Executive Officer Retention Agreement." In addition, Mr. James's employment agreement with Adobe specified that his Omniture change of control agreement, which was entered into effective as of June 7, 2006, would remain in effect for one year after the closing date (which was October 23, 2009), and then would expire, except as to the treatment of his Additional RSUs (as defined below in "Executive Compensation—Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement"). The terms of the Omniture change of control agreement provided that Mr. James would receive cash payments, health benefits and accelerated vesting of certain outstanding equity awards originally issued by Omniture under certain circumstances upon termination of employment prior to, upon or following a change of control. We agreed to continue the terms of his Omniture arrangements for one year to facilitate the closing of this strategically important acquisition and to help ensure that we had the benefit of Mr. James's services during the critical post-closing transition period.

The Executive Severance Plan and the individual Retention Agreement with Mr. Narayen do not provide for reimbursements or "gross-ups" of excise tax amounts under Section 4999 of the Code. Rather, under both arrangements, benefits would be reduced if doing so would result in a better after-tax economic position for the affected executive. We believe this is an appropriate allocation of the tax cost of these arrangements as between Adobe and the executive and is consistent with market practice. The Omniture change of control agreement with Mr. James provided for a gross up for any payments that would qualify as parachute payments under the Code, as described below under "Executive Compensation—Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement." We agreed to maintain this provision for a limited time after the closing of the acquisition for the reasons described above.

Our change of control arrangements are designed to be competitive with the pay practices of the peer group. Our Executive Compensation Committee periodically reviews the terms and conditions of our change of control arrangements and will make adjustments when and to the extent it deems appropriate. The Executive Severance Plan will automatically terminate on December 12, 2011, unless extended by us or unless a change of control has occurred before then.

Additional details regarding our Executive Severance Plan and the individual Retention Agreement with Mr. Narayen, including estimates of amounts payable in specified circumstances, and the actual amounts received by Mr. James in connection with his resignation, are disclosed in "Executive Compensation—Change of Control and Termination—Potential Payments upon Termination and/or a Change of Control" contained in this proxy statement.

Accounting and Tax Considerations

Tax Deductibility

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation's Chief Executive Officer and the three other most highly compensated executive officers as of the end of any fiscal year, other than the Chief Financial Officer. However, certain types of performance-based compensation are excluded from the $1 million deduction limit if specific requirements are met. The Executive Compensation Committee considers the impact of Section 162(m) when designing our executive compensation program and structured our Executive Bonus Plan, stock plans and performance share programs so that awards may be granted under these plans and programs in a manner that complies with the requirements imposed by Section 162(m). Tax deductibility is not the primary factor used by the Executive Compensation Committee in setting compensation, however, and corporate objectives may not necessarily align with the requirements for full deductibility under Section 162(m). Accordingly, the Executive Compensation Committee has granted and may continue to grant awards such as time-based RSU awards under which payments may not be deductible under Section 162(m) when it determines that such non-deductible arrangements are otherwise in the best interests of Adobe and its stockholders.

Under Section 162(m), to qualify as performance-based compensation, the amount of compensation must depend on the NEO's performance against pre-determined performance goals established by a committee that consists solely of at least two "outside directors" who have never been employed by Adobe or its subsidiaries. During fiscal year 2010, all three members of the Executive Compensation Committee (Ms. Mills and Messrs. Barnholt and Rosensweig) qualified as independent directors under SEC and the applicable NASDAQ listing standards and qualified as outside directors under Section 162(m).

We believe that the stock options and performance shares granted to our NEOs in fiscal year 2010 qualify under Section 162(m) as performance-based compensation and that compensation related to these awards will be fully deductible. Our RSU awards vest on a time-based vesting schedule and therefore are not considered "performance-based compensation" under Section 162(m). Accordingly, amounts of compensation related to RSUs held by our executive officers may not be fully deductible (depending upon the value of our stock, and the amount of other non-performance-based compensation an executive officer has during the year in which any portion of an RSU vests).

Accounting for Stock-Based Compensation

We account for stock-based compensation in accordance with applicable accounting standards. Under the fair value recognition provisions of these standards, stock-based compensation cost is measured at the grant date based on the fair value of the award. With the exception of performance shares, stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the entire award, which is generally the vesting period. For performance shares, stock-based compensation expense is recognized on a straight-line basis over the requisite service period for each vesting portion of the award.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE[*]

The Executive Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this proxy statement. Based on this review and discussion, the Executive Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 3, 2010, and in this proxy statement.

Respectfully submitted,

EXECUTIVE COMPENSATION COMMITTEE

Carol Mills, Chair
Edward W. Barnholt
Daniel Rosensweig

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[*]   *The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation for services performed during fiscal years 2010, 2009 and 2008 awarded to, paid to or earned by the NEOs, which include (i) our Chief Executive Officer, (ii) our Chief Financial Officer, (iii) our three other most highly compensated executive officers, as determined by reference to total compensation for fiscal year 2010, who were serving as executive officers at the end of fiscal year 2010 and (iv) one former executive officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Shantanu Narayen	2010	909,583	—	6,490,400	2,660,286	2,160,259	7,686	12,228,214
President and Chief	2009	875,000	—	1,895,343	2,254,127	—	7,740	5,032,210
Executive Officer	2008	875,000	—	5,196,000	9,653,561	1,257,812	19,850	17,002,223
Mark Garrett	2010	551,641	—	2,835,280	449,497	1,048,117	7,938	4,892,473
Executive Vice	2009	510,000	—	841,046	1,000,254	—	8,040	2,359,340
President and Chief Financial Officer	2008	504,167	—	1,350,960	1,183,956	492,823	7,590	3,539,496
Kevin Lynch	2010	443,529	—	2,835,280	449,497	625,209	9,354	4,362,869
Senior Vice President,	2009	421,000	—	841,046	1,000,254	—	10,290	2,272,590
Chief Technology Officer	2008	414,583	—	1,350,960	1,183,956	286,063	11,460	3,247,022
Robert Tarkoff[5] Senior Vice President, Digital Enterprise Solutions Business Unit	2010	461,109	—	2,630,320	366,936	650,195	8,754	4,117,314
Matthew Thompson	2010	499,252	—	2,698,640	394,456	948,578	7,938	4,548,864
Senior Vice President,	2009	450,500	—	657,690	782,189	—	8,040	1,898,419
Worldwide Field Operations	2008	446,250	—	1,039,200	927,432	436,209	26,208	2,875,299
Joshua James[6] Former, Senior Vice President, Omniture Business Unit	2010	321,846	—	922,320	366,936	—[7]	3,928,492	5,539,594

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[1] These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value of performance shares, assuming the probable outcome of related performance conditions at target levels, and RSUs. Pursuant to SEC rules, the amounts shown

disregard the impact of estimated forfeitures. The grant date fair value for the performance share awards, assuming the highest level of achievement had been met, is as follows:

Name	2010 ($)	2009 ($)	2008 ($)
Shantanu Narayen	4,867,800	1,089,822	5,958,080
Mark Garrett	819,840	483,601	2,701,920
Kevin Lynch	819,840	483,601	2,701,920
Robert Tarkoff	666,120	*	*
Matthew Thompson	717,360	378,172	2,078,400
Joshua James	666,120	*	*

* Not applicable.

For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

As Mr. James did not complete the service period required by the terms of the performance share program, such shares were forfeited when he left Adobe in July 2010. Mr. James's RSUs were also forfeited (14,000 shares granted in fiscal year 2010 with grant date fair value of $478,240). No stock awards reflected in this table were forfeited by any of our other NEOs.

[2] These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value of stock options, in accordance with applicable accounting guidance related to stock-based compensation. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. All of the stock option awards to Mr. James reflected in this table were forfeited during fiscal year 2010 due to his departure in July 2010. No stock options reflected in this table were forfeited by any of our other NEOs. For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

[3] These amounts consist solely of amounts earned under the Executive Bonus Plan, and equivalent predecessor plans, each of which is a cash bonus plan adopted under our Master Bonus Plan. Amounts earned under the Executive Bonus Plan are payable in the subsequent fiscal year.

[4] These amounts for fiscal year 2010 consist of matching contributions under Adobe's 401(k) Plan (including an additional matching contribution made by Adobe early in the applicable fiscal year to eligible participants who did not previously receive the maximum matching contribution during the prior 401(k) Plan year), life insurance premiums, patent awards, transition bonuses, COBRA premiums, tax gross-ups and severance payments as follows:

Name	401(k) Company Match ($)	Life Insurance Premiums ($)	Patent Award ($)	Transition Bonus ($)	COBRA Premiums ($)	Tax Gross-Up for 2010 ($)	Severance Payment ($)	Total ($)
Shantanu Narayen	7,350	336	—	—	—	—	—	7,686
Mark Garrett	7,350	588	—	—	—	—	—	7,938
Kevin Lynch	7,350	204	1,800	—	—	—	—	9,354
Robert Tarkoff	7,350	204	1,200	—	—	—	—	8,754
Matthew Thompson	7,350	588	—	—	—	—	—	7,938
Joshua James	7,350	76	—	750,000	9,717	1,481,349	1,680,000	3,928,492

[5] Mr. Tarkoff was not a named executive officer in any prior fiscal year.

[6] Mr. James was not a named executive officer in any prior fiscal year. Mr. James resigned from his employment with us effective July 30, 2010, and received certain severance payments under the terms of a Confidential Resignation Agreement and General Release of Claims. See "Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement" in this proxy statement for additional information regarding Mr. James's agreements with us.

[7] As a result of Mr. James's resignation of employment prior to the 2010 fiscal year end, Mr. James was not eligible to receive any payments under our Executive Bonus Plan.

Grants of Plan-Based Awards in Fiscal Year 2010

The following table shows all plan-based awards granted to the NEOs during fiscal year 2010. The equity awards granted in fiscal year 2010 identified in the table below are also reported in "Outstanding Equity Awards at 2010 Fiscal Year End." For additional information regarding incentive plan awards, please refer to the cash incentives and equity incentives sections of our "Compensation Discussion and Analysis."

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[5]
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Share)**	**($)**
Shantanu Narayen	—	—	1,136,978	2,273,957	—	—	—	—	—	—	—
	1/25/10	—	—	—	—	95,000	142,500	—	—	—	3,245,200
	1/25/10	—	—	—	—	—	—	95,000	—	—	3,245,200[6]
	1/25/10	—	—	—	—	—	—	—	290,000	34.16	2,660,286
Mark Garrett	—	—	551,641	1,103,282	—	—	—	—	—	—	—
	1/25/10	—	—	—	—	16,000	24,000	—	—	—	546,560[6]
	1/25/10	—	—	—	—	—	—	17,000	—	—	580,720
	1/25/10	—	—	—	—	—	—	50,000	—	—	1,708,000
	1/25/10	—	—	—	—	—	—	—	49,000	34.16	449,497
Kevin Lynch	—	—	329,058	658,115	—	—	—	—	—	—	—
	1/25/10	—	—	—	—	16,000	24,000	—	—	—	546,560[6]
	1/25/10	—	—	—	—	—	—	17,000	—	—	580,720
	1/25/10	—	—	—	—	—	—	50,000	—	—	1,708,000
	1/25/10	—	—	—	—	—	—	—	49,000	34.16	449,497
Robert Tarkoff	—	—	342,208	684,416	—	—	—	—	—	—	—
	1/25/10	—	—	—	—	13,000	19,500	—	—	—	444,080[6]
	1/25/10	—	—	—	—	—	—	14,000	—	—	478,240
	1/25/10	—	—	—	—	—	—	50,000	—	—	1,708,000
	1/25/10	—	—	—	—	—	—	—	40,000	34.16	366,936
Matthew Thompson	—	—	499,252	998,504	—	—	—	—	—	—	—
	1/25/10	—	—	—	—	14,000	21,000	—	—	—	478,240[6]
	1/25/10	—	—	—	—	—	—	15,000	—	—	512,400
	1/25/10	—	—	—	—	—	—	50,000	—	—	1,708,000
	1/25/10	—	—	—	—	—	—	—	43,000	34.16	394,456
Joshua James	—	—	365,538	731,075	—	—	—	—	—	—	—
	1/25/10	—	—	—	—	13,000	19,500	—	—	—	444,080[6]
	1/25/10	—	—	—	—	—	—	14,000	—	—	478,240
	1/25/10	—	—	—	—	—	—	—	40,000	34.16	366,936

(1) These columns represent awards granted under our Executive Bonus Plan for performance in fiscal year 2010. These columns show the awards that were possible at the threshold, target and maximum levels of performance. Minimum performance under the Executive Bonus Plan could have resulted in a threshold amount equal to $0. Actual cash incentive awards earned in fiscal year 2010 by the NEOs under the Executive Bonus Plan are shown in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table."

(2) These columns represent awards granted under our 2010 Performance Share Program, which was adopted under our 2003 Plan, for performance in fiscal year 2010. These columns show the awards that were possible at the threshold, target and maximum levels of performance. The Executive Compensation Committee had full discretion not to award shares under the 2010 Performance Share Program regardless of the performance level achieved, and, as a result, the threshold amount could have equaled zero shares. Actual awards earned in fiscal year 2010 by the NEOs under this program are shown in the table "Equity Awards during Fiscal Year 2010" in the "Compensation Discussion and Analysis."

(3) This column represents awards of RSUs granted under our 2003 Plan.

(4)   This column represents awards of stock options granted under our 2003 Plan.

(5)   These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value of each equity award. For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

(6)   The grant date fair value included in this column for awards granted under our 2010 Performance Share Program is based on the target award amount listed in this table, as this amount was estimated to be the probable outcome of the performance conditions associated with these grants determined as of the grant date, excluding the effect of estimated forfeitures. See footnote 1 to the "Summary Compensation Table" for more information regarding the grant date fair value for these awards at the maximum payout levels.

Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2010 Table

The material terms of the NEOs' annual compensation, including base salaries, the Executive Bonus Plan (which is a cash plan adopted under our Master Bonus Plan), the performance share program, and the explanations of the amounts of salary, cash incentives and equity values in proportion to total compensation are described under "Compensation Discussion and Analysis" in this proxy statement. Our equity award granting practices are described below and our severance benefits are described under "Change of Control and Termination" in this proxy statement. Specifically, Mr. James's employment agreement with Adobe, negotiated to replace and amend his Omniture employment and change of control agreements as part of our acquisition of Omniture, is described under "Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement" in this proxy statement. None of our other NEOs have entered into a written employment agreement with Adobe.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2010 non-equity incentive awards were granted pursuant to the Executive Bonus Plan, with amounts earned based on the achievement of certain financial targets as well as individual performance goals. Cash incentives were fully vested when earned.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2010 performance share awards were granted in the form of stock-settled RSUs subject to the terms of our 2010 Performance Share Program. Awards earned under the 2010 Performance Share Program were determined based on the results achieved during the one-year performance period, as certified by the Executive Compensation Committee. Each NEO was granted an award for the maximum number of shares that he could earn based on the maximum achievement of the pre-established other performance goals, with the actual award earned subject to a reduction from the maximum award based on actual achievement of the other performance goals. The first ⅓ of the shares earned vested on the first anniversary of the grant date, and the remaining ⅔ of the shares earned is subject to equal annual time-based vesting over the two years after the first anniversary of the grant date.

As discussed in greater detail in "Compensation Discussion and Analysis," the NEOs' Retention RSU Awards (each an award of 50,000 RSUs for Messrs. Garrett, Lynch, Tarkoff and Thompson) vest 50% on the second anniversary of the grant date and then 25% on each of the third and fourth anniversaries of the grant date; the other RSUs vest in equal annual installments over a period of four years.

There is no purchase price associated with performance share or RSU awards.

The stock options vest in equal monthly installments over four years from the date of grant, subject to continued employment, and the exercise price was the closing market price of our common stock on the grant date.

We did not pay dividends on our common stock during fiscal year 2010.

Granting Guidelines for Equity Compensation

Adobe has adopted written guidelines setting forth our grant practices and procedures for all equity awards. Pursuant to these guidelines:

- the effective grant date for our annual equity awards granted to our employees, including the NEOs, is January 24th of each year, or the first trading day thereafter, unless another date is approved and documented by the Executive Compensation Committee;

- the effective grant date for executive officer new hire stock option awards is the next 15th day of a month following the executive officer's hire date, or the first trading day thereafter;

- the effective grant date for executive officer new hire RSU and performance share awards is the executive officer's hire date, unless the performance share program for the applicable fiscal year has not yet been adopted (in which case the performance share award and any accompanying RSU award will be granted when the program is adopted); and

- the effective grant date for non-executive officer new hire stock option, performance share and RSU awards is the 15th day of the month following the month of the employee's hire date, or the first trading day thereafter, unless the performance share program for the applicable fiscal year has not yet been adopted (in which case the performance share award and any accompanying RSU award will be granted when the program is adopted).

Because the grant dates are pre-established, the timing of the release of material nonpublic information does not affect the grant dates for equity awards, and Adobe does not time the release of material nonpublic information based on equity award grant dates.

Our Executive Compensation Committee approves all grants made to our executive officers at an in-person or telephonic meeting on or before the grant date. The Executive Compensation Committee also has the authority to approve non-executive officer stock option, performance share and RSU awards on or before the grant date. Our Board has also delegated to a Management Committee for Employee Equity Awards the authority to approve stock option, performance share and RSU awards to non-executive officer employees in accordance with the granting guidelines described above. Pursuant to its charter, the Executive Compensation Committee has the authority to establish the terms and conditions of our equity awards; therefore, the Executive Compensation Committee may make exceptions to Adobe's granting guidelines.

All stock option awards are granted with an exercise price equal to or greater than (in some instances for awards outside the United States) the fair market value of the underlying stock on the effective grant date or, in accordance with the terms of our approved equity plans, the fair market value of the underlying stock on the date prior to the effective grant date, if an award is granted on a non-trading day.

Effect of Retirement, Death and Disability on Equity Compensation Awards

The terms and conditions of our stock option and RSU awards provide that if a recipient's employment is terminated due to death or disability, the recipient will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months. In addition, our U.S. and certain other stock option agreements provide that if a recipient's employment terminates on or after age 65, the individual will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months. The terms and conditions of our performance share awards provide that if a recipient's employment is terminated due to death or disability before certification of the performance goals, the recipient will receive a pro-rated target award based on the number of months of service provided during the performance period. If a recipient's employment is terminated due to death or disability after certification of the performance goals, the recipient will receive accelerated vesting of the actual award equal to the percentage amount scheduled to vest on the next annual vesting date for each award.

Outstanding Equity Awards at 2010 Fiscal Year End

The following table sets forth information regarding outstanding equity awards as of December 3, 2010 for each NEO. All vesting is contingent upon continued employment with Adobe. Market values and payout values in this table are calculated based on the closing market price of our common stock as reported on NASDAQ on December 3, 2010, which was $29.14 per share.

Name	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Shantanu Narayen . . .	377,742	—	29.12	1/14/2012	—	—	—	—
	200,000	—	32.42	5/24/2012	—	—	—	—
	200,000	—	39.39	2/2/2013	—	—	—	—
	215,624	9,376[3]	39.69	1/24/2014	—	—	—	—
	189,833	78,167[4]	34.64	1/24/2015	—	—	—	—
	—	—	—	—	12,500[5]	364,250	—	—
	—	603,000[6]	34.64	1/24/2015	—	—	—	—
	—	—	—	—	53,320[7]	1,553,745	—	—
	—	—	—	—	64,000[8]	1,864,960	—	—
	130,761	154,539[9]	19.93	1/26/2016	—	—	—	—
	—	—	—	—	35,662[10]	1,039,191	—	—
	60,416	229,584[11]	34.16	1/25/2017	—	—	—	—
	—	—	—	—	—	—	95,000	2,768,300
	—	—	—	—	95,000[12]	2,768,300	—	—
Mark Garrett	257,811	17,189[13]	39.25	2/15/2014	—	—	—	—
	—	—	—	—	3,750[14]	109,275	—	—
	85,000	35,000[4]	34.64	1/24/2015	—	—	—	—
	—	—	—	—	24,180[7]	704,605	—	—
	58,023	68,577[9]	19.93	1/26/2016	—	—	—	—
	—	—	—	—	15,825[10]	461,141	—	—
	10,208	38,792[11]	34.16	1/25/2017	—	—	—	—
	—	—	—	—	50,000[15]	1,457,000	—	—
	—	—	—	—	—	—	16,000	466,240
	—	—	—	—	17,000[12]	495,380	—	—
Kevin Lynch	13,910	—	24.66	2/24/2015	—	—	—	—
	26,863	—	26.53	9/14/2015	—	—	—	—
	120,750	—	32.10	11/30/2015	—	—	—	—
	90,000	—	38.52	1/3/2013	—	—	—	—
	143,749	6,251[3]	39.69	1/24/2014	—	—	—	—
	85,000	35,000[4]	34.64	1/24/2015	—	—	—	—
	—	—	—	—	8,333[5]	242,824	—	—
	—	—	—	—	24,180[7]	704,605	—	—
	58,023	68,577[9]	19.93	1/26/2016	—	—	—	—
	—	—	—	—	15,825[10]	461,141	—	—
	10,208	38,792[11]	34.16	1/25/2017	—	—	—	—
	—	—	—	—	50,000[15]	1,457,000	—	—
	—	—	—	—	—	—	16,000	466,240
	—	—	—	—	17,000[12]	495,380	—	—

	Option Awards[1]				Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Robert Tarkoff	218,750	31,250[16]	41.37	5/15/2014	—	—	—	—
	—	—	—	—	3,750[17]	109,275	—	—
	66,582	27,418[4]	34.64	1/24/2015	—	—	—	—
	—	—	—	—	18,600[7]	542,004	—	—
	15,373	53,627[9]	19.93	1/26/2016	—	—	—	—
	—	—	—	—	12,375[10]	360,608	—	—
	8,332	31,668[11]	34.16	1/25/2017	—	—	—	—
	—	—	—	—	50,000[15]	1,457,000	—	—
	—	—	—	—	—	—	13,000	378,820
	—	—	—	—	14,000[12]	407,960	—	—
Matthew Thompson . .	239,582	10,418[18]	40.05	1/16/2014	—	—	—	—
	66,581	27,419[4]	34.64	1/24/2015	—	—	—	—
	—	—	—	—	3,750[5]	109,275	—	—
	—	—	—	—	18,600[7]	542,004	—	—
	45,374	53,626[9]	19.93	1/26/2016	—	—	—	—
	—	—	—	—	12,375[10]	360,608	—	—
	8,958	34,042[11]	34.16	1/25/2017	—	—	—	—
	—	—	—	—	50,000[15]	1,457,000	—	—
	—	—	—	—	—	—	14,000	407,960
	—	—	—	—	15,000[12]	437,100	—	—
Joshua James[19]	121,668	—	12.33	3/28/2016	—	—	—	—
	103,157	—	21.02	6/15/2016	—	—	—	—
	280,986	—	21.02	6/15/2016	—	—	—	—
	70,471	—	18.38	2/26/2019	—	—	—	—

---

[1] All stock option awards were granted pursuant to our 2003 Plan, except certain stock option grants to Messrs. Lynch and James. Mr. Lynch's grants for 13,910, 26,863 and 120,750 shares were made pursuant to the Macromedia, Inc. 2002 Equity Incentive Plan. Mr. James's grants were made pursuant to the Omniture, Inc. 2006 and Omniture, Inc. 1999 Equity Incentive Plans. Mr. James's other stock option awards were canceled after he resigned from Adobe in July 2010.

[2] These amounts represent the target number of shares that could have been earned under our 2010 Performance Share Program. The performance period ended at the end of fiscal year 2010, and certification was completed on January 24, 2011. The first ⅓ of the performance shares earned vested on January 25, 2011, the first anniversary of the grant date, and the remaining ⅔ of the shares earned is subject to annual time-based vesting over the two years after the grant date. Shares fully vest on January 25, 2013. See the table "Equity Awards during Fiscal Year 2010" in the "Compensation Discussion and Analysis" for actual achievement amounts. The following table represents the maximum amounts that could have been earned under the 2010 Performance Share Program:

Name	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Shantanu Narayen	142,500	4,152,450
Mark Garrett	24,000	699,360
Kevin Lynch	24,000	699,360
Robert Tarkoff	19,500	568,230
Matthew Thompson	21,000	611,940

(3) Four-year vesting in equal monthly installments. Shares fully vested on January 24, 2011.

(4) Four-year vesting in equal monthly installments. Shares fully vest on January 24, 2012.

(5) These amounts represent awards actually earned under our 2007 Performance Share Program. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vested on January 24, 2011.

(6) Four-year vesting with ⅓ vesting on the third anniversary of the grant date and ⅔ vesting on the fourth anniversary of the grant date. Shares fully vest on January 24, 2012.

(7) These amounts represent awards actually earned under our 2008 Performance Share Program. Four-year vesting with 25% vesting in fiscal year 2009 upon certification, and then 25% vesting per year on each anniversary of the grant date. Shares fully vest on January 24, 2012.

(8) RSUs granted pursuant to our 2003 Plan. Five-year vesting with 50% vesting on the fourth anniversary of the grant date and 50% vesting on the fifth anniversary of the grant date. Shares fully vest on January 24, 2013.

(9) Four-year vesting in equal monthly installments. Shares fully vest on January 26, 2013.

(10) RSUs granted pursuant to our 2003 Plan. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vest on January 26, 2013.

(11) Four-year vesting in equal monthly installments. Shares fully vest on January 25, 2014.

(12) RSUs granted pursuant to our 2003 Plan. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vest on January 25, 2014.

(13) Four-year vesting with 25% vesting on the first anniversary of the grant date and equal monthly vesting thereafter. Shares fully vested on February 15, 2011.

(14) These amounts represent awards actually earned under our 2007 Performance Share Program. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vested on February 7, 2011.

(15) RSUs granted pursuant to our 2003 Plan. Four-year vesting with 50% vesting on the second anniversary of the grant date and 25% vesting on the third and fourth anniversaries of the grant date. Shares fully vest on January 25, 2014.

(16) Four-year vesting with 25% vesting on the first anniversary of the grant date and equal monthly vesting thereafter. Shares fully vest on May 15, 2011.

(17) These amounts represent awards actually earned under our 2007 Performance Share Program. Four-year vesting with 25% vesting on each anniversary of the grant date. Shares fully vest on May 15, 2011.

(18) Four-year vesting with 25% vesting on the first anniversary of the grant date and equal monthly vesting thereafter. Shares fully vested on January 16, 2011.

(19) As a result of Mr. James's resignation of employment as of July 30, 2010, certain of his options were accelerated per the terms of his Confidential Resignation Agreement and General Release of Claims. See "Change of Control and Termination—Omniture Employment Agreement, Change of Control and Resignation Agreement" below for more information regarding Mr. James's resignation agreement.

Option Exercises and Stock Vested in Fiscal Year 2010

The following table sets forth information regarding each exercise of stock options and the vesting during fiscal year 2010 of time-based stock-settled RSUs, and performance-based stock-settled RSUs granted under our 2007 and 2008 Performance Share Programs for each of the NEOs, on an aggregate basis. The value realized on the exercise of option awards is calculated as follows (i) if the exercise involves a sale of some or all of the exercised shares, the difference between the actual price at which the exercised shares were sold and the exercise price of the options; or (ii) in all other cases, the difference between the closing market price of our common stock as reported on NASDAQ on the date of exercise and the exercise price of the options. The value realized on vesting of stock awards represents the closing market price of our common stock as reported on NASDAQ on the vesting date of the stock-settled RSUs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Shantanu Narayen	—	—	51,048	1,749,800
Mark Garrett	—	—	21,115	717,575
Kevin Lynch	—	—	25,698	881,176
Robert Tarkoff	30,000	371,788	17,175	586,187
Matthew Thompson	—	—	17,175	588,662
Joshua James	—	—	12,249	357,303

Nonqualified Deferred Compensation

Under the terms of our Deferred Compensation Plan, eligible employees, including each of the NEOs, and directors may elect to defer the receipt of a portion of cash and equity compensation they would otherwise have received when earned. Amounts deferred under the Deferred Compensation Plan are deemed invested in the investment funds selected by the participant from the same fund options as available under the Adobe 401(k) Plan, except that the individually directed brokerage account feature and the Retirement Savings Trust are not available under the Deferred Compensation Plan. Participants can make changes in the allocations of their deferred compensation among these funds in generally the same manner and on generally the same terms as our 401(k) Plan. Deferrals are adjusted for earnings and losses in the deemed investments. We do not contribute to the Deferred Compensation Plan on behalf of our employees, or match the deferrals made by participants, with the exception of situations in which an election to defer under the Deferred Compensation Plan would prevent a participant from receiving the full 401(k) company match as described in the "Compensation Discussion and Analysis—Retirement and Deferred Compensation Plan Benefits" section of this proxy statement. In those situations, we make a contribution to the Deferred Compensation Plan equal to the foregone 401(k) company match. No such contribution was made in fiscal year 2010. As a result, amounts payable under the Deferred Compensation Plan generally are entirely determined by participant contributions and fund elections.

Employee participants in the Deferred Compensation Plan may elect to contribute 1% to 75% of their base salary and 1% to 100% of other specified compensation, including commissions and bonuses. Participants may also contribute 100% per vesting tranche of their RSU and performance share awards. Participants elect the payment of benefits to begin on a specified date at least three years in the future in the form of a lump sum or annual installments of 5, 10 or 15 years. Upon termination of a participant's employment with Adobe, the participant will receive a distribution in the form of a lump sum payment. Each participant shall elect whether to keep his or her account balance in the Deferred Compensation Plan or to receive a lump sum distribution upon a change of control. In addition, if a participant experiences an unforeseeable emergency during the deferral period, the participant may petition to receive a partial or full payout from the Deferred Compensation Plan. All distributions are made in cash, except that deferred RSUs and performance shares are settled in Adobe stock.

No NEOs participated in, or had an accrued balance under, the Deferred Compensation Plan in fiscal year 2010.


Change of Control and Termination


Each of the NEOs (except Mr. James, who is no longer an employee) is eligible to receive severance benefits in the event of certain terminations of employment upon or after a change of control of Adobe, pursuant to the terms of our Executive Severance Plan or, in the case of our Chief Executive Officer, his individual Retention Agreement. Mr. Narayen would need to waive all benefits under his Retention Agreement to receive any benefits under the Executive Severance Plan.

Pursuant to the terms of our Executive Severance Plan and Mr. Narayen's Retention Agreement, a "change of control" of Adobe is generally defined as one of the following:

- a person or entity becomes the beneficial owner of Adobe securities representing 30% or more of the combined voting power of our then outstanding securities entitled to vote in the election of directors;

- during any period of two consecutive years, a majority of our directors who were nominated by a vote of at least ¾ of the directors in office at the beginning of the period cease to be directors;

- as a result of a reorganization, merger, consolidation or other corporate transaction involving Adobe, our stockholders immediately prior to the transaction do not retain ownership of more than 50% of the combined voting power of Adobe or resulting entity;

- all or substantially all of our assets are sold, liquidated or distributed; or

- a "change of control" or a "change in the effective control" of Adobe within the meaning of Section 280G of the Code occurs.

Executive Severance Plan

Pursuant to the Executive Severance Plan, if there is a qualifying change of control of Adobe, and within two years following the change of control, Messrs. Garrett, Lynch, Tarkoff or Thompson experiences a separation from service as a result of Adobe (or any successor) terminating the executive officer's employment without cause, or as a result of his disability, or if he resigns for good reason, the executive officer would be eligible to receive:

- 24 months of salary and bonus plus one month of salary and bonus per year of service up to an additional 12 months;

- COBRA premiums for the eligible executive and covered dependents until the earlier of (i) the last month in which the executive and his covered dependents are eligible for and enrolled in COBRA coverage and (ii) 24 months plus the number of years of service with Adobe (up to a maximum of 12); and

- accelerated vesting of all outstanding equity awards (to the extent credited, for performance shares).

In the event that any amount under the Executive Severance Plan would constitute an excess parachute payment within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to the affected individual. All of the benefits under the Retention Agreement are conditioned upon the executive officer signing a release of claims. The Executive Severance Plan expires on December 12, 2011, unless extended by Adobe or unless a change of control occurs prior thereto, in which case the Executive Severance Plan will terminate following the later of the date which is at least two years after the occurrence of a change of control or the payment of all severance benefits due under the Executive Severance Plan.

Chief Executive Officer Retention Agreement

Effective January 12, 1998, Adobe entered into a Retention Agreement with Mr. Narayen, which was amended effective February 11, 2008, based on his promotion to Chief Executive Officer, and on December 17, 2010 in order to clarify the manner of compliance with, or exemption from, Section 409A of the Code, in light of updates to, and interpretations of, applicable tax regulations.

Pursuant to his Retention Agreement, if there is a qualifying change of control of Adobe, and within two years following the change of control Mr. Narayen experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause, or as a result of his disability, or if he resigns for good reason, Mr. Narayen would be eligible to receive:

- 36 months of salary and bonus; and

- COBRA premiums for him and covered dependents until the earlier of (i) the last month in which the executive and his covered dependents are eligible for and enrolled in COBRA coverage and (ii) 36 months.

Upon a change of control, regardless of whether his employment is terminated, Mr. Narayen would be eligible to receive:

- accelerated vesting of all outstanding equity awards (to the extent credited, for performance shares).

In the event that any amount under Mr. Narayen's Retention Agreement would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to Mr. Narayen. All benefits provided under the Retention Agreement are conditioned upon his signing a release of claims. The Retention Agreement has no expiration date.

Performance Share Programs

Pursuant to our Performance Share Programs, in the event of a change of control prior to the certification date, there will be an automatic crediting to the NEO of a pro-rated (based on time elapsed during the performance period) target award immediately prior to the date of the change of control, but the applicable time-based service vesting requirements will continue to apply. The Executive Severance Plan and Mr. Narayen's Retention Agreement may provide for acceleration of some or all of the awards held by the NEOs, as described above.

Omniture Employment Agreement, Change of Control and Resignation Agreement

In connection with our acquisition of Omniture, we entered into an at-will employment agreement with Mr. James, Omniture's former Chief Executive Officer, on September 15, 2009. The agreement was negotiated as a replacement and amendment of Mr. James's existing employment and change of control agreements with Omniture. We agreed to employ Mr. James as a Senior Vice President with an annual base salary of $480,000 and an annual target cash incentive of 75% of his base salary, subject to the terms of our Executive Bonus Plan. Mr. James also received a grant of 500,000 stock options, 200,000 shares of which would vest and become exercisable on the second anniversary of the grant date, and the remainder of which would vest monthly thereafter and be fully vested on the fourth anniversary of the grant date; a grant of 50,000 RSUs, which would vest 25% annually over four years following the grant date; and a retention grant of 75,000 RSUs (the "Additional RSUs"), which would vest 50% annually over two years following the grant date. All equity vesting was subject to Mr. James's continued employment with us. These new equity grants were not subject to accelerated vesting under his Omniture change of control agreement, except that, in the event that he would have been entitled to accelerated vesting of his other equity granted by Omniture under his Omniture change of control agreement (even if the agreement had terminated), his Additional RSUs would immediately vest on a pro rata basis, based on the number of completed months of employment by Mr. James with Adobe.

In addition, under the employment agreement, 25% of certain outstanding Omniture stock options and restricted stock units held by Mr. James that would have vested as of the closing date of the Omniture acquisition under his pre-existing Omniture agreements would remain unvested and would instead vest and become exercisable one year after the closing date, subject to Mr. James's continued employment with Adobe. If Mr. James's employment with us ended before the one year period was complete, for any reason other than termination for cause by Adobe or termination for other than good reason by Mr. James (each as defined in the agreement), those shares would immediately vest upon his termination. In addition, Mr. James's existing change of control agreement with Omniture would remain in effect for one year after the closing date, through October 23, 2010, governing the treatment of equity issued by Omniture and assumed by Adobe, as well as his eligibility to receive severance under certain circumstances upon his termination from Adobe during this period. Under the terms of the Omniture change of control agreement, Mr. James would have been entitled to certain severance benefits in the event he resigned for good reason, was terminated from employment other than for cause, or died or became disabled (each as defined in the Omniture change of control agreement) in connection with a qualifying change of control.

Effective as of July 30, 2010, Mr. James resigned from his position with us as Senior Vice President, Omniture Business Unit. In connection with his resignation, we entered into a Confidential Resignation Agreement and General Release of Claims with Mr. James, pursuant to which he received the following in lieu of the severance benefits provided by the Omniture change of control agreement and the Adobe employment agreement (collectively, the "Severance Benefits"):

- a lump sum severance payment of $1,680,000, subject to applicable withholding;

- COBRA premiums for him and covered dependents through January 31, 2012, or such earlier date that he becomes eligible to obtain other group health insurance;

- a lump sum transition bonus of $750,000, subject to applicable withholding;

- all outstanding, unvested stock options and RSUs issued by Omniture and assumed by Adobe vested in full and became exercisable, and the expiration date of such stock options (as well as all of his other vested options issued by Omniture and assumed by Adobe, according to the provisions of his Omniture change of control agreement) became the 5th anniversary of his resignation date (July 30, 2015);

- a payment to cover excise taxes pursuant to Section 280G of the Code and the "gross up" of such taxes related to the Severance Benefits in accordance with the provisions set forth in the Omniture change of control agreement, which amount was ultimately determined to be $1,481,349; and

- coverage under Adobe's directors' and officers' liability insurance policy for former executives until July 30, 2016.

All equity issued to Mr. James upon his initial employment with Adobe and his annual equity awards made by Adobe in January 2010 were canceled. Mr. James's receipt of the Severance Benefits was subject to his execution of a general release of claims in favor of Adobe and to his continued compliance with his non-competition, no-hire, non-solicitation and other continuing agreements with Adobe. Mr. James's non-competition, no-hire and non-solicitation covenants obligate him for 24 months after his termination.

Potential Payments upon Termination and/or a Change of Control

The following table sets forth the estimated potential payments and benefits payable to each NEO in the event of a termination of employment and/or a change of control of Adobe ("COC"), as if such termination or COC event had occurred on December 3, 2010, the last day of fiscal year 2010, except that with respect to Mr. James, the actual payments and the benefits resulting from his July 30, 2010 resignation, valued as of that date, are included. The value of the stock awards is based on the closing market price of our common stock as reported on NASDAQ on December 3, 2010, which was $29.14 per share, except for Mr. James's awards, which are based on $28.72 per share, which was the closing market price of our common stock as reported on NASDAQ on July 30, 2010, the date of Mr. James's resignation. Each NEO must sign a release of claims to receive any of the benefits below except those for Death/Disability, COC Only (continued employment), or COC Only/Equity Not Assumed or Substituted.

Triggering Event[1]	Target Bonus[2] ($)	Lump Sum Severance ($)	Accelerated Stock Options[3] ($)	Accelerated Performance Awards[4] ($)	Accelerated Restricted Stock Units ($)	Cont. Health Insurance Coverage (present value)[5] ($)	Total[6] ($)
Shantanu Narayen							
Death/Disability[7]	—	—	656,903	2,063,889	1,038,477	—	3,759,269
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[8]	1,125,000	6,075,000	1,423,286	4,686,295	5,672,451	37,381	19,019,413
COC Only (continued employment)[9]	—	—	1,423,286	4,686,295	5,672,451	—	11,782,032
COC Only/Equity Not Assumed or Substituted[10]	—	—	1,423,286	4,686,295	5,672,451	—	11,782,032
Mark Garrett							
Death/Disability[7]	—	—	291,497	616,991	277,559	—	1,186,047
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[8]	550,000	2,475,000	631,576	1,280,120	2,413,521	37,381	7,387,598
COC Only (continued employment)[9]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[10]	—	—	631,576	1,280,120	2,413,521	—	4,325,217
Kevin Lynch							
Death/Disability[7]	—	—	291,497	750,540	277,559	—	1,319,596
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[8]	330,000	2,310,000	631,576	1,413,669	2,413,521	30,034	7,128,800
COC Only (continued employment)[9]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[10]	—	—	631,576	1,413,669	2,413,521	—	4,458,766
Robert Tarkoff							
Death/Disability[7]	—	—	227,948	506,550	222,193	—	956,691
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[8]	345,000	1,811,250	493,886	1,030,099	2,225,568	37,381	5,943,184
COC Only (continued employment)[9]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[10]	—	—	493,886	1,030,099	2,225,568	—	3,749,553
Matthew Thompson							
Death/Disability[7]	—	—	227,948	516,264	229,478	—	973,690
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[8]	500,000	2,250,000	493,886	1,059,239	2,254,708	36,990	6,594,823
COC Only (continued employment)[9]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[10]	—	—	493,886	1,059,239	2,254,708	—	3,807,833
Joshua James[11]							
Voluntary Termination/Involuntary Termination with Cause	—	3,911,349[12]	5,680,710	—	351,791	34,729	9,978,579

---

[1] Adobe's standard form of U.S. stock option agreement under our 2003 Plan provides for the acceleration of 12 months of vesting in the event the individual is age 65 or older upon termination of employment; however, the table does not reflect this retirement vesting because none of the NEOs is at least age 65.

⁽²⁾ This amount represents the fiscal year 2010 target annual cash incentive opportunity under the Executive Bonus Plan calculated according to its terms, based on the then-current base salary of the NEO (not the actual amount of salary earned during the fiscal year). This amount is pro-rated for the elapsed time in the current incentive period, assuming that all performance targets are met; therefore, the amount reported is 100% of the target annual cash incentive opportunity. See the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" for actual fiscal year 2010 bonuses earned by the NEOs.

⁽³⁾ This amount is calculated by aggregating the sums determined by multiplying, for each award, (i) the number of accelerated stock options, times (ii) the difference between (a) the closing price per share ($29.14) of our common stock on December 3, 2010, except for Mr. James's awards, which use the closing price per share ($28.72) on July 30, 2010, the date of Mr. James's resignation, and (b) the option exercise price per share.

⁽⁴⁾ This amount includes pro-rated shares under the 2010 Performance Share Program based on the elapsed time in the performance period; because the performance period ended on December 3, 2010, but was not yet certified, the amount reported is based on 100% of the target award amount.

⁽⁵⁾ Amounts reported represent the present value of 18 months of COBRA payments with an estimated 5% premium increase every 12 months. The present value is calculated by using 120% of the short-term applicable federal rate of 0.38%, except for Mr. James whose short-term applicable federal rate of 0.73% was based upon his departure date.

⁽⁶⁾ In accordance with the terms of the Executive Severance Plan and Mr. Narayen's Retention Agreement, all of the benefits in this table are subject to a reduction in the event the amounts payable would constitute an excess parachute payment within the meaning of Section 280G of the Code, to the extent the amounts payable do not exceed the amount which produces the greatest after-tax benefit to the NEOs. No reduction applied for any of the NEOs in the table above.

⁽⁷⁾ For an explanation of benefits to be received by our NEOs as a result of death or disability, see "Compensation Discussion and Analysis—Effect of Retirement, Death and Disability on Equity Compensation Awards" above.

⁽⁸⁾ For an explanation of benefits received by our NEOs as a result of an involuntary termination or resignation for good reason upon a COC, see "Change of Control and Termination" above.

⁽⁹⁾ Assumes that all equity awards were assumed or substituted by the hypothetical acquiring company. No benefits are payable to the NEOs pursuant to the terms of the Executive Severance Plan and there is no accelerated vesting pursuant to the terms of the applicable equity award agreements if the NEOs' employment continues after a COC; however, Mr. Narayen's Retention Agreement provides that all outstanding equity awards (to the extent credited, for performance shares) accelerate and are immediately exercisable and vested in full upon a COC, regardless of whether his employment is terminated.

⁽¹⁰⁾ Assumes that equity awards were not assumed or substituted by the hypothetical acquiring company. Pursuant to the terms of the applicable equity plans generally, any unexercised and/or unvested portions of any outstanding equity awards that are not assumed or substituted by the acquiring company are immediately exercisable and vested in full as of the date immediately prior to the effective date of the COC.

⁽¹¹⁾ Mr. James joined Adobe in connection with our acquisition of Omniture in October 2009 and resigned from his employment with us effective July 30, 2010. In accordance with SEC rules, we are only providing information with respect to payments actually received by Mr. James as a result of his departure from Adobe.

⁽¹²⁾ Total bonus paid to Mr. James comprises the following: $1,680,000 lump sum severance payment, $750,000 lump sum transition bonus, $1,481,349 lump sum payment to cover excise taxes pursuant to Section 280G of the Code and the "gross up" of such taxes related to the Severance Benefits in accordance with the provision set forth in the Omniture change of control agreement.

DIRECTOR COMPENSATION

The following table sets forth certain information with respect to compensation awarded to, paid to or earned by each of Adobe's non-employee directors during fiscal year 2010.

Name	Fees Earned or Paid in Cash[1][2][3] ($)	Stock Awards[4][5][6] ($)	Option Awards[5][7][8] ($)	Total ($)
Charles M. Geschke	100,000	201,094	—	301,094
John E. Warnock	100,000	201,094	—	301,094
Edward W. Barnholt	80,000	201,094	—	281,094
Robert K. Burgess	50,000	201,094	—	251,094
Michael R. Cannon	70,000	201,094	—	271,094
James E. Daley	97,500	—	186,705	284,205
Carol Mills	87,500	201,094	—	288,594
Daniel Rosensweig	65,000	201,094	—	266,094
Robert Sedgewick	70,000	201,094	—	271,094

[1] Director fees were paid at the end of the quarter for which services were provided.

[2] The following table provides a breakdown of the annual retainers and committee fees earned or paid in cash:

Name	Annual Board Retainers ($)	Audit Committee Fees ($)	Executive Compensation Committee Fees ($)	Nominating and Governance Committee Fees ($)	Total ($)
Dr. Geschke	100,000*	—	—	—	100,000
Dr. Warnock	100,000*	—	—	—	100,000
Mr. Barnholt	50,000	—	15,000	15,000	80,000
Mr. Burgess	50,000	—	—	—	50,000
Mr. Cannon	50,000	20,000	—	—	70,000
Mr. Daley	50,000	40,000	—	7,500	97,500
Ms. Mills	50,000	—	30,000	7,500	87,500
Mr. Rosensweig	50,000	—	15,000	—	65,000
Dr. Sedgewick	50,000	20,000	—	—	70,000

* Includes $50,000 annual Board member fee and $50,000 annual Board Chair fee.

[3] Messrs. Cannon and Daley each deferred all cash fees pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see "Deferred Compensation Plan" below.

[4] These amounts do not reflect the actual economic value realized by the director for these awards. In accordance with SEC rules, this column reflects awards of 5,946 RSUs for each director as noted in the table in fiscal year 2010 with a grant date fair value of $33.82 per share, disregarding estimates of forfeitures related to service-based vesting conditions. For the assumptions and methodology used to calculate these amounts, please see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 Annual Report on Form 10-K and the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

[5] On April 10, 2010, each non-employee director received a grant of stock options, RSUs or a 50% combination of each (as elected by each director in his or her discretion prior to the end of the

previous fiscal year), per the terms of the Board's Non-Employee Director Compensation Policy, as described below.

(6) At 2010 fiscal year end, each non-employee director held the following aggregate number of unvested RSUs:

Name	Aggregate Shares Subject to Unvested RSUs (#)
Dr. Geschke	5,946
Dr. Warnock	5,946
Mr. Barnholt	5,946
Mr. Burgess	5,946
Mr. Cannon	5,946
Mr. Daley	—
Ms. Mills	5,946
Mr. Rosensweig	16,098
Dr. Sedgewick	5,946

(7) These amounts do not reflect the actual economic value realized by the director for these awards. In accordance with SEC rules, this column reflects an award of 17,840 stock options in fiscal year 2010 with a grant date fair value of $10.47 per share, pursuant to the 2003 Plan, in accordance with applicable accounting guidance related to stock-based compensation, disregarding estimates of forfeitures related to service-based vesting conditions. For the methodology of how this amount is calculated, please see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2010 and 2009 Annual Reports on Form 10-K and the Notes to Consolidated Financial Statements at Note 13, "Stock-based Compensation."

(8) At 2010 fiscal year end, each non-employee director held stock options, including vested and unvested options, to purchase the following aggregate number of shares of our common stock:

Name	Aggregate Shares Subject to Outstanding Options (#)
Dr. Geschke	156,887
Dr. Warnock	270,942
Mr. Barnholt	131,887
Mr. Burgess	131,887
Mr. Cannon	110,000
Mr. Daley	254,727
Ms. Mills	90,942
Mr. Rosensweig	—
Dr. Sedgewick	190,942

Compensation Philosophy

The general policy of our Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation to reward directors for a year of service in fulfilling their oversight responsibilities. Adobe does not compensate its management director (our Chief Executive Officer) for Board service in addition to his regular employee compensation. Each year, the Executive Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes, if any, to the Board. The Executive Compensation Committee considers advice from Compensia, when appropriate. Our Board reviews the Executive Compensation Committee's recommendations and then determines the amount of director compensation.

Fees Earned or Paid in Cash

In fiscal year 2010, each non-employee director received an annual retainer of $50,000 (in addition, each Chairman of the Board received a Board Chair fee of $50,000) plus committee fees for each committee on which he or she served, as follows:

Committee	Chair ($)	Members ($)
Audit	40,000	20,000
Executive Compensation	30,000	15,000
Nominating and Governance	15,000	7,500

Our Board retained the same levels of cash compensation for fiscal year 2011, except that the annual Board retainer was increased to $60,000.

Equity Awards

Our Board approved a 2010 Non-Employee Director Compensation Policy, effective November 28, 2009, which includes equity award grants to non-employee directors as follows:

• an initial grant of RSUs in an amount valued (based on the estimated value on the grant date) at $450,000 that is converted into a number of RSUs based on the average closing market price over the 30 calendar days ending the day prior to the grant date. The award vests 50% each year on the anniversary of the grant date over a two-year period. Directors receiving an initial grant will not be eligible to receive an annual grant until the second annual meeting of stockholders after joining the Board; directors who first join our Board upon being elected at an annual meeting of stockholders will receive the initial award and will also receive an annual award at the next annual meeting; and

• an annual grant of stock options, RSUs or a 50% combination of each (to be elected by each director in his or her discretion in the previous fiscal year), which vests 100% on the day immediately preceding our next annual meeting of stockholders. The annual award is valued at $210,000 (based on the estimated value on the date of grant), and is converted into a number of RSUs based on the average closing market price over the 30 calendar days ending the day prior to the grant date. If the director elects to receive the annual award partially or entirely in the form of stock options, the RSU award amount (either 50% or 100%, depending on the mix the director previously elected) is multiplied by three to determine the number of stock options.

Our Board retained the same equity compensation for fiscal year 2011, except that the value of the annual award was increased to $240,000.

All outstanding stock options granted to non-employee directors before November 28, 2008 vest and are exercisable at a rate of 25% on the day immediately preceding our annual stockholder meeting over a four-year period.

Non-employee directors may only exercise the stock options once they vest. Stock options are generally exercisable until not later than three months after termination of director status (except in the case of termination due to death or disability), but that period is extended for non-employee directors with at least four years of Board service to Adobe, to one year following termination of director status or the expiration date of the stock option, if earlier. If a non-employee director's service terminates due to death or disability, the director will be given credit for an additional 12 months of service for the vesting of both stock options and RSUs.

In the event of a change of control, any unvested portion of a non-employee director option shall become fully vested and exercisable 30 days prior to the transaction resulting in a change of control. If the stock option is not assumed or substituted by the acquiring company, it will terminate to the extent it is not exercised on or before the date of such a transaction. Any unvested portion of RSUs will become vested in full immediately prior to the effective date of a change of control.

In light of the pending retirement of Ms. Mills, who announced on January 14, 2011 that she would not be standing for re-election to the Board at the 2011 Annual Meeting of Stockholders, our Board has elected to accelerate all of her outstanding unvested stock options as of her last day of service (6,250 shares from the stock option granted in 2008) in recognition of her service to Adobe.

Deferred Compensation Plan

Our Deferred Compensation Plan allows non-employee directors to defer from 5% up to 100% of their cash compensation, which amounts are deemed invested in the investment funds selected by the director from the same fund options as generally available in Adobe's 401(k) Plan (other than the individual direct brokerage account and Retirement Savings Trust). Participants may also contribute 100% per vesting tranche of their RSU awards. Deferred Compensation Plan participants must elect irrevocably to receive the deferred funds on a specified date at least three years in the future in the form of a lump sum or annual installments over 5, 10 or 15 years. Messrs. Cannon and Daley participated in the Deferred Compensation Plan with respect to 100% of their respective retainers and committee fees for their services in fiscal year 2010. See "Executive Compensation—Nonqualified Deferred Compensation" in this proxy statement for more information regarding our Deferred Compensation Plan.

Expenses

We reimburse our directors for their travel and related expenses in connection with attending Board and committee meetings, as well as costs and expenses incurred in attending director education programs and other Adobe-related seminars and conferences.

Other Benefits

Non-employee directors are offered an opportunity to purchase certain Adobe health, dental, and vision insurance while serving as a Board member. Participating directors pay 100% of their own insurance premiums.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for members of our Board. Under these guidelines, each non-employee director should hold 25% of the net shares acquired from Adobe until the total number of shares held by such non-employee director equals or exceeds 6,000 shares (increased from 5,000 shares effective October 8, 2010). Once achieved, this 6,000 share guideline should be maintained going forward. An "acquired share" includes shares of vested restricted stock, RSUs, performance shares, performance units and shares issued upon the exercise of vested options. "Net shares acquired" means acquired shares remaining after deducting acquired shares sold to cover the exercise price and withheld for taxes. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned, shares acquired through the ESPP, vested restricted stock, vested RSUs, and shares issued upon the exercise of vested options, as well as vested performance shares or performance units deferred into our Deferred Compensation Plan. As of December 3, 2010, each of our non-employee directors was in compliance with these guidelines.

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

The members of our Executive Compensation Committee for fiscal year 2010 were Ms. Mills and Messrs. Barnholt and Rosensweig. There are no members of our Executive Compensation Committee who were officers or employees of Adobe or any of our subsidiaries during fiscal year 2010. No members were formerly officers of Adobe or had any relationship otherwise requiring disclosure hereunder. During fiscal year 2010, no interlocking relationships existed between any of our executive officers or members of our Board or Executive Compensation Committee, on the one hand, and the executive officers or members of the board of directors or compensation committee of any other entity, on the other hand.

TRANSACTIONS WITH RELATED PERSONS

Review, Approval or Ratification of Transactions with Related Persons

Adobe's Code of Business Conduct requires that all employees and directors avoid conflicts of interests that interfere with the performance of their duties or are not in the best interests of Adobe.

In addition, pursuant to its written charter, the Nominating and Governance Committee considers and approves or disapproves any related person transaction as defined under Item 404 of Regulation S-K promulgated by the SEC, after examining each such transaction for potential conflicts of interest and other improprieties. The Nominating and Governance Committee has not adopted any specific written procedures for conducting such reviews and considers each transaction in light of the specific facts and circumstances presented.

Transactions with Related Persons

Since the beginning of fiscal year 2010, there have not been any transactions, nor are there any currently proposed transactions, in which Adobe was or is to be a participant, the amount involved exceeded $120,000, and any related person had or will have a material direct or indirect interest.

HOUSEHOLDING OF PROXY MATERIALS

We have adopted a procedure approved by the SEC known as "householding." This procedure allows multiple stockholders residing at the same address the convenience of receiving a single copy of our Notice, 2010 Annual Report and proxy materials, as applicable, unless we have received contrary instructions from one or more of the stockholders. This allows us to save money by reducing the number of documents we must print and mail, and helps reduce the environmental impact as well.

Householding is available to both registered stockholders and beneficial owners of shares held in street name.

Registered Stockholders

If you are a registered stockholder and have consented to our mailing of proxy materials and other stockholder information to only one account in your household, as identified by you, we will deliver or mail a single copy of our Notice, 2010 Annual Report and proxy materials, as applicable, for all registered stockholders residing at the same address. Your consent will be perpetual unless you revoke it, which you may do at any time by contacting Broadridge Financial Solutions, Inc., either by calling 1-800-542-1061 (toll free), or by writing to Broadridge, Householding Department, 51 Mercedes Way , Edgewood, NY 11717. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. If you received a householded mailing this year, and you would like to receive additional copies of our Notice, 2010

Annual Report and proxy materials, as applicable, mailed to you, please submit your request to Broadridge who will promptly deliver the requested copies.

Registered stockholders who have not consented to householding will continue to receive copies of our Notice, Annual Reports and proxy materials, as applicable, for each registered stockholder residing at the same address. As a registered stockholder, you may elect to participate in householding and receive only a single copy of annual reports or proxy statements for all registered stockholders residing at the same address by contacting Broadridge as outlined above.

Street Name Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding or revoke their consent to participate in householding by contacting their respective brokers.

ANNUAL REPORT

Accompanying this proxy statement is our Annual Report on Form 10-K for the fiscal year ended December 3, 2010. The 2010 Annual Report contains audited financial statements covering our fiscal years ended December 3, 2010, November 27, 2009 and November 28, 2008. Copies of our Annual Report on Form 10-K for the fiscal year ended December 3, 2010, as filed with the SEC, are available free of charge on our website at www.adobe.com/aboutadobe/invrelations or you can request a copy free of charge by calling 408-536-4700 or sending an email to adobe@kpcorp.com. Please include your contact information with the request.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON APRIL 21, 2011

This proxy statement and our 2010 Annual Report on Form 10-K for the fiscal year ended December 3, 2010, as filed with the SEC, are available at http://materials.proxyvote.com/00724F.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting to be held in 2012, we must receive the proposal at our principal executive offices, addressed to the Secretary, no later than November 11, 2011. In addition, a stockholder proposal that is not intended for inclusion in our proxy statement under Rule 14a-8 may be brought before the 2012 annual meeting so long as we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Secretary at our principal executive offices, not later than November 11, 2011 nor earlier than October 12, 2011.



Karen Cottle
Senior Vice President, General Counsel & Secretary

March 10, 2011
San Jose, California

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
ADOBE SYSTEMS INCORPORATED

(a Delaware corporation)

ADOBE SYSTEMS INCORPORATED, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of this corporation is Adobe Systems Incorporated.

SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on May 9, 1997, and the original name of the corporation was Adobe Systems (Delaware) Incorporated.

THIRD: The Board of Directors of the corporation, acting in accordance with Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Section 2 of Paragraph A of Article V of the Restated Certificate of Incorporation of the corporation to read in its entirety as follows:

"(2)   Subject to the other provisions of this paragraph, the Board of Directors is and shall remain divided into two classes until the 2013 Annual Meeting of Stockholders, with the directors in each class serving for a term expiring at the second annual meeting of stockholders held after their election. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the terms of the members of the Board of Directors shall initially be as follows: (i) at the 2012 Annual Meeting of Stockholders, the directors whose terms expire at that meeting or such directors' successors shall be elected to hold office for a term expiring at the 2013 Annual Meeting of Stockholders; and (ii) at the 2013 Annual Meeting of Stockholders and at each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a term expiring at the next annual meeting of stockholders. The classification of the Board of Directors shall terminate at the 2013 Annual Meeting of Stockholders and all directors shall be elected in accordance with clause (ii) above.

Notwithstanding the foregoing provisions of this Article, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director."

FOURTH: Thereafter pursuant to a resolution of the Board of Directors this Certificate of Amendment was submitted to the stockholders of the corporation for their approval, and was duly adopted in accordance with the provisions of the corporation's Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, ADOBE SYSTEMS INCORPORATED has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer and attested to by its Secretary in San Jose, California this   day of   , 2011.

_____

Shantanu Narayen
President and Chief Executive Officer

ATTEST:

_____

Karen O. Cottle
Senior Vice President, General Counsel and Secretary

ADOBE SYSTEMS INCORPORATED
1997 EMPLOYEE STOCK PURCHASE PLAN
(as amended through February 16, 2011)

1. **Purpose and Term of Plan.**

1.1 ***Purpose.*** The purpose of the Adobe Systems Incorporated 1997 Employee Stock Purchase Plan (the "Plan") is to provide Eligible Employees of the Participating Company Group with an opportunity to acquire a proprietary interest in the Company through the purchase of Stock. The Company intends that the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments or replacements of such section), and the Plan shall be so construed.

1.2 ***Term of Plan.*** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued.

2. **Definitions and Construction.**

2.1 ***Definitions.*** Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) "**Board**" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" also means such Committee(s).

(b) "**Code**" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(c) "**Committee**" means a committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

(d) "**Company**" means Adobe Systems Incorporated, a Delaware corporation, or any successor corporation thereto.

(e) "**Compensation**" means, with respect to any Offering Period, base wages or salary, overtime, bonuses, commissions, shift differentials, payments for paid time off, payments in lieu of notice, and compensation deferred under any program or plan, including, without limitation, pursuant to Section 401(k) or Section 125 of the Code. Compensation shall be limited to amounts actually payable in cash or deferred during the Offering Period.

Compensation shall not include moving allowances, payments pursuant to a severance agreement, termination pay, relocation payments, sign-on bonuses, any amounts directly or indirectly paid pursuant to the Plan or any other stock purchase or stock option plan, or any other compensation not included above.

(f) "**Eligible Employee**" means an Employee who meets the requirements set forth in Section 5 for eligibility to participate in the Plan.

(g) "**Employee**" means a person treated as an employee of a Participating Company for purposes of Section 423 of the Code. A Participant shall be deemed to have ceased to be an Employee either upon an actual termination of employment or upon the corporation employing the Participant ceasing to be a Participating Company. For purposes of the Plan, an individual shall not be deemed to have ceased to be an Employee while such individual is on a bona fide leave of absence approved by the Company of ninety (90) days or less. In the event an individual's leave of absence exceeds ninety (90) days, the individual shall be deemed to have ceased to be an Employee on the ninety-first (91st) day of such leave unless the individual's right to reemployment with the Participating Company Group is guaranteed either by statute or by contract. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. All such determinations by the Company shall be, for purposes of an individual's participation in or other rights under the Plan as of the time of the Company's determination, final, binding and conclusive, notwithstanding that the Company or any governmental agency subsequently makes a contrary determination.

(h) "**Fair Market Value**" means, as of any date, if there is then a public market for the Stock, the closing sale price of a share of Stock (or the mean of the closing bid and asked prices if the Stock is so quoted instead) as quoted on the Nasdaq Global Select Market, the Nasdaq Small-Cap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its sole discretion. If there is then no public market for the Stock, the Fair Market Value on any relevant date shall be as determined by the Board without regard to any restriction other than a restriction which, by its terms, will never lapse.

(i) "**Offering**" means an offering of Stock as provided in Section 6.

(j) "**Offering Date**" means, for any Offering Period, the first day of such Offering Period.

(k) "**Offering Period**" means a period established in accordance with Section 6.1.

(l) "**Parent Corporation**" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

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(m) "**Participant**" means an Eligible Employee who has become a participant in an Offering Period in accordance with Section 7 and remains a participant in accordance with the Plan.

(n) "**Participating Company**" means the Company or any Parent Corporation or Subsidiary Corporation designated by the Board as a corporation the Employees of which may, if Eligible Employees, participate in the Plan. The Board shall have the sole and absolute discretion to determine from time to time which Parent Corporations or Subsidiary Corporations shall be Participating Companies.

(o) "**Participating Company Group**" means, at any point in time, the Company and all other corporations collectively which are then Participating Companies.

(p) "**Purchase Date**" means, for any Purchase Period, the last day of such period.

(q) "**Purchase Period**" means a period established in accordance with Section 6.2.

(r) "**Purchase Price**" means the price at which a share of Stock may be purchased under the Plan, as determined in accordance with Section 9.

(s) "**Purchase Right**" means an option granted to a Participant pursuant to the Plan to purchase such shares of Stock as provided in Section 8, which the Participant may or may not exercise during the Offering Period in which such option is outstanding. Such option arises from the right of a Participant to withdraw any accumulated payroll deductions of the Participant not previously applied to the purchase of Stock under the Plan and to terminate participation in the Plan at any time during an Offering Period.

(t) "**Stock**" means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2.

(u) "**Subscription Agreement**" means a written agreement in such form as specified by the Company, stating an Employee's election to participate in the Plan and authorizing payroll deductions under the Plan from the Employee's Compensation.

(v) "**Subscription Date**" means the last business day prior to the Offering Date of an Offering Period or such earlier date as the Company shall establish.

(w) "**Subsidiary Corporation**" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

2.2 *Construction.* Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. **<u>Administration.</u>**

3.1 ***Administration by the Board.*** The Plan shall be administered by the Board, including any duly appointed Committee of the Board. All questions of interpretation of the Plan, of any form of agreement or other document employed by the Company in the administration of the Plan, or of any Purchase Right shall be determined by the Board and shall be final and binding upon all persons having an interest in the Plan or the Purchase Right. Subject to the provisions of the Plan, the Board shall determine all of the relevant terms and conditions of Purchase Rights granted pursuant to the Plan; provided, however, that all Participants granted Purchase Rights pursuant to the Plan shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code to the extent required by applicable law. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2 ***Authority of Officers.*** Any officer of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3 ***Policies and Procedures Established by the Company.*** The Company may, from time to time, consistent with the Plan and the requirements of Section 423 of the Code, establish, change or terminate such rules, guidelines, policies, procedures, limitations, or adjustments as deemed advisable by the Company, in its sole discretion, for the proper administration of the Plan, including, without limitation, (a) a minimum payroll deduction amount required for participation in an Offering, (b) a limitation on the frequency or number of changes permitted in the rate of payroll deduction during an Offering, (c) an exchange ratio applicable to amounts withheld in a currency other than United States dollars, (d) a payroll deduction greater than or less than the amount designated by a Participant, or the acceptance by the Company of a direct payment from a Participant, in order to adjust for the Company's delay or mistake in processing a Subscription Agreement or in otherwise effecting a Participant's election under the Plan or as advisable to comply with the requirements of Section 423 of the Code, and (e) determination of the date and manner by which the Fair Market Value of a share of Stock is determined for purposes of administration of the Plan.

4. **<u>Shares Subject to Plan.</u>**

4.1 ***Maximum Number of Shares Issuable.*** Subject to adjustment as provided in Section 4.2, and effective upon approval by the stockholders of the Company, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be ninety-three million (93,000,000) and shall consist of authorized but unissued or reacquired shares of Stock, or any combination thereof. If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of such Purchase Right shall again be available for issuance under the Plan.

4.2 ***Adjustments for Changes in Capital Structure.*** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, or in the event of any merger (including a merger effected for the purpose of changing the Company's domicile), sale of assets or other reorganization in which the Company is a party, appropriate adjustments shall be made in the number and class of shares subject to the Plan and each Purchase Right and in the Purchase Price. If a majority of the

4

shares which are of the same class as the shares that are subject to outstanding Purchase Rights are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "**New Shares**"), the Board may unilaterally amend the outstanding Purchase Rights to provide that such Purchase Rights are exercisable for New Shares. In the event of any such amendment, the number of shares subject to, and the Purchase Price of, the outstanding Purchase Rights shall be adjusted in a fair and equitable manner, as determined by the Board, in its sole discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the Purchase Price be decreased to an amount less than the par value, if any, of the stock subject to the Purchase Right. The adjustments determined by the Board pursuant to this Section 4.2 shall be final, binding and conclusive.

5. **Eligibility.**

5.1 *Employees Eligible to Participate.* Each Employee of a Participating Company is eligible to participate in the Plan and shall be deemed an Eligible Employee, except the following:

(a) Any Employee who is customarily employed by the Participating Company Group for less than twenty (20) hours per week; or

(b) Any Employee who is customarily employed by the Participating Company Group for not more than five (5) months in any calendar year;

provided, however, that Employees of a Participating Company may be Eligible Employees even if their customary employment is less than twenty (20) hours per week and/or five (5) months per calendar year, to the extent required by local law.

5.2 *Exclusion of Certain Stockholders.* Notwithstanding any provision of the Plan to the contrary, no Employee shall be granted a Purchase Right under the Plan if, immediately after such grant, such Employee would own or hold options to purchase stock of the Company or of any Parent Corporation or Subsidiary Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation, as determined in accordance with Section 423(b)(3) of the Code. For purposes of this Section 5.2, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of such Employee.

6. **Offerings.**

6.1 *Offering Periods.* Except as otherwise set forth below, the Plan shall be implemented by Offerings of approximately twenty-four (24) months duration or such other duration as the Board shall determine. Offering Periods shall commence on or about January 1 and July 1 of each year and end on or about the second December 31 and June 30, respectively, occurring thereafter. Notwithstanding the foregoing, the Board may establish a different duration for one or more future Offering Periods or different commencing or ending dates for such Offering Periods; provided, however, that no Offering Period may have a duration exceeding twenty-seven (27) months. If the first or last day of an Offering Period is not a day on which the national securities exchanges or Nasdaq Global Select Market are open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Offering Period.

5

6.2 ***Purchase Periods.*** Each Offering Period shall consist of four (4) consecutive Purchase Periods of approximately six (6) months duration, or such other number or duration as the Board shall determine. A Purchase Period commencing on or about January 1 shall end on or about the next June 30. A Purchase Period commencing on or about July 1 shall end on or about the next December 31. Notwithstanding the foregoing, the Board may establish a different duration for one or more future Purchase Periods or different commencing or ending dates for such Purchase Periods. If the first or last day of a Purchase Period is not a day on which the national securities exchanges or Nasdaq Global Select Market are open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Purchase Period.

7. **Participation in the Plan.**

7.1 ***Initial Participation.*** An Eligible Employee may become a Participant in an Offering Period by delivering a properly completed Subscription Agreement to the office designated by the Company not later than the close of business for such office on the Subscription Date established by the Company for such Offering Period. An Eligible Employee who does not deliver a properly completed Subscription Agreement to the Company's designated office on or before the Subscription Date for an Offering Period shall not participate in the Plan for that Offering Period or for any subsequent Offering Period unless such Eligible Employee subsequently delivers a properly completed Subscription Agreement to the appropriate office of the Company on or before the Subscription Date for such subsequent Offering Period. An Employee who becomes an Eligible Employee on or after the Offering Date of an Offering Period shall not be eligible to participate in such Offering Period but may participate in any subsequent Offering Period provided such Employee is still an Eligible Employee as of the Offering Date of such subsequent Offering Period.

7.2 ***Continued Participation.*** A Participant shall automatically participate in the next Offering Period commencing immediately after the final Purchase Date of each Offering Period in which the Participant participates provided that such Participant remains an Eligible Employee on the Offering Date of the new Offering Period and has not either (a) withdrawn from the Plan pursuant to Section 12.1 or (b) terminated employment as provided in Section 13. A Participant who may automatically participate in a subsequent Offering Period, as provided in this Section 7.2, is not required to deliver any additional Subscription Agreement for the subsequent Offering Period in order to continue participation in the Plan. However, a Participant may deliver a new Subscription Agreement for a subsequent Offering Period in accordance with the procedures set forth in Section 7.1 if the Participant desires to change any of the elections contained in the Participant's then effective Subscription Agreement. Eligible Employees may not participate simultaneously in more than one Offering.

8. **Right to Purchase Shares.**

8.1 ***Grant of Purchase Right.*** Except as set forth below, on the Offering Date of each Offering Period, each Participant in such Offering Period shall be granted automatically a Purchase Right consisting of an option to purchase five thousand (5,000) shares of Stock. No Purchase Right shall be granted on an Offering Date to any person who is not, on such Offering Date, an Eligible Employee.

8.2 ***Pro Rata Adjustment of Purchase Right.*** Notwithstanding the provisions of Section 8.1, and except as otherwise provided in Section 14.2, if the Board establishes an Offering Period of less than twenty-three and one-half (23½) months or more than twenty-four and one-half

(24½) months in duration, the number of whole shares of Stock subject to a Purchase Right shall be determined by multiplying 208.33 shares by the number of months (rounded to the nearest whole month) in the Offering Period and disregarding any resulting fractional share.

8.3 ***Calendar Year Purchase Limitation.*** Notwithstanding any provision of the Plan to the contrary, no Purchase Right shall entitle a Participant to purchase shares of Stock under the Plan at a rate which, when aggregated with such Participant's rights to purchase shares under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code, exceeds Twenty-Five Thousand Dollars ($25,000) in Fair Market Value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such Purchase Right has been outstanding at any time. For purposes of the preceding sentence, the Fair Market Value of shares purchased during a given Offering Period shall be determined as of the Offering Date for such Offering Period. The limitation described in this Section 8.3 shall be applied in conformance with applicable regulations under Section 423(b)(8) of the Code.

9. **Purchase Price.** The Purchase Price at which each share of Stock may be acquired in an Offering Period upon the exercise of all or any portion of a Purchase Right shall be established by the Board; provided, however, that the Purchase Price shall not be less than eighty-five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period or (b) the Fair Market Value of a share of Stock on the Purchase Date. Unless otherwise provided by the Board prior to the commencement of an Offering Period, the Purchase Price for that Offering Period shall be eighty-five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period, or (b) the Fair Market Value of a share of Stock on the Purchase Date.

10. **Accumulation of Purchase Price through Payroll Deduction.** Shares of Stock acquired pursuant to the exercise of all or any portion of a Purchase Right may be paid for only by means of payroll deductions from the Participant's Compensation accumulated during the Offering Period for which such Purchase Right was granted, subject to the following:

10.1 ***Amount of Payroll Deductions.*** Except as otherwise provided herein, the amount to be deducted under the Plan from a Participant's Compensation on each payday during an Offering Period shall be determined by the Participant's Subscription Agreement. The Subscription Agreement shall set forth the percentage of the Participant's Compensation to be deducted on each payday during an Offering Period in whole percentages of not less than one percent (1%) (except as a result of an election pursuant to Section 10.3 to stop payroll deductions made effective following the first payday during an Offering) or more than twenty-five percent (25%). Notwithstanding the foregoing, the Board may change the limits on payroll deductions effective as of any future Offering Date.

10.2 ***Commencement of Payroll Deductions.*** Payroll deductions shall commence on the first payday following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided herein.

10.3 ***Election to Change or Stop Payroll Deductions.*** Subject to any limitations imposed by the Board prior to the commencement of an Offering Period, during an Offering Period, a Participant may elect to increase or decrease the rate of or to stop deductions from his or her Compensation by delivering to the Company's designated office an amended Subscription

Agreement authorizing such change on or before the "Change Notice Date." The "**Change Notice Date**" shall be a date prior to the beginning of the first pay period for which such election is to be effective as established by the Company from time to time and announced to the Participants. A Participant who elects to decrease the rate of his or her payroll deductions to zero percent (0%) shall nevertheless remain a Participant in the current Offering Period unless such Participant withdraws from the Plan as provided in Section 12.1. Until otherwise provided by the Board, for all Offering Periods that commence on or after January 1, 2008, a Participant may only elect to decrease the rate of, or to stop, deductions from his or her Compensation during any on-going Offering Period, and may only increase his or her rate of deductions as to future Offering Periods; except however, that any increase to a Participant's election approved by the Company as a result of the Company's delay or mistake in processing a Subscription Agreement or in otherwise effecting a Participant's election under the Plan shall not be subject to these increase limitations.

10.4 *Participant Accounts.* Individual bookkeeping accounts shall be maintained for each Participant. All payroll deductions from a Participant's Compensation shall be credited to such Participant's Plan account and shall be deposited with the general funds of the Company. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose.

10.5 *No Interest Paid.* Interest shall not be paid on sums deducted from a Participant's Compensation pursuant to the Plan.

10.6 *Administrative Errors*. Notwithstanding the above, in the case of an administrative error by the Company, the Company may choose to accept a direct payment from a Participant in order to adjust for the Company's delay or mistake in processing a Subscription Agreement or in otherwise effecting a Participant's election under the Plan or as advisable to comply with the requirements of Section 423 of the Code.

11. **Purchase of Shares.**

11.1 *Exercise of Purchase Right.* On each Purchase Date of an Offering Period, each Participant who has not withdrawn from the Plan and whose participation in the Offering has not terminated before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant's Purchase Right the number of whole shares of Stock determined by dividing (a) the total amount of the Participant's payroll deductions accumulated in the Participant's Plan account during the Offering Period and not previously applied toward the purchase of Stock by (b) the Purchase Price. However, in no event shall the number of shares purchased by the Participant during an Offering Period exceed the number of shares subject to the Participant's Purchase Right. No shares of Stock shall be purchased on a Purchase Date on behalf of a Participant whose participation in the Offering or the Plan has terminated before such Purchase Date.

11.2 *Pro Rata Allocation of Shares.* In the event that the number of shares of Stock which might be purchased by all Participants in the Plan on a Purchase Date exceeds the number of shares of Stock available in the Plan as provided in Section 4.1, the Company shall make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Company shall determine to be equitable. Any fractional share resulting from such pro rata allocation to any Participant shall be disregarded.

11.3 ***Delivery of Certificates.*** As soon as practicable after each Purchase Date, the Company shall arrange the delivery to each Participant, as appropriate, of a certificate representing the shares acquired by the Participant on such Purchase Date; provided that the Company may deliver such shares to a broker that holds such shares in street name for the benefit of the Participant. Shares to be delivered to a Participant under the Plan shall be registered in the name of the Participant, or, if requested by the Participant, in the name of the Participant and his or her spouse, or, if applicable, in the names of the heirs of the Participant. Notwithstanding the foregoing, to the extent permitted by applicable law and the Company's governing documents, the Company may refrain from issuing paper certificates and may instead cause the issuance of the shares to the Participant under this Plan to be recorded electronically on the books of the Company, the applicable transfer agent and/or broker, as applicable.

11.4 ***Return of Cash Balance.*** Any cash balance remaining in a Participant's Plan account following any Purchase Date shall be refunded to the Participant as soon as practicable after such Purchase Date. However, if the cash to be returned to a Participant pursuant to the preceding sentence is an amount less than the amount that would have been necessary to purchase an additional whole share of Stock on such Purchase Date, the Company may retain such amount in the Participant's Plan account to be applied toward the purchase of shares of Stock in the subsequent Purchase Period or Offering Period, as the case may be.

11.5 ***Tax and Withholding.*** At the time a Participant's Purchase Right is exercised, in whole or in part, or at the time a Participant disposes of some or all of the shares of Stock he or she acquires under the Plan, the Participant shall make adequate provision for the foreign, federal, state and local tax and withholding obligations of the Participating Company Group, if any, which arise upon exercise of the Purchase Right or upon such disposition of shares, respectively. For the avoidance of doubt, any tax arising from the exercise of the Purchase Right or upon the disposition of shares, whether initially payable by the Participant or the Participating Company Group (each a "Stock Tax"), shall be paid by the Participant. Without limitation to the foregoing, any Indian Fringe Benefit Tax due as a result of a Participant exercising a Purchase Right shall be deemed a Stock Tax. The Participating Company Group may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary to satisfy any Stock Tax and/or withholding obligations. If the Participant's compensation is not sufficient to meet the Stock Tax and/or withholding obligation, the Participating Group Company shall be under no obligation to deliver the Shares until the Participant has made adequate provisions for payment of the Stock Tax and/or withholding obligations.

11.6 ***Expiration of Purchase Right.*** Any portion of a Participant's Purchase Right remaining unexercised after the end of the Offering Period to which the Purchase Right relates shall expire immediately upon the end of the Offering Period.

11.7 ***Reports to Participants.*** Each Participant who has exercised all or part of his or her Purchase Right shall receive, as soon as practicable after the Purchase Date, a report of such Participant's Plan account setting forth the total payroll deductions accumulated prior to such exercise, the number of shares of Stock purchased, the Purchase Price for such shares, the date of purchase and the cash balance, if any, remaining immediately after such purchase that is to be refunded or retained in the Participant's Plan account pursuant to Section 11.4. The report required by this Section may be delivered in such form and by such means, including by electronic transmission, as the Company may determine.

12. **Withdrawal from Offering or Plan.**

12.1 *Voluntary Withdrawal from the Plan.* A Participant may withdraw from the Plan by signing and delivering to the Company's designated office a written notice of withdrawal on a form provided by the Company for such purpose. Such withdrawal may be elected at any time prior to the end of an Offering Period; provided, however, if a Participant withdraws from the Plan after the Purchase Date of a Purchase Period, the withdrawal shall not affect shares of Stock acquired by the Participant on such Purchase Date. A Participant who voluntarily withdraws from the Plan is prohibited from resuming participation in the Plan in the same Offering from which he or she withdrew, but may participate in any subsequent Offering by again satisfying the requirements of Sections 5 and 7.1. The Company may impose, from time to time, a requirement that the notice of withdrawal from the Plan be on file with the Company's designated office for a reasonable period prior to the effectiveness of the Participant's withdrawal.

12.2 *Automatic Withdrawal From an Offering.* If the Fair Market Value of a share of Stock on a Purchase Date other than the final Purchase Date of an Offering is less than the Fair Market Value of a share of Stock on the Offering Date of the Offering, then every Participant automatically shall be (a) withdrawn from such Offering at the close of such Purchase Date and after the acquisition of shares of Stock for the Purchase Period and (b) enrolled in the Offering commencing on the first business day subsequent to such Purchase Date.

12.3 *Return of Payroll Deductions.* Upon a Participant's voluntary withdrawal from the Plan pursuant to Sections 12.1 or automatic withdrawal from an Offering pursuant to Section 12.2, the Participant's accumulated payroll deductions which have not been applied toward the purchase of shares of Stock (except, in the case of an automatic withdrawal pursuant to Section 12.2, for an amount necessary to purchase an additional whole share as provided in Section 11.4) shall be returned as soon as practicable after the withdrawal, without the payment of any interest, to the Participant, and the Participant's interest in the Plan or the Offering, as applicable, shall terminate. Such accumulated payroll deductions may not be applied to any other Offering under the Plan.

13. **Termination of Employment or Eligibility.** Upon a Participant's ceasing, prior to a Purchase Date, to be an Employee of the Participating Company Group for any reason, including retirement, disability or death, or the failure of a Participant to remain an Eligible Employee, the Participant's participation in the Plan shall terminate immediately. In such event, the payroll deductions credited to the Participant's Plan account since the last Purchase Date shall, as soon as practicable, be returned to the Participant or, in the case of the Participant's death, to the Participant's legal representative, and all of the Participant's rights under the Plan shall terminate. Interest shall not be paid on sums returned pursuant to this Section 13. A Participant whose participation has been so terminated may again become eligible to participate in the Plan by again satisfying the requirements of Sections 5 and 7.1.

14. **Transfer of Control.**

14.1 *Definitions.*

(a) An "**Ownership Change Event**" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a

10

party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(b) A "**Transfer of Control**" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, the "**Transaction**") wherein the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the "**Transferee Corporation(s)**"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. The Board shall have the right to determine whether multiple sales or exchanges of the voting stock of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

14.2 *Effect of Transfer of Control on Purchase Rights.* In the event of a Transfer of Control, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the **"Acquiring Corporation"**), shall assume the Company's rights and obligations under the Plan. If the Acquiring Corporation elects not to assume the Company's rights and obligations under outstanding Purchase Rights, the Purchase Date of the then current Purchase Period shall be accelerated to a date before the date of the Transfer of Control specified by the Board, but the number of shares of Stock subject to outstanding Purchase Rights shall not be adjusted. All Purchase Rights which are neither assumed by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date of the Transfer of Control shall terminate and cease to be outstanding effective as of the date of the Transfer of Control.

15. **Nontransferability of Purchase Rights.** A Purchase Right may not be transferred in any manner otherwise than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

16. **Restriction on Issuance of Shares.** The issuance of shares under the Plan shall be subject to compliance with all applicable requirements of foreign, federal or state law with respect to such securities. A Purchase Right may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable foreign, federal or state securities laws or other law or regulations or the requirements of any securities exchange or market system upon which the Stock may then be listed. In addition, no Purchase Right may be exercised unless (a) a registration statement under the Securities Act of 1933, as amended, shall at the time of exercise of the Purchase Right be in effect with respect to the shares issuable upon exercise of the Purchase Right, or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Purchase Right may be issued in accordance with the terms of an applicable exemption from the registration requirements of said Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of a Purchase Right, the Company may require the

Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

17. **Rights as a Stockholder and Employee.** A Participant shall have no rights as a stockholder by virtue of the Participant's participation in the Plan until the date of the issuance of a certificate for the shares purchased pursuant to the exercise of the Participant's Purchase Right (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such certificate is issued, except as provided in Section 4.2. Nothing herein creates an employment relationship between the Participant and any member of the Participating Group Company where such relationship does not otherwise exist, nor shall anything herein confer upon a Participant any right to continue in the employ of the Participating Company Group or interfere in any way with any right of the Participating Company Group to terminate the Participant's employment at any time.

18. **Legends.** The Company may at any time place legends or other identifying symbols referencing any applicable foreign, federal or state securities law restrictions or any provision convenient in the administration of the Plan on some or all of the certificates representing shares of Stock issued under the Plan. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to a Purchase Right in the possession of the Participant in order to carry out the provisions of this Section. Unless otherwise specified by the Company, legends placed on such certificates may include but shall not be limited to the following:

"THE SHARES EVIDENCED BY THIS CERTIFICATE WERE ISSUED BY THE CORPORATION TO THE REGISTERED HOLDER UPON THE PURCHASE OF SHARES UNDER AN EMPLOYEE STOCK PURCHASE PLAN AS DEFINED IN SECTION 423 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE TRANSFER AGENT FOR THE SHARES EVIDENCED HEREBY SHALL NOTIFY THE CORPORATION IMMEDIATELY OF ANY TRANSFER OF THE SHARES BY THE REGISTERED HOLDER HEREOF. THE REGISTERED HOLDER SHALL HOLD ALL SHARES PURCHASED UNDER THE PLAN IN THE REGISTERED HOLDER'S NAME (AND NOT IN THE NAME OF ANY NOMINEE)."

19. **Notification of Sale of Shares.** The Company may require the Participant to give the Company prompt notice of any disposition of shares acquired by exercise of a Purchase Right within two years from the date of granting such Purchase Right or one year from the date of exercise of such Purchase Right. The Company may require that until such time as a Participant disposes of shares acquired upon exercise of a Purchase Right, the Participant shall hold all such shares in the Participant's name (or, if elected by the Participant, in the name of the Participant and his or her spouse but not in the name of any nominee) until the lapse of the time periods with respect to such Purchase Right referred to in the preceding sentence. The Company may direct that the certificates evidencing shares acquired by exercise of a Purchase Right refer to such requirement to give prompt notice of disposition.

20. **Notices.** All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form

specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Participating Company Group, members of the Board and any officers or employees of the Participating Company Group to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

22. **Amendment or Termination of the Plan.** The Board may at any time amend or terminate the Plan, except that (a) such termination shall not affect Purchase Rights previously granted under the Plan, except as permitted under the Plan, and (b) no amendment may adversely affect a Purchase Right previously granted under the Plan (except to the extent permitted by the Plan or as may be necessary to qualify the Plan as an employee stock purchase plan pursuant to Section 423 of the Code or to obtain qualification or registration of the shares of Stock under applicable foreign, federal or state securities laws). In addition, an amendment to the Plan must be approved by the stockholders of the Company within twelve (12) months of the adoption of such amendment if such amendment would authorize the sale of more shares than are authorized for issuance under the Plan or would change the definition of the corporations that may be designated by the Board as Participating Companies.

23. **Continuation of Plan Terms as to Outstanding Purchase Rights.** Any other provision of the Plan to the contrary notwithstanding, the terms of the Plan prior to amendment (other than the maximum aggregate number of shares of Stock issuable thereunder) shall remain in effect and apply to all Purchase Rights granted pursuant to the Plan prior to amendment.

ADOBE SYSTEMS INCORPORATED
2011 EXECUTIVE CASH PERFORMANCE BONUS PLAN

      1.   **Purposes of the Plan.** This Adobe Systems Incorporated 2011 Executive Cash Performance Bonus Plan sets forth the plan for payment of cash bonuses to those Participants designated for participation and is intended to increase stockholder value and the success of the Company by motivating Participants to perform to the best of their abilities and to achieve the Company's objectives. The Plan's goals are to be achieved by providing such Participants with incentive awards based on the achievement of goals relating to the performance of the Company or one of its business units or upon the achievement of objectively determinable performance goals. The Plan is intended to permit the payment of bonuses that may qualify as performance-based compensation under Code Section 162(m) for Performance Periods starting on or after the commencement of the Company's 2011 Fiscal Year.

      2.   **Definitions.**

      (a)   "*Award*" means, with respect to each Participant, the award determined pursuant to Section 8(a) below for a Performance Period. Each Award is determined by a Payout Formula for a Performance Period, subject to the Committee's authority under Section 8(a) to eliminate or reduce the Award otherwise payable.

      (b)   "*Base Salary*" means, as to any Performance Period, the Participant's annualized salary rate on the last day of the Performance Period. Such Base Salary shall be before both (a) deductions for taxes or benefits, and (b) deferrals of compensation pursuant to Company-sponsored plans.

      (c)   "*Board*" means the Board of Directors of the Company.

      (d)   "*Code*" means the Internal Revenue Code of 1986, as amended.

      (e)   "*Committee*" means the Executive Compensation Committee of the Board, or another committee or subcommittee of the Board, which shall, with respect to payments hereunder intended to qualify as performance-based compensation under Code Section 162(m), consist, to the extent required by Section 162(m), solely of two or more members of the Board who qualify as "outside directors" within the meaning of Section 162(m).

      (f)   "*Company*" means Adobe Systems Incorporated or any of its subsidiaries (as such term is defined in Code Section 424(f)).

      (g)   "*Fiscal Year*" means a fiscal year of the Company.

      (h)   "*Maximum Award*" means, as to any Participant for any Performance Period, the maximum award that may be granted to the Participant under the Plan. In no event may the Maximum Award exceed $5 million multiplied by the number of complete Fiscal Years contained within the Performance Period, or, for any Performance Period of less than one complete Fiscal Year, $5 million.

      (i)   "*Participant*" means an eligible executive or member of senior management of the Company selected by the Committee, in its sole discretion, to participate in the Plan for a Performance Period.

      (j)   "*Payout Determination Date*" means the date upon which the Committee determines the amounts payable pursuant to the Target Award and the Payout Formula with respect to any previously completed Performance Period, in accordance with Section 8(a).

      (k)   "*Payout Formula*" means, as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 7 in order to determine the Awards (if any) to be paid to Participants, which is generally expressed as a percentage (which may be more than 100%) of the Target Award. The formula or matrix may differ from Participant to Participant.

      (l)   "*Performance-Based Compensation*" means compensation that is intended to qualify as "performance-based compensation" within the meaning of Section 162(m).

      (m)   "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures:

- growth in revenue or product revenue;

- growth in the market price of stock;

- operating margin;

- margin, including gross margin;

- operating income;

- operating income after taxes;

- operating profit or net operating profit;

- pre-tax profit;

- earnings before interest, taxes and depreciation;

- earnings before interest, taxes, depreciation and amortization;

- income, before or after taxes (including net income);

- total return on shares of stock or total stockholder return;

- earnings, including but not limited to earnings per share and net earnings;

- return on stockholder equity or average stockholder's equity;

- return on net assets;

- return on assets, investment or capital employed;

- expenses;

- cost reduction goals;

- return on capital;

- economic value added;

- market share;

- operating cash flow;

- cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization;

- cash flow per share;

- improvement in or attainment of working capital levels;

- debt reduction;

- debt levels;

- capital expenditures;

- sales or revenue targets, including product or product family targets;

- billings;

- workforce diversity;

- customer satisfaction;

- implementation or completion of projects or processes;

- improvement in or attainment of working capital levels;

- stockholders' equity; and

- other measures of performance selected by the Committee to the extent consistent with Section 162(m).

The Performance Goals may be based on (i) absolute target values, (ii) growth, maintenance or limiting losses, as compared to a prior period, or (iii) values relative to the performance of one or more comparable companies or to the performance of one or more relevant indices. The Performance Goals may be measured on a Company-wide basis or solely with respect to one or more business units, divisions, affiliates, or business segments. The Performance Goals may differ from Participant to Participant and from Award to Award.

In establishing a Performance Goal on the Target Determination Date, the Committee shall define, in an objective fashion, the manner of calculating the Performance Goal it selects to use for such Performance Period. The Performance Goals shall be determined in accordance with United States generally accepted accounting principles ("GAAP"), unless the Committee determines that a non-GAAP measure can and will be used in a manner that complies with Section 162(m). The Committee may provide that the attainment of the Performance Goal shall be measured by appropriately adjusting the evaluation of Performance Goal performance as follows:

- to include or exclude restructuring and/or other nonrecurring charges;

- to include or exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals;

- to include or exclude the effects of changes to GAAP required by the Financial Accounting Standards Board;

- to include or exclude the effects of any statutory adjustments to corporate tax rates;

- to include or exclude the effects of any "extraordinary items" as determined under GAAP;

- to include or exclude the effect of payment of the bonuses under this Plan and any other bonus plans of the Company;

- to include or exclude the effect of stock based compensation and/or deferred compensation;

- to include or exclude any other unusual, non-recurring gain or loss or other extraordinary item;

- to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development;

- to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions;

- to include or exclude the effects of divestitures, acquisitions or joint ventures;

- to include or exclude the effects of discontinued operations that do not qualify as a segment of a business unit under GAAP;

- to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture;

- to include or exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends;

- to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code);

- to reflect any partial or complete corporate liquidation;

- to reflect shippable backlog; and

- to include or exclude the amortization of purchased intangibles, technology license arrangements and incomplete technology.

The amount of any adjustment made pursuant to the prior sentence shall be determined in accordance with GAAP, unless the Committee determines that a non-GAAP adjustment can and will be used in a manner that complies with Section 162(m).

(n) "*Performance Period'* means any Fiscal Year or such other period as determined by the Committee in its sole discretion.

(o) "*Plan*" means this Adobe Systems Incorporated 2011 Executive Cash Performance Bonus Plan.

(p) "*Plan Year*" means the Company's fiscal year.

(q) "*Section 162(m)*" means Section 162(m) of the Code, or any successor to Section 162(m), as that Section may be interpreted from time to time by the Internal Revenue Service, whether by regulation, notice or otherwise.

(r) "*Target Award*' means the target award payable under the Plan to a Participant for the Performance Period, expressed as a percentage of Participant's Base Salary (or any other measure of the Participant's base salary determined by the Committee) or a specific dollar amount, as determined by the Committee in accordance with Section 6.

(s) "*Target Determination Cutoff Date*" means the latest possible date that will not jeopardize a Target Award's qualification as Performance-Based Compensation.

(t) "*Target Determination Date*" means the date or dates upon which the Committee sets the Target Award and Payout Formula with respect to any Performance Period, in accordance with Section 7.

(u) "*Threshold Award*" means the minimum award payable under the Plan to a Participant for the Performance Period, expressed as a percentage of Participant's Base Salary (or any other measure of the Participant's base salary determined by the Committee) or a specific dollar amount, as determined by the Committee in accordance with Section 6.

3. **Plan Administration.**

(a) The Committee shall be responsible for the general administration and interpretation of the Plan and for carrying out its provisions. Subject to the requirements for qualifying compensation as Performance-Based Compensation, the Committee may delegate specific administrative tasks to Company employees or others as appropriate for proper administration of the Plan. Subject to the limitations on Committee discretion imposed under Section 162(m), the Committee shall have such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the following powers and duties, but subject to the terms of the Plan:

(i) discretionary authority to adopt Target Awards and Payout Formulae under this Plan for a given Performance Period on or prior to the Target Determination Cutoff Date;

(ii) discretionary authority to construe and interpret the terms of the Plan, and to determine eligibility and the amount, manner and time of payment of any Awards hereunder;

(iii) to prescribe forms and procedures for purposes of Plan participation and distribution of Awards; and

(iv) to adopt rules, regulations and bylaws and to take such actions as it deems necessary or desirable for the proper administration of the Plan.

(b) Any rule or decision by the Committee that is not inconsistent with the provisions of the Plan shall be conclusive and binding on all persons, and shall be given the maximum deference permitted by law.

4.   Eligibility.   The employees eligible to participate in the Plan for a given Performance Period shall be determined by the Committee, and are generally expected to include executive officers of the Company who are subject to Section 16 of the Securities and Exchange Act of 1934 and any other members of senior management of the Company who are specifically designated by the Committee, in its sole discretion, for participation in the Plan. Unless specifically excepted under terms that are consistent with Section 162(m), a Participant must be actively employed on the last day of the Performance Period to be eligible to receive a payment hereunder. No person shall be automatically entitled to participate in the Plan.

5.   Performance Goal Determination.   On the Target Determination Date, the Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing on or prior to the Target Determination Cutoff Date, and the achievement of such Performance Goals shall be substantially uncertain at such time.

6.   Target Award Determination.   On the Target Determination Date, the Committee, in its sole discretion, shall establish a Target Award and a Maximum Award for each Participant. Each Participant's Target Award and Maximum Award (and any Threshold Award, as applicable) shall be set forth in writing on or prior to the Target Determination Cutoff Date.

7.   Determination of Payout Formula.   On the Target Determination Date, the Committee, in its sole discretion, shall establish a Payout Formula for purposes of determining the Award (if any) payable to each Participant. Each Payout Formula (a) shall be set forth in writing on or prior to the Target Determination Cutoff Date, (b) shall provide for the payment of a Participant's Award if the Performance Goals for the Performance Period are achieved, and (c) may provide for an Award payment greater than or less than the Participant's Target Award, depending upon the extent to which the Performance Goals are achieved. Notwithstanding the preceding, in no event shall a Participant's Award for any Performance Period exceed the Maximum Award.

8.   Payout Determination; Award Payment.

(a)   Payout Determination and Certification.   On the Payout Determination Date, the Committee shall certify in writing (which may be by approval of the minutes from the meeting in which the certification was made or by a written certification signed by a duly authorized officer of the Company who attended the Committee meeting of the certifications made by the Committee in its meeting) the extent to which the Performance Goals applicable to each Participant for the Performance Period were achieved or exceeded. The Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance that has been certified by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may eliminate or reduce the Award payable to any Participant below that which otherwise would be payable under the Payout Formula.

(b)   Right to Receive Payment.   Each Award under the Plan shall be paid solely from the general assets of the Company. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right to payment of an Award other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

(c)   Form of Distributions.   The Company shall distribute all Awards to the Participant in cash. All payments under this Plan will be subject to applicable tax withholdings.

(d)   Timing of Distributions.   Subject to Section 8(e) below, the Company shall distribute amounts payable to Participants as soon as is practicable following the determination and written certification of the Award for a Performance Period, but in no event later than March 15 of the year following the year of performance so that all such payments comply with Treasury Regulation Section 1.409A-1(b)(4).

(e)   Deferral.   The Committee may defer payment of Awards, or any portion thereof, to Participants as the Committee, in its discretion, determines to be necessary or desirable to preserve the deductibility of such amounts under Section 162(m). In addition, the Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion.

9.   **Term of Plan.** The Plan shall first apply to the 2011 Plan Year; however, no payments shall be made under the Plan to individuals who are "covered employees" (as defined under Section 162(m)) in respect of performance in the 2011 Plan Year if the Plan is not approved at the first annual meeting of the Company's stockholders held in 2011. The Plan shall continue until the earlier of (a) the date as of which the Committee terminates the Plan and (b) the last day of the Plan Year ending in 2015 (provided that Awards, if any, for such Plan Year shall be paid in accordance with the terms of the Plan).

10.   **Amendment and Termination of the Plan.** The Committee may amend, modify, suspend or terminate the Plan, in whole or in part, at any time, including adopting amendments deemed necessary or desirable to correct any defect or to supply omitted data or to reconcile any inconsistency in the Plan or in any Award granted hereunder; provided, however, that no amendment, alteration, suspension or discontinuation shall be made which would (i) increase the amount of compensation payable pursuant to such Award or (ii) cause compensation that is, or may become, payable hereunder to any "covered employee" to fail to qualify as Performance-Based Compensation. To the extent necessary or advisable under applicable law, including Section 162(m), Plan amendments shall be subject to stockholder approval. At no time before the actual distribution of funds to Participants under the Plan shall any Participant accrue any vested interest or right whatsoever under the Plan except as otherwise stated in this Plan.

11.   **Bifurcation of the Plan.** It is the intent of the Company that the Plan, and all payments made hereunder, satisfy and be interpreted in a manner that, in the case of Participants who are persons whose compensation is subject to the limitations on deductibility of compensation provided under Section 162(m), qualify as Performance-Based Compensation under Section 162(m). Any provision, application or interpretation of the Plan inconsistent with this intent to satisfy the requirements of Section 162(m) shall be disregarded. However, notwithstanding anything to the contrary in the Plan, the provisions of the Plan may at any time be bifurcated by the Board or the Committee in any manner so that certain provisions of the Plan or any payment intended (or required in order) to satisfy the applicable requirements of Section 162(m) are only applicable to persons whose compensation is subject to the limitations on deductibility of compensation provided under Section 162(m).

12.   **No Guarantee of Employment.** The Plan is intended to provide a financial incentive to Participants and is not intended to confer any rights to continued employment upon Participants whose employment will remain at-will and subject to termination by either the Company or Participant at any time, with or without cause or notice.



345 PARK AVENUE
SAN JOSE, CA 95110-2704

YOU CAN VOTE OVER THE INTERNET OR BY TELEPHONE
QUICK * EASY * IMMEDIATE * AVAILABLE
24 HOURS A DAY * 7 DAYS A WEEK

Adobe Systems Incorporated encourages you to take advantage of convenient ways to vote. If voting by proxy, you may vote over the Internet, by telephone or by mail. Your Internet or telephone vote authorizes the named proxies to vote in the same manner as if you marked, signed, and returned your proxy card. To vote over the Internet, by telephone, or by mail, please read the accompanying proxy statement and then follow these easy steps:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 20, 2011. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 20, 2011. Have your proxy card in hand when you call and then follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Adobe Systems Incorporated in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in the future.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Adobe Systems Incorporated, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M30883-P06774 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ADOBE SYSTEMS INCORPORATED

Vote on Directors

The Board of Directors recommends a vote FOR all nominees.

1. Election of the four (4) Class II Directors proposed in the accompanying Proxy Statement to serve for a two-year term.	For	Against	Abstain
1a. Robert K. Burgess	☐	☐	☐
1b. Daniel Rosensweig	☐	☐	☐
1c. Robert Sedgewick	☐	☐	☐
1d. John E. Warnock	☐	☐	☐

Vote on Proposals

The Board of Directors recommends a vote FOR Proposals 2, 3, 4, 5 and 6:

	For	Against	Abstain
2. Approval of the amendment of the 1997 Employee Stock Purchase Plan to increase the share reserve by 17 million shares.	☐	☐	☐
3. Approval of the adoption of the 2011 Executive Cash Performance Bonus Plan.	☐	☐	☐
4. Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending on December 2, 2011.	☐	☐	☐
5. Approval of the Certificate of Amendment to the Restated Certificate of Incorporation to eliminate our classified Board structure.	☐	☐	☐
6. Advisory vote to approve the resolution on the compensation of the named executive officers.	☐	☐	☐

The Board of Directors recommends a vote for ONE YEAR on the following proposal:

	1 Year	2 Years	3 Years	Abstain
7. Advisory vote on the frequency of future advisory votes to approve a resolution on the compensation of the named executive officers.	☐	☐	☐	☐

Sign exactly as your name(s) appear(s) on the stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy card. If shares of stock are held of record by a corporation, the proxy card should be executed by the President or Vice President and the Secretary or Assistant Secretary. Executors or administrators or other fiduciaries who execute the proxy card for a deceased stockholder should give their full title. Please date the proxy card.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting:
The Letter to Stockholders, Notice and Proxy Statement, and Annual Report on Form 10-K are available at www.proxyvote.com.

M30884-P06774

ADOBE SYSTEMS INCORPORATED

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints John E. Warnock and Shantanu Narayen, and each of them, with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Systems Incorporated (the "Company")which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Company's headquarters, 321 Park Avenue, East Tower, San Jose, California 95110-2704 on Thursday, April 21, 2011 at 9:00 a.m. local time and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed on the reverse side and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted FOR the election of the nominees listed on the reverse side for the Board of Directors and FOR Proposals 2, 3, 4, 5 and 6 and for ONE YEAR with respect to Proposal 7.** Whether or not you are able to attend the meeting, you are urged to sign and mail the proxy card in the return envelope so that the stock may be represented at the meeting.

IF YOU ELECT TO VOTE BY MAIL, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)